UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission File No. 001-36672

KIORA PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**98-0443284**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

169 Saxony Rd.
Suite 212
Encinitas, CA 92024
(Address of Principal Executive Offices, including zip code)
(858) 224-9600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.01 par value	KPRX	The NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The Nasdaq Stock Market on June 30, 2025, was approximately $10,465,142. Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not a determination for other purposes.

At March 21, 2026, there were 3,950,628 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive Proxy Statement to be delivered to stockholders in connection with the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

KIORA PHARMACEUTICALS, INC.

ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2025

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report on Form 10-K", this "Annual Report" or this "Form 10-K") contains statements that are not statements of historical fact and are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The forward-looking statements are principally, but not exclusively, contained in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about management's confidence or expectations, and our plans, objectives, expectations, and intentions that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "goals," "sees," "estimates," "projects," "predicts," "intends," "think," "potential," "objectives," "optimistic," "strategy," and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- the timing and success of preclinical studies and clinical trials conducted by us and our development partners;

- the ability to obtain and maintain regulatory approval of our product candidates, and the labeling for any approved products;

- the scope, progress, expansion, and costs of developing and commercializing our product candidates;

- the size and growth of the potential markets for our product candidates and the ability to serve those markets;

- our expectations regarding our expenses and revenue, the sufficiency of our cash resources and needs for additional financing;

- the anticipated benefits of our strategic co-development and commercialization agreement with Théa Open Innovation (TOI);

- the anticipated benefits of our exclusive option agreement with Senju Pharmaceutical Co., Ltd (Senju);

- the rate and degree of market acceptance of any of our products;

- our expectations regarding competition;

- our anticipated growth strategies;

- our ability to attract or retain key personnel;

- our ability to establish and maintain development partnerships;

- our expectations regarding federal, state and foreign regulatory requirements;

- regulatory developments in the United States (U.S.) and foreign countries;

- our ability to obtain and maintain intellectual property protection for our product candidates; and

- the anticipated trends and challenges in our business and the market in which we operate.

We discuss many of these risks in detail under the heading "Item 1A. Risk Factors" beginning on page of 21 this Annual Report on Form 10-K. You should carefully review all of these factors, as well as other risks described in our public filings. You should also be aware that there may be other factors, including factors of which we are not currently aware, that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These forward-looking statements represent our estimates and assumptions only as of the date of this report. Except as required by federal securities laws, we undertake no obligation to update these forward-looking statements to disclose material developments related to previously disclosed information.

Kiora Pharmaceuticals, Inc. is referred to herein as "we," "our," "us," and "the Company."

PART I

ITEM 1. BUSINESS

Overview

We are a clinical-stage specialty pharmaceutical company developing and commercializing therapies for the treatment of retinal diseases.

We are developing KIO-301, with an initial focus on patients with later stages of vision loss due to retinitis pigmentosa (collectively including any and all sub-forms, "RP"). KIO-301 is a potential vision-restoring small molecule that acts as a "photoswitch" specifically created to restore vision in patients with inherited and age-related degenerative retinal diseases, including RP. We completed a Phase 1b clinical trial in September 2023 and presented topline results in November 2023 at the American Academy of Ophthalmology Annual Meeting. The full data package triggered multiple discussions with various potential pharmaceutical partners. After assessing available options, in January 2024, we partnered with Théa Open Innovation ("TOI"), a sister company of Laboratories Théa. In October 2024, we received regulatory approval to initiate a Phase 2 clinical trial to investigate KIO-301 in patients with retinitis pigmentosa. The ABACUS-2 trial is a 36 patient, multicenter, double-masked, randomized, controlled, multiple dose study enrolling patients with ultra-low vision or no light perception regardless of their underlying gene mutation associated with retinitis pigmentosa. Enrollment in the ABACUS-2 trial is currently ongoing. As KIO-301 and its sister molecules are ion channel modulators, the potential to treat other neurological diseases exists. KIO-301 (formerly known as B-203) was acquired through the Bayon Therapeutics, Inc. ("Bayon") transaction which closed October 21, 2021.

We are also developing KIO-104 for the treatment of retinal inflammatory diseases, including Diabetic Macular Edema (DME) and Posterior Non-Infectious Uveitis, a T cell-mediated, intraocular inflammatory disease. KIO-104 is a novel and potent, non-steroidal small-molecule inhibitor of dihydroorotate dehydrogenase ("DHODH") formulated for intravitreal delivery, and is ideally suited to suppress overactive T-cell activity to treat the underlying inflammation. We believe KIO-104 to be best-in-class with picomolar potency and a validated immune modulating mechanism of action designed to overcome the off-target side effects and safety issues associated with commercially available DHODH inhibitors. Data from a Phase 1b/2a study, reported in October 2022, showed that a single injection of KIO-104 decreased intraocular inflammation and improved visual acuity for the duration of the study. Further, there was evidence of reduced Cystoid Macular Edema from baseline. KIO-104 has also been tested in preclinical models of Proliferative Vitreoretinopathy demonstrating a dose responsive improvement in scarring size and frequency. These data were presented at the Association for Research in Vision and Ophthalmology (ARVO) annual scientific conference in May 2025. In May 2025, we received approval to start enrolling patients in a Phase 2 trial for KIO-104 in retinal inflammation. We began enrollment of the KLARITY trial in the second quarter of 2025. KLARITY is an open-label, multiple dose study of the safety, tolerability and efficacy of KIO-104 in patients with macular edema. Dosing began in the third quarter of 2025. KIO-104 (formerly known as PP-001) was acquired through the acquisition of Panoptes Pharma GmbH (Panoptes) in the fourth quarter of 2020.

We are considering strategic partnering for our KIO-101 asset, which focuses on treating the ocular manifestation of patients with autoimmune diseases, including rheumatoid arthritis and, as such, is termed the Ocular Presentation of Rheumatoid Arthritis and Other Autoimmune Diseases (OPRA+). KIO-101 uses the same active compound in KIO-104, but is formulated as an ophthalmic topical eye drop. In the fourth quarter of 2021, we reported top-line safety and tolerability data from a Phase 1b proof-of-concept study evaluating KIO-101 in patients with ocular surface inflammation. As a further sign of safety, there were zero clinically significant laboratory findings observed in both healthy patients and those with ocular surface inflammation.

Market Opportunity

Retinitis Pigmentosa Market Overview

More than 3.4 million patients globally are estimated to have an inherited retinal disease leading to significant or permanent vision loss. RP is the largest family of these inherited diseases. RP affects about 1 in 3,500 people worldwide. Thus, with a population of about 348.6 million in the U.S. as of March 2026, about 99,593 people in the U.S. would be expected to have RP. With a worldwide population presently estimated at over 8.2 billion, it can be estimated that approximately 2.4 million people around the world have RP.

RP is a group of hereditary progressive disorders that may be inherited as autosomal recessive, autosomal dominant or X-linked recessive traits. Maternally inherited variants of RP transmitted via the mitochondrial DNA can also exist. About half of all RP cases are isolated (that is, they have no family history of the condition). RP may appear alone or in conjunction with one of several other rare disorders. Patients with RP have a progressive loss of photoreceptors (rods and cones) and therefore patients with late-stage RP have a substantial loss of peripheral and central visual function.

While no approved therapies are available for the treatment of RP, current therapeutics in development primarily rely on genetic manipulation approaches to introduce light sensing channels into viable downstream cells, a field termed optogenetics.

Our Solution: KIO-301

KIO-301 is a novel small molecule with the potential to confer light sensitivity to patients with degenerated retinas due to either inherited or age-related diseases, which has received an ODD from the FDA. Many retinal diseases result in the death of the retinal photoreceptors, the light sensing cells in the retina. However, downstream retinal neurons, such as the bipolar and retinal ganglion cells ("RGCs") remain viable for long periods after photoreceptor death. KIO-301 selectively enters these cells and non-covalently resides on the intracellular domains of potassium and hyperpolarization-activated, cyclic nucleotide-gated voltage gated ion channels. As KIO-301 has an azobenzene core, visible light causes a rapid and reversible change in the isomeric state of the molecule, transforming from a linear molecule to an orthogonal molecule. When this happens, the voltage gated ion channels and current flux are altered, causing cellular depolarization and signaling to the brain as to the presence of light. When light is no longer touching the molecule, it reverts back to its linear state, allowing ion flux from the cells to revert to pre-stimulation activity and thus promoting repolarization and a turning "off" of the brain signaling.

This novel mechanism of action enables potential application to multiple diseases. RP is a group of inherited eye diseases that cause photoreceptor cell death. In the U.S., RP is considered an orphan disease with a prevalence of fewer than 200,000. This prevalence enables consideration for KIO-301 to qualify for an ODD in the treatment of RP, conferring increased regulatory collaboration with the FDA, and market exclusivity if clinical trials demonstrate safety and efficacy. On March 17, 2022, we were granted an ODD by the FDA for the active ingredient in KIO-301. In July 2024, we were granted Orphan Medicinal Product Designation by the European Medicines Agency for KIO-301 for the treatment of non-syndromic, rod-dominant retinal dystrophies, which includes diseases like retinitis pigmentosa, choroideremia, Stargardt disease and others. In September 2024, the European Medicines Agency expanded our Orphan Medicinal Product Designation to also include syndromic, rod-dominant retinal dystrophies that includes diseases like Usher syndrome, which has non-ocular aspects of diseases in addition to retinal involvement. Currently, no therapeutics are approved to treat patients with RP.

A possible market expansion beyond RP would be to evaluate KIO-301 in patients with other types of inherited retinal diseases of in patients with geographic atrophy (GA), an advanced stage of age-related dry macular degeneration. Like RP, GA results in photoreceptor degeneration while maintaining RGC viability. Thus, KIO-301 could benefit these patients who have lost vision. There are about 1 million patients in the U.S. with GA and to date, no therapeutics are approved to treat this disease.

Diabetic Macular Edema and Posterior Non-Infectious Uveitis Market Overview

Diabetic macular edema (DME) is a late-stage complication of patients with diabetic retinopathy. This disease is partially caused by overactive inflammation in the retina causing a build up of extracellular fluid which can cause layers of the retina to separate and thus impair vision either temporarily or permanently. It is estimated that 34.2

million Americans have diabetes and that approximately 750,000 Americans have DME. Current treatments involve chronic steroid use or anti-VEGF treatments.

Non-infectious uveitis involving the posterior segment is an important and leading cause of vision loss. While oral corticosteroid therapy is the first-line approach, depending on its underlying cause, uveitis often cannot be controlled after tapering of the steroid to a dose that is safe for chronic treatment. Thus, steroid-sparing immunosuppressive therapy can play an important role for treating this disease.

There are approximately 0.2 million cases of posterior non-infectious uveitis annually in the U.S., UK and EU.

Our Solution: KIO-104

KIO-104 is a third-generation small molecule DHODH inhibitor. DHODH is extensively exploited as potential drug targets for immunological disorders, oncology, and infectious diseases. DHODH is a key enzyme in the de novo pyrimidine synthesis pathway. This enzyme is located in the mitochondria and catalyzes the conversion of dihydroorotate (DHO) to orotate as the fourth step in the de novo synthesis of pyrimidines that are ultimately used in the production of nucleotides.

Nucleotides are required for cell growth and replication. Nucleotides are the activated precursors of nucleic acids and are necessary for the replication of the genome and the transcription of the genetic information into RNA. Nucleotides also serve as an energy source for a more select group of biological processes (adenosine triphosphate and guanosine triphosphate). They further play a role in the formation of glycogen, signal-transduction pathways, and as components of co-enzymes (nicotinamide adenine dinucleotide and flavin adenine dinucleotide). An ample supply of nucleotides in the cell is essential for cellular function.

There are two pathways for the biosynthesis of nucleotides: salvage and de novo. In the salvage pathway, the bases are recycled (salvaged) from RNA and DNA degradation. In the de novo pathway, the bases are assembled from precursor molecules (made from scratch).

One critical requirement of fast-growing or proliferating cells, such as the expansion of activated T-cells, is the requirement of an abundance of nucleotide bases. These metabolic activities will predominately utilize the de novo pathway for nucleotide biosynthesis. A key advantage of DHODH inhibition is the selectivity towards metabolically activated cells (with a high need for RNA and DNA production), which should mitigate any negative impact on normal cells. Depletion of cellular pyrimidine pools through the selective inhibition of DHODH has been shown to be a successful approach for treating certain diseases.

Currently, two first generation DHODH inhibitors have been approved in the U.S. and abroad and are marketed by Sanofi S.A. as leflunomide (Arava®) and the active metabolite teriflunomide (Aubagio®). These oral tablets are approved for the treatment of rheumatoid arthritis (RA) and multiple sclerosis (MS), respectively. These diseases are autoimmune disorders. One potential explanation for the therapeutic effects of Arava® in arthritis is the reduction in the numbers or reactivity of activated T-cells, which are involved in the pathogenesis of RA. The generally accepted view of human MS pathogenesis implicates peripheral activation of myelin-specific autoreactive T-cells that lead to inflammatory disease in the central nervous system. By blocking the de novo pyrimidine synthesis pathway via DHODH inhibition, it is suggested that Aubagio® reduces T-cell proliferation in the periphery. Arava® and Aubagio® are formulated as oral drugs, and it has been established that leflunomide is metabolized in the liver to the active metabolite teriflunomide. Hepatotoxicity was reported as a major side effect after oral administration, possibly as a result of the extent of liver metabolism. Moreover, it was shown that apart from DHODH, a series of protein kinases are inhibited by Arava® and Aubagio®.

Ocular Presentation of Rheumatoid Arthritis Market (OPRA+) Overview

Patients with systemic autoimmune diseases including Rheumatoid Arthritis (RA), are known to suffer from ocular presentation of their underlying autoimmune conditions. Secondary to inflammation and associated pathologies in the joint synovium, the eye carries significant morbidity and impact on eye health and quality of life. These ocular presentations can include signs and symptoms similar to keratoconjunctivitis sicca (KCS), episcleritis, scleritis, peripheral ulcerative keratitis, anterior uveitis, as well as retinal vasculitis. In patients with OPRA+, the surface of the eye often has significant irritation accompanied by symptoms of soreness, grittiness, light sensitivity, and dryness. Patients with RA suffer from ocular signs and symptoms at a rate reported to be 2-3X that of the general population. Furthermore, in those OPRA+ patients, up to 50% report moderate to severe signs and symptoms. Today, there are estimated to be approximately 1.8 million[1] RA patients in the U.S. Approximately one-third of these patients present with OPRA+ (more than 0.5 million in the U.S.), with more than 90% seeking prescription medication to address these ophthalmic manifestations. Unfortunately, today's ocular surface anti-inflammatory medicines are usually not sufficient to treat OPRA+ as they are broad and not targeted to the underlying pathophysiology.

RA, as well as OPRA+, are T-cell mediated auto-inflammatory diseases and whilst rheumatologists are helping the systemic manifestations of this disease with approved targeted t-cell modulators, including DHODH inhibitors, ophthalmologists do not have the same toolbox of treatments designed specifically to help patients with ocular presentation.

Our Solution: KIO-101

As noted above, KIO-101 is a member of a family of DHODH inhibitors, known to be disease modifying agents in autoimmune diseases. KIO-101 is a topical ophthalmic formulation of the same API as KIO-104. As a significant portion of the ocular surface inflammation due to underlying autoimmune diseases is caused by over-active T-cells, it is believed that a DHODH inhibitor has the potential to positively impact this disease.

Our Strategy

Our goal is to develop products for treating disorders of the eye. The key elements of this strategy are to:

- Develop Core Assets

  – Continue clinical development of KIO-301 for which a Phase 2 clinical study is actively enrolling patients with mid to late-stage retinitis pigmentosa in collaboration with TOI.

  – Continue clinical development of KIO-104 for which a Phase 2 clinical study is actively enrolling patients with retinal inflammation due to diseases like diabetic macular edema and posterior non-infectious uveitis.

- Increase Equity Value through Collaborations

  – Seek partnership for our KIO-101 product candidate to continue its development activities.

  – Pursue strategic collaborations to further our existing assets with respect to new indication potential and more detailed mechanism of action, which can result in new intellectual property.

Collaborations

In May 2025, we entered into an exclusive option agreement (the "Option Agreement") with Senju Pharmaceutical Co., Ltd ("Senju"). Under the agreement, we granted Senju an exclusive option to obtain an exclusive license to the development and commercialization rights of KIO-301 for the treatment of ophthalmic diseases in certain key countries in Asia, including Japan and China. In exchange, we received a nonrefundable payment of $1.25 million. In the future, if the option is exercised and a license agreement is executed, we will be eligible to receive an additional $109.5 million in milestone payments plus tiered, mid double-digit royalties on net sales.

On January 25, 2024, we entered into an agreement with TOI, a sister company of Laboratories Théa, with respect to KIO-301. The agreement grants TOI the global rights (except for certain countries in Asia) to co-develop and commercialize KIO-301 in ophthalmology. We and TOI will operate under a Joint Steering Committee for the strategic and operational components of KIO-301's continued development. In exchange, we

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[1] Based on prevalence data from the Epidemiology of RMD study published in Rheumatology International (April 2017) 37:1551–1557.

received an upfront payment of $16 million and will be eligible to receive aggregate clinical development, regulatory and commercial milestone payments of up to $285 million and tiered commercial royalties up to the low 20% on net sales. Further, TOI is responsible for all research and development costs of KIO-301.

On July 21, 2023, we entered into a Memorandum of Understanding with the Choroideremia Research Foundation ("CRF") to support strategic development of KIO-301 in Choroideremia ("CHM"). CHM is a rare, inherited retinal disease that causes blindness. This collaboration could accelerate our development of KIO-301 for this indication, which also is included in the TOI partnership. Under the collaboration, CRF will assist us with access to clinical and scientific thought leaders to assist in further development of KIO-301 for CHM. CRF will also provide aid in enrollment of patients for any future trials of KIO-301 for CHM.

Our Pipeline

Product Route of Delivery	Indication	Development Stage				Commercial Rights
		Pre-clinical	Phase 1	Phase 2	Phase 3	
KIO-301 Intravitreal	Retinitis Pigmentosa (Mutation Agnostic)	*Granted Orphan Drug Designation (USA & EU)*				TOI (global less Asia) Senju (Option - Key Asian Countries)
	Choroideremia					
	Stargardt Disease					
KIO-104 Intravitreal	Macular Edema (Retinal Inflammation)	*Granted Orphan Drug Designation - Uveitis (EU)*				KPRX
	Proliferative Vitreoretinopathy					

Clinical Development

KIO-301: Retinitis Pigmentosa

Phase 1b Study:

In the fourth quarter of 2022, we initiated a first-in-human clinical trial of KIO-301, referred to as the ABACUS study. The study was designed to evaluate the safety and efficacy of KIO-301 in patients with late-stage Retinitis Pigmentosa.

Design

This was a Phase 1b open-label, single ascending dose clinical trial for people living with retinitis pigmentosa. The study enrolled six patients and evaluated 12 eyes. The first cohort of three patients included individuals with no or bare light perception due to the progression of RP. The second cohort included patients able to perceive light but with ultra-low vision, clinically diagnosed as being able to detect hand motion or count fingers, but incapable of reading even the largest letter on an eye chart. Dose escalations were performed in each patient's contralateral eye. The primary endpoints were safety and tolerability, with secondary efficacy endpoints including objective and subjective evaluations, such as object identification and contrast assessment, navigation, perimetry, functional MRI and other ophthalmic and quality-of-life assessments. This multi-site study was being conducted at The Royal Adelaide Hospital in Adelaide, South Australia as well as at a private ophthalmology clinic in Adelaide, South Australia.

Study Results

We completed the last patient dosing of the initial trial in September 2023 with topline results announced on November 4, 2023 at the American Academy of Ophthalmology retina sub-specialty day. KIO-301 achieved its primary endpoint of safety and tolerability at all doses tested with no ocular nor non-ocular serious adverse events. Regarding key secondary efficacy endpoints, KIO-301 consistently demonstrated improvements in vision from baseline, including expansion of visual fields, improved visual acuity and light perception, higher success rates in multiple functional vision tests, increased neural activity within the primary visual cortex and improvements in quality of life.

KIO-104: Non-Infectious Posterior Uveitis

Phase 1b/2a Study:

A first-in-human clinical study to evaluate the safety of an intravitreal injection of KIO-104 in patients with chronic, non-infectious uveitis was conducted and the final study report was completed in 2021.

Design

KIO-104 was delivered as a single, intravitreal injection of 300, 600, and 1,200 ng per eye. The primary objective of the study assessed the safety, tolerability and pharmacokinetics ("PK") of ascending doses of KIO-104 in 12 patients. The secondary objectives assessed intraocular inflammation and visual acuity.

Study Results

KIO-104 showed an excellent safety profile and promising efficacy signals in improvement of inflammatory parameters and visual acuity in uveitis patients with an apparent dose dependent treatment effect in improvement of visual acuity at Day 14 post dosing. Upon analyzing only the highest dose group (1,200 ng), a fundamental mean improvement of visual acuity was seen in the patients, which started within the first week post injection (Day 7) and lasted beyond the last study visit (Day 28). Apart from improved visual acuity, improvements in vitreous haze and reduction in macular edema were observed in the patients treated with KIO-104.

Intellectual Property and Proprietary Rights

Overview

We are building an intellectual property portfolio for our active platforms, KIO-104 and KIO-301, and any other product candidates that we may develop, as well as other devices and product candidates for treatment of ocular indications in the U.S. and abroad. We currently seek, and intend to continue to seek, patent protection in the U.S. and internationally for our product candidates, methods of use, and processes for manufacture, and for other technologies, where appropriate. Our current policy is to actively seek to protect our proprietary position by, among other things, filing patent applications in the U.S. and abroad relating to proprietary technologies that are important to the development of our business. We also rely on, and will continue to rely on, trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for the technologies that we consider important to our business, our ability to defend our patents, and our ability to preserve the confidentiality of our trade secrets and operate our business without infringing the patents and proprietary rights of third parties.

Patent Portfolio

Our patent portfolio includes patents covering KIO-101 and KIO-104 including composition-of-matter, formulations thereof and its therapeutic uses in the treatment of ocular disorders and diseases and more. Our KIO-301 portfolio of patents covers composition-of-matter, methods of use, and formulations thereof. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant new drug application or NDA. See "Government Regulation — Patent Term Restoration and Marketing Exclusivity" below.

Globally, we hold 36 active and valid patents that will expire between 2031 and 2043. We have applied for an additional 68 patents, which if approved will expire between 2035 and 2046.

Option Agreement

The Company is party to one option agreement. In May 2025, the Company entered into an exclusive option agreement (the "Option Agreement") with Senju. Under the Option Agreement, Senju paid the Company a non-refundable upfront Option Fee of $1.25 million in exchange for an exclusive Option to negotiate a sublicense for the development and commercialization rights to KIO-301 program in certain key countries in Asia, including Japan and China, following the completion of a Phase 2 clinical trial, which is currently in underway in Australia in collaboration with Thea Open Innovation ("TOI"). The Option exercise term will end after a defined period following the report of topline data from the ongoing ABACUS-2 Phase 2 clinical trial. For an additional option fee of $0.5 million, Senju can extend the exercise term. If exercised, the Option would lead to a separate sublicense agreement, with certain pre-negotiated terms, including potential additional consideration encompassing upfront, milestone, and royalty payments for a combined maximum of $110.75 million. Because the Option exercise period is expected to extend beyond twelve months from the balance sheet date, the upfront option fee that is recorded as deferred collaboration revenue is classified as a long-term contingency.

License Agreements

We are a party to five license agreements as described below. These license agreements require us to pay or receive royalties or fees to or from the licensor based on revenue or milestones related to the licensed technology.

On January 25, 2024, we entered into an agreement with TOI to co-develop and commercialize KIO-301 globally (except for certain countries in Asia) in the field of ophthalmology. This agreement carries a collaborative approach to the continued development of KIO-301 (of which TOI is 100% responsible for direct costs of all research and development activities) and upon the achievement of certain clinical development, regulatory and commercial milestones, we will become eligible to receive up to $285 million in aggregate. We also received an up-front payment from TOI of $16 million and have a tiered commercial royalty structure up to the low 20% of net sales.

On May 1, 2020, we, through our subsidiary Bayon, entered into an agreement with Photoswitch Therapeutics, Inc. ("Photoswitch") granting to us access to certain patent applications and intellectual property rights with last-to-expire patent terms of January 2030. The agreement calls for payments to Photoswitch upon the achievement of certain development milestones and upon first commercial sale of the product.

On May 1, 2020, we, through our subsidiary Bayon, entered into an agreement with University of California ("UC") granting to us the exclusive rights to its pipeline of photoswitch molecules. The agreement requires us to pay an annual fee to UC of $5,000, as well as payments to UC upon the achievement of certain development milestone and royalties based on revenue relating to any product incorporating KIO-301. We are obligated to pay royalties on net sales of 2% of the first $250 million of net sales, 1.25% of net sales between $250 million and $500 million, and 0.5% of net sales over $500 million. In addition, the agreement requires us to pay sublicense fees for the grant of rights under a sublicense agreement at 8% of sublicense revenue prior to enrolling the first patient in any Phase I or Phase II (if Phase I is not performed) clinical trial of a licensed product, 6% of sublicense revenue prior to enrolling the first patient in any Phase III clinical trial of a licensed product, or 4% of sublicense revenue prior to any arms-length first commercial sale of a licensed product. On October 30, 2023, we, through our subsidiary Bayon, entered into an agreement with UC to amend the UC licensing agreement effective November 5, 2023, granting us exclusive rights to a patent application covering specific formulations of KIO-301, which was previously jointly owned by UC and Bayon. Further, Bayon has the ability to assign or transfer the agreement providing written notice is given within at least 15 days prior to any such assignment, providing written assignment agreement by successor within 30 days, and by paying an assignment fee of $30,000 within thirty days of the assignment. Per the terms of the agreement, upon execution of the amendment, we were required to pay UC $15,000. Per these terms, we made a payment to UC for $0.7 million related to the up-front payment received from TOI upon execution of the strategic development and commercialization agreement. The agreement expires on the date of the last-to-expire patent included in the licensed patent portfolio which is currently January 2030. However, if patents that are currently pending approval are issued, the license expiration would extend into 2041.

On July 2, 2013, we (through our subsidiary, Kiora Pharmaceuticals, GmbH) entered into an out-license agreement with 4SC granting 4SC the exclusive worldwide right to commercialize the API in KIO-104 for RA and inflammatory bowel disease, including Crohn's disease and ulcerative colitis. We are eligible to receive milestone payments totaling up to €155 million, upon and subject to, the achievement of certain specified developmental and commercial milestones. We have not received any milestones from 4SC. In addition, we are eligible to receive royalties of 3.25% on net sales of any product commercialized by 4SC using the compound in KIO-101 and KIO-104.

On July 2, 2013, we (through our subsidiary, Kiora Pharmaceuticals, GmbH) entered into a patent and know-how assignment agreement with 4SC Discovery GmbH (4SC) transferring to us all patent rights and know-how to the compound KIO-101. We are responsible for paying royalties of 3.25% on net sales of KIO-104, or any other therapeutic product that uses the compound.

Confidential Information and Inventions Assignment Agreements

We currently require, and will continue to require, each of our employees and consultants to execute confidentiality agreements upon the commencement of such individual's employment, consulting, or collaborative relationships with us. These agreements provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not disclosed to third parties except in specific circumstances.

In the case of employees, the agreements provide that all inventions resulting from such individual's work performed for us, utilizing our property, or relating to our business and conceived or completed by the individual during employment shall be our exclusive property to the extent permitted by applicable law. Our consulting agreements also provide for assignment to us of any intellectual property resulting from services performed by a consultant for us.

Sales and Marketing

If KIO-104 or KIO-301 are approved by the FDA or regulatory bodies in other countries, for commercial sale, we may enter into additional agreements with third parties to sell KIO-104 or KIO-301 in countries not already partnered, or we may choose to market these directly to physicians in the U.S. or globally through our own sales and marketing force and related internal commercialization infrastructure. If we market KIO-104 or KIO-301 (where TOI does not have commercialization rights) directly, we will need to incur significant additional expenses and commit significant additional management resources to establish and train an internal sales and marketing force to market and sell KIO-104 or KIO-301.

Manufacturing

We do not have an in-house manufacturing capability for our products and as a result, we will depend heavily on third-party contract manufacturers to source raw materials, produce and package our products. We currently do not have any contractual relationships with third-party manufacturers. We intend to rely on third-party suppliers that we have used in the past for the manufacturing of various components that comprise our KIO-104, KIO-301 and other contemplated clinical trials.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition, and a strong emphasis on proprietary products. While we believe that our technologies, knowledge, experience, and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies, and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

Our potential competitors include large pharmaceutical and biotechnology companies, and specialty pharmaceutical and generic drug companies. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of each of our product candidates, if approved for marketing, are likely to be its efficacy, safety, method of administration, convenience, price, level of generic competition, and the availability of coverage and adequate reimbursement from government and other third-party payors.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Generic products currently being used for the indications that we may pursue, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products.

Government Regulation

Approval Process

United States

In the U.S., pharmaceutical products are subject to extensive regulation by the FDA. The Food Drug and Cosmetic Act ("FDCA") and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable FDA or other requirements may subject a company to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending applications, a clinical hold, warning letters, recall or seizure of products, partial or total suspension of production, withdrawal of the product from the market, injunctions, fines, civil penalties, or criminal prosecution.

FDA approval is required before any new drug can be marketed in the U.S. The process required by the FDA before a new drug product may be marketed in the U.S. generally involves:

- completion of preclinical laboratory and animal testing and formulation studies in compliance with the FDA's GLP, regulation;

- submission to the FDA of an Investigational New Drug or IND, for human clinical testing which must become effective before human clinical trials may begin in the U.S.;

- approval by an independent Institutional Review Board or IRB, at each site where a clinical trial will be performed before the trial may be initiated at that site;

- performance of adequate and well-controlled human clinical trials in accordance with good clinical practices or GCP, to establish the safety and efficacy of the proposed product candidate for each intended use;

- satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with the FDA's current Good Manufacturing Practice or CGMP regulations;

- submission to the FDA of a new drug application or NDA, which must be accepted for filing by the FDA;

- satisfactory completion of an FDA advisory committee review, if applicable;

- payment of user fees, if applicable; and

- FDA review and approval of the NDA.

The preclinical and clinical testing and approval process requires substantial time, effort, and financial resources. Preclinical tests include laboratory evaluation of product chemistry, formulation, manufacturing and control procedures, and stability, as well as animal studies to assess the toxicity and other safety characteristics of the product. The results of preclinical tests, together with manufacturing information, analytical data, and a proposed clinical trial protocol and other information, are submitted as part of an IND to the FDA. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. A clinical hold may occur at any time during the life of an IND and may affect one or more specific studies or all studies conducted under the IND.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs. They must be conducted under protocols detailing the objectives of the trial, dosing procedures, research subject selection and exclusion criteria, and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and progress reports detailing the results of the clinical trials must be submitted at least annually. In addition, timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB, at each institution participating in the clinical trial, must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the study until completed, and otherwise comply with IRB regulations.

Sponsors of clinical trials generally must register and report the key parameters of certain clinical trials, at the National Institutes of Health-maintained website ClinicalTrials.gov. For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following sequential phases, which may overlap or be combined:

- *Phase 1:* The product is initially introduced into healthy human patients and tested for safety, dose tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness.

- *Phase 2*: The product is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted indications, and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more extensive clinical trials.

- *Phase 3*: These are commonly referred to as pivotal studies. When Phase 2 evaluations demonstrate that a dose range of the product appears to be effective and has an acceptable safety profile, trials are undertaken in large patient populations to further evaluate dosage, to obtain additional evidence of clinical efficacy and safety in an expanded patient population at multiple, geographically-dispersed clinical trial sites, to establish the overall risk-benefit relationship of the product, and to provide adequate information for the labeling of the product.

- *Phase 4*: In some cases, the FDA may conditionally approve an NDA for a product candidate on the sponsor's agreement to conduct additional clinical trials to further assess the product's safety and effectiveness after NDA approval. Such post-approval trials are typically referred to as Phase 4 studies.

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling, and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of user fees. A waiver of such fees may be obtained under certain limited circumstances. The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

European Union

The process governing approval of medicinal products in the European Union ("EU") generally follows similar lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires a submission to the relevant competent authorities of a marketing authorization application and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

In the EU, an applicant for authorization of a clinical trial must obtain authorization through the Clinical Trials Information System, coordinated by a reporting Member State, with assessment by the concerned EU Member States in which the clinical trial is to be conducted, and approval by the national competent authorities of those Member States. Furthermore, the applicant may only start a clinical trial at a specific study site after the relevant independent ethics committee has issued a favorable opinion. In April 2014, the Clinical Trials Regulation, (EU) No 536/2014 was adopted in the EU. The Clinical Trials Regulation is directly applicable in all the EU Member States and repealed the Clinical Trials Directive 2001/20/EC as of January 31, 2022.

The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, known as the "Clinical Trials Information System"; a single set of documents to be prepared and submitted for the application and a harmonized procedure for the assessment of applications; and simplified reporting procedures for clinical trial sponsors.

To obtain a marketing authorization for a product in the EU, an applicant must submit a marketing authorization application, either under a centralized procedure administered by the European Medicines Agency ("EMA") or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure or mutual recognition procedure) for obtaining a marketing authorization in multiple EU Member States. A marketing authorization may be granted only to an applicant established in the European Economic Area ("EEA") which is comprised of the EU Member States plus Norway, Iceland and Liechtenstein.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout the EEA. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy and tissue-engineered products) and products with a new active substance indicated in certain diseases, including products for the treatment of HIV, AIDS, cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

Under the centralized procedure, the Committee for Medicinal Products for Human Use ("CHMP") established at the EMA is responsible for conducting the initial assessment of a product. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure, the maximum timeframe for the evaluation of a marketing authorization application is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a marketing authorization application considerably beyond 210 days. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from a public health perspective and in particular from the point of view of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, excluding clock stops, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 67 days from the date of the CHMP opinion, the European Commission will adopt its final decision on the marketing authorization application.

The decentralized marketing authorization procedure allows an applicant to apply for simultaneous authorization in more than one EU Member State of medicinal products that have not yet been authorized in any EU Member State and that do not fall within the mandatory scope of the centralized procedure.

The mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of another EU Member State. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

In the EU, innovative medicinal products approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. Data exclusivity prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator's preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar (abbreviated) marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the EU. During an additional two-year period of market exclusivity, a generic or biosimilar marketing authorization application can be submitted, and the innovator's data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained a marketing authorization based on a marketing authorization application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

A marketing authorization has an initial validity of five years. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the relevant EU Member State for a nationally authorized product. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authorities of the relevant Member States decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for centrally-authorized products) or on the market of the authorizing EU Member State (for nationally-authorized products) within three years after authorization ceases to be valid (the so-called "sunset clause").

All of the aforementioned EU rules are generally applicable in the EEA.

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text has been agreed upon on

December 11, 2025, and in the context of the subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted, and are not expected to become applicable before 2028.

Orphan Drug Designation

United States

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug intended to treat a rare disease. A rare disease or condition is defined by the regulatory agency as one affecting fewer than 200,000 individuals in the U.S. or more than 200,000 individuals where there is no reasonable expectation that the product development cost will be recovered from product sales in the U.S. The request form for orphan drug designation must be filed before submitting an NDA and does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. On March 17, 2022, we were granted orphan drug designation by the FDA for the active pharmaceutical ingredient in KIO-301.

If a product with orphan drug designation subsequently receives the first FDA approval for the disease for which it was studied, the sponsor will be entitled to seven years of product marketing exclusivity. This means that the FDA may not approve any other applications to market the same drug for the same indication, except in very limited and rare circumstances, for seven years. If a competitor obtains approval of the same drug, as defined by the FDA, or if KIO-301 is determined to be contained within a competitor's product for the same indication or disease, the competitor's exclusivity could block the approval of KIO-301 in the designated orphan indication for seven years, unless superior safety or efficacy of our drug is demonstrated.

European Union

Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan medicinal product by the European Commission if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition, (2) either (i) such condition affects no more than five in ten thousand persons in the EU when the application is made, or (ii) without the benefits derived from orphan status, it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development and (3) there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product would be of significant benefit to those affected by that condition.An orphan designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized EU marketing authorization. Marketing authorization for an orphan medicinal product leads to a ten-year period of market exclusivity being granted following marketing approval of the orphan product. During this market exclusivity period, the European Commission or the competent authorities of the EU Member States may only grant marketing authorization to a "similar medicinal product" for the same therapeutic indication if: (i) a second applicant can establish that its product, although similar to the authorized orphan product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized orphan product consents to a second medicinal product application; or (iii) the marketing authorization holder for the authorized orphan product cannot supply enough orphan medicinal product. A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation because, for example, the product is sufficiently profitable not to justify market exclusivity. Orphan designation must be requested before submitting an application for marketing approval. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

In July 2024, we were granted Orphan Medicinal Product Designation by the European Medicines Agency for KIO-301 for the treatment of non-syndromic, rod-dominant retinal dystrophies, which includes diseases like retinitis pigmentosa, choroideremia, Stargardt disease and others. In September 2024, the European Medicines Agency expanded our Orphan Medicinal Product Designation to also include syndromic, rod-dominant retinal dystrophies that includes diseases like Usher's syndrome, which has non-ocular aspects of diseases in addition to retinal involvement. Currently, no therapeutics are approved to treat patients with RP.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to product/device listing, recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and reporting of adverse experiences with the product.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with CGMP requirements. Changes to the manufacturing process are strictly regulated and generally require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from CGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain CGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- fines, warning letters, or holds on post-approval clinical trials;

- refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;

- product seizure or detention, or refusal to permit the import or export of products; or

- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. While physicians may prescribe for off label uses, manufacturers may only promote for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability, both at the federal and state levels.

Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of the use of our drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of fourteen years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of an NDA, plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for extension must be made prior to expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we intend to apply for restorations of patent term for some of our currently owned or licensed patents to add patent life beyond their current expiration date, depending on the expected length of clinical trials and other factors involved in the submission of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an approved NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Manufacturing Requirements

We and our third-party manufacturers must comply with applicable FDA regulations relating to FDA Current Good Manufacturing Practice or CGMP regulations. The CGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, extensive records and reports, and returned or salvaged products. The manufacturing facilities for our products must meet CGMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and our third-party manufacturers and certain key component suppliers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, including untitled letters, warning letters, determinations of product adulteration, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval. Such perceived problems concerning safety or efficacy may arise in the context of clinical studies continued as a result of our post-marketing obligations, reports we or the FDA receive from patients and healthcare providers, or literature published by third parties regarding our products or similar products.

Third-Party Payor Coverage and Reimbursement

Reimbursement is expected to use standard approaches for ophthalmology. The commercial success of KIO-104, KIO-301, and any other product candidates, if and when commercialized, will depend, in part, upon the availability of coverage and reimbursement from third-party payors at the federal, state, and private levels, including U.S. Government Payor programs, such as Medicare and Medicaid, private health care insurance companies, and managed care plans that have attempted to control costs by limiting coverage and the amount of reimbursement for particular procedures or drug treatments. The U.S. Congress and state legislatures from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our products profitably. Ongoing federal and state government initiatives directed at lowering the total cost of health care will likely continue to focus on healthcare reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid payment systems.

We expect that the pharmaceutical industry will continue to experience pricing pressures due to these initiatives and the trend toward managed healthcare and the increasing influence of managed care organizations. Our results of operations could be adversely affected by current and future healthcare reforms.

Some third-party payors also require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers that use such therapies. While we cannot predict whether any proposed cost-containment measures will be adopted or otherwise implemented in the future, the announcement or adoption of these proposals could have a material adverse effect on our ability to obtain adequate prices for KIO-104, KIO-301, or any other product candidate that we may develop and operate profitably.

Other Regulatory Requirements

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the applicable regulatory agency will have broad regulatory and enforcement powers, including, among other things, the ability to levy fines and civil penalties. Compliance with current or future environmental regulations may impair our research, development, and production efforts, which could harm our business, operating results, and financial condition.

Employees and Human Capital Resources

As of December 31, 2025, we had thirteen full-time employees. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe that we maintain good relations with our employees. Our employees are highly skilled, and many hold advanced degrees and have experience with drug development. Our future performance depends significantly upon the continued service of our key scientific, technical, and senior management personnel and our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth, and a robust employment package that promotes well-being across all aspects of their lives. In addition to salaries, these programs include potential annual discretionary bonuses, equity awards, healthcare and insurance benefits, paid time off, family leave, and flexible work schedules, among other benefits.

Business Segment and Geographical Information

Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. We view our operations and manage our business in one operating segment. We operate in one geographic segment.

Our Corporate Information

Kiora Pharmaceuticals, Inc. was formed in Delaware on December 28, 2004, under the name EyeGate Pharmaceuticals, Inc. On November 8, 2021, we completed a merger of our wholly-owned Delaware subsidiary, Kiora Pharmaceuticals, Inc. (incorporated in October 2021) into EyeGate Pharmaceuticals, Inc., which merger resulted in the amendment of our restated certificate of incorporation to change our name to "Kiora Pharmaceuticals, Inc." In connection with the name change, we changed our symbol on the Nasdaq Capital Market to "KPRX". We were originally incorporated in 1998 under the name of Optis France S.A. in Paris, France. We have four wholly-owned subsidiaries: Jade Therapeutics, Inc., Kiora Pharmaceuticals, GmbH (formerly known as Panoptes Pharma GmbH), Bayon Therapeutics, Inc., and Kiora Pharmaceuticals Pty Ltd (formerly known as Bayon Therapeutics Pty Ltd). Our former subsidiary, EyeGate Pharma S.A.S. was dissolved effective December 31, 2020. Our principal executive offices are located at 169 Saxony Rd., Suite 212, Encinitas, California, 92024, and our telephone number is (858) 224-9600.

Available Information and Website

We maintain an internet website at www.kiorapharma.com and make available free of charge through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act. We make these reports available through our website as soon as reasonably practicable after we electronically file such reports with, or furnish such reports to, the United States Securities and Exchange Commission, or the SEC. You can review our electronically filed reports and other information that we file with the SEC on the SEC's website at http://www.sec.gov. We also make available, free of charge on our website, the reports filed with the SEC by our executive officers, directors, and 10% stockholders pursuant to Section 16 under the Exchange Act as soon as reasonably practicable after copies of those filings are provided to us by those persons. The information on our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered to be a part of this Annual Report on Form 10-K. Our website address is included in this Annual Report on Form 10-K as an inactive technical reference only.

ITEM 1A. RISK FACTORS

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the SEC before making an investment decision regarding our common stock.

- We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

- We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.

- Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

- Our limited operating history may make it difficult for investors to evaluate the success of our business to date and to assess our future viability.

- Our future success depends on our ability to retain key executives and to attract, retain, and motivate qualified personnel.

- We depend heavily on the future success of KIO-104 and KIO-301. If we are unable to successfully obtain marketing approval for KIO-104, or KIO-301, or experience significant delays in doing so, or if after obtaining marketing approvals, we fail to commercialize KIO-104 or KIO-301, our business will be materially harmed.

- If clinical trials of KIO-104, KIO-301, or any other product candidate that we may develop fail to demonstrate safety and efficacy to the satisfaction of the FDA or foreign regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be delayed or unable to complete, the development and commercialization of KIO-104, KIO-301, or any other product candidate.

- Even if KIO-104, KIO-301, or any other product candidate that we may develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success and the market opportunity for our product candidates may be smaller than we estimate.

- If we are unable to establish sales, marketing, and distribution capabilities, we may not be successful in KIO-104, KIO-301, or any other product candidates that we may develop if and when they are approved.

- We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

- Even if we are able to commercialize KIO-104, KIO-301, or any other product candidate that we may develop, the products may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices, or healthcare reform initiatives which could harm our business.

- We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

- If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

- We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming, and unsuccessful.

- Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

- If we are not able to obtain required regulatory approvals, we will not be able to commercialize KIO-104, KIO-301, or any other product candidate that we may develop; and our ability to generate revenue will be materially impaired.

- We incur increasing costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

- Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

- If we identify a material weakness in our internal control over financial reporting in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely meet requirements applicable to public companies, which may adversely affect investor confidence in us, and, as a result, the market price of our common stock.

Risk Factors

The following factors should be reviewed carefully, in conjunction with the other information contained in this Annual Report on Form 10-K. As previously discussed, our actual results could differ materially from our forward-looking statements. Our business faces a variety of risks. These risks include those described below and may include additional risks and uncertainties not presently known to us or that we currently deem immaterial. If any of the events or circumstances described in the following risk factors occur, our business operations, performance, and financial condition could be adversely affected and the trading price of our common stock could decline.

Risks Related to Our Financial Position and Need for Additional Capital

We have incurred significant operating losses since our inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability.

Since inception, we have incurred significant operating losses. Our net loss was approximately $10.8 million for the year ended December 31, 2025. Our net income was $3.6 million for the year ended December 31, 2024 and $154.2 million from the period of inception (December 28, 2004) through December 31, 2025. To date, we have financed our operations primarily through private placements and public offerings of our securities, and payments from our license agreements. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and, beginning in 2008, clinical trials. We are still in the development stage of our product candidates, and we have not completed development of any drugs. We expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year.

We anticipate that our expenses will continue to be significant with the clinical trials for the ongoing development of our KIO-104 and KIO-301 products.

Our expenses will also increase if and as we:

- seek marketing approval for KIO-104 and KIO-301, whether alone or in collaboration with third parties;

- continue the research and development of KIO-104 and KIO-301;

- seek to develop additional product candidates;

- in-license or acquire the rights to other products, product candidates, or technologies;

- seek marketing approvals for any product candidates that successfully complete clinical trials;

- establish sales, marketing, and distribution capabilities and scale up and validate external manufacturing capabilities to commercialize any products for which we may obtain marketing approval;

- maintain, expand and protect our intellectual property portfolio;

- hire additional clinical, quality control, scientific and management personnel;

- expand our operational, financial and management systems, and personnel, including personnel to support our clinical development, manufacturing, and planned future commercialization efforts and our operations as a public company; and

- increase our insurance coverage as we expand our clinical trials and commence commercialization of KIO-104 and KIO-301.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses will increase if:

- we are required by the FDA or foreign equivalents to perform studies or clinical trials in addition to those currently expected, and

- there are any delays in patient enrollment or in completing the clinical trials of KIO-104, KIO-301, or any other product candidates that we may develop.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize KIO-104, KIO-301, or other product candidates that we may develop, which may never occur. This will require us to be successful in a range of challenging activities, including:

- establishing collaboration, distribution, or other marketing arrangements with third parties to commercialize KIO-104 and KIO-301 in markets outside the U.S.;

- achieving an adequate level of market acceptance of our product candidates;

- protecting our rights to our intellectual property portfolio related to our product candidates; and

- ensuring the manufacture of commercial quantities of KIO-104 and KIO-301.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings, or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.

We expect to devote substantial financial resources to our ongoing and planned activities, particularly continuing the clinical development of our KIO-104 and KIO-301 product candidates. In the future, we expect to raise additional financial resources for the continued clinical development of KIO-104, KIO-301, and other product candidates we may develop. In addition, if we obtain regulatory approval for any of our product candidates, we would need to devote substantial financial resources to commercialization efforts, including product manufacturing, marketing, sales, and distribution. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate our research and development programs or any future commercialization efforts.

Our future capital requirements will depend on many factors, including:

- the progress, costs, and outcome of our clinical trials for our product candidates and of any clinical activities required for regulatory review of our product candidates outside of the U.S.;

- the costs and timing of process development and manufacturing scale up and validation activities associated with our product candidates;

- the costs, timing, and outcome of regulatory review of our product candidates in the U.S., and in other jurisdictions;

- the costs and timing of commercialization activities for our product candidates if we receive marketing approval, including the costs and timing of establishing product sales, marketing, distribution, and outsourced manufacturing capabilities;

- subject to receipt of marketing approval, the amount of revenue received from commercial sales of our product candidates;

- our ability to establish collaborations on favorable terms, if at all, particularly manufacturing, marketing, and distribution arrangements for our product candidates;

- the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims; and

- the extent to which we in-license or acquire rights to other products, product candidates, or technologies for the treatment of ophthalmic diseases.

As of December 31, 2025, we had cash and cash equivalents of $8.7 million and short-term investments of $8.4 million for a total of $17.1 million.

With the current cash and short-term investments on hand, we believe we will have sufficient cash to fund planned operations into late 2027, however, the acceleration or reduction of cash outflows by management can significantly impact the timing needed for raising additional capital to complete development of our products. To continue development, we will need to raise additional capital through debt and/or equity financing or access additional funding through U.S. or foreign grants. Although we completed our initial public offering and subsequent public offerings, registered direct offerings and private placements, additional capital may not be available on terms favorable to us, if at all. Accordingly, no assurances can be given that management will be successful in these endeavors. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. Our commercial revenues, if any, will be derived from sales of KIO-104, KIO-301, or any other product candidates that we successfully develop, none of which we expect to be commercially available for several years, if at all. In addition, if approved, any product candidate that we develop or any product that we in-license may not achieve commercial success. Accordingly, we will need to obtain substantial additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, government or other third-party funding, collaborations, strategic alliances, licensing arrangements, and marketing and distribution arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

If we raise additional funds through government grants or other third-party funding, collaborations, strategic alliances, licensing arrangements, or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts, or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for investors to evaluate the success of our business to date and to assess our future viability.

We are a clinical-stage company with a limited operating history. Our operations to date have been limited to organizing and staffing our company, acquiring rights to intellectual property, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies, and conducting clinical trials of KIO-104 and KIO-301. We have not yet demonstrated our ability to successfully complete development of a product candidate, obtain marketing approvals, manufacture at commercial scale, or arrange for a third party to do so on our behalf, or conduct sales, marketing, and distribution activities necessary for successful product commercialization.

In addition, as a pre-revenue business, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our overall tax liability.

We are organized in the United States, and have wholly-owned subsidiaries in United States, Austria and Australia. If we succeed in growing our business, we may conduct increased operations through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between us and our subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that such arrangements be priced the same as those between unrelated companies dealing at arm's length and that appropriate documentation is maintained to support the value of such arrangements. Our transfer pricing policies were formulated with the assistance of third-party experts; however, tax authorities in any country may disagree with our transfer pricing policies and procedures and we are subject to more tax audits as a result of having subsidiaries in foreign countries. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties it would increase our tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Foreign currency exchange rate fluctuations may have a negative impact on our financial results.

We are subject to the risks of fluctuating foreign currency exchange rates, which could have an adverse effect on the costs and expenses of our foreign subsidiaries. As a result, currency fluctuations among the U.S. dollar, euro, Australian dollar, and the other currencies in which we do business have caused and will continue to cause foreign currency translation and transaction gains and losses. We have not used forward exchange contracts to hedge our foreign currency exposures. In the future, we may undertake to manage foreign currency risk through hedging methods, including foreign currency contracts. We recognize foreign currency gains or losses arising from our operations in the period incurred. We cannot guarantee that we will be successful in managing foreign currency risk or in predicting the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposure, and the potential volatility of currency exchange rates. We cannot predict with any certainty changes in foreign currency exchange rates or the degree to which we can address these risks.

Risks Related to the Discovery and Development of Our Product Candidates

We depend heavily on the success of KIO-104 and KIO-301. If we are unable to successfully obtain marketing approval for KIO-104 and KIO-301, or experience significant delays in doing so, or if after obtaining marketing approvals, we fail to commercialize KIO-104 and KIO-301, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of KIO-104 and KIO-301, and we expect to invest a significant portion of our efforts and financial resources in the development of KIO-104 in the future. There remains a significant risk that we may fail to successfully develop either product candidate.

We cannot accurately predict when or if KIO-104 or KIO-301 will prove effective or safe in humans or whether it will receive marketing approval. Our ability to generate product revenues, which may never occur, will depend heavily on obtaining marketing approval to commercialize KIO-104 and KIO-301.

The success of KIO-104 and KIO-301 will depend on many factors, including the following:

- obtaining favorable results from clinical trials;

- applying for and receiving marketing approvals from applicable regulatory authorities for KIO-104 and KIO-301;

- making arrangements with third-party manufacturers for commercial quantities of KIO-104 and KIO-301 and receiving regulatory approval of our manufacturing processes and our third-party manufacturers' facilities from applicable regulatory authorities;

- establishing sales, marketing, and distribution capabilities and launching commercial sales of KIO-104 and KIO-301, if and when approved, whether alone or in collaboration with others;

- acceptance of KIO-104 and KIO-301, if and when approved, by patients, the medical community, and third-party payors;

- effectively competing with other therapies, including the existing standard-of-care;

- maintaining a continued acceptable safety profile of KIO-104 and KIO-301 following approval;

- obtaining and maintaining coverage and adequate reimbursement from third-party payors;

- obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and

- protecting our rights in our intellectual property portfolio related to KIO-104 and KIO-301.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize KIO-104 and KIO-301, which would materially harm our business.

If clinical trials of KIO-104, KIO-301, or any other product candidate that we may develop fail to demonstrate safety and efficacy to the satisfaction of the FDA or foreign regulatory authorities or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be delayed or unable to complete, the development and commercialization of KIO-104, KIO-301, or any other product candidate.

Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete, and is uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

If we experience any of a number of possible unforeseen events in connection with our clinical trials, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize KIO-104, KIO-301, or any other product candidates that we may develop, including:

- clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

- the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of these clinical trials at a higher rate than we anticipate;

- any third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

- we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

- we may decide, or regulators or institutional review boards may require us, to suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

- the cost of clinical trials of our product candidates may be greater than we anticipate;

- the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

- our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, or institutional review boards to suspend or terminate the trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not favorable or are only modestly favorable or if there are safety concerns, we may:

- be delayed in obtaining marketing approval for our product candidates;

- not obtain marketing approval at all;

- obtain approval for indications or patient populations that are not as broad as intended or desired;

- obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

- be subject to additional post-marketing testing requirements; or

- have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

If we experience delays or difficulties in the enrollment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for KIO-104 and KIO-301, or our other product candidates that we may develop if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or similar regulatory authorities outside the U.S. In addition, some of our competitors may have ongoing clinical trials for product candidates that treat the same indications as KIO-104 and KIO-301, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors' product candidates.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether, and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse or unacceptable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of such product candidates.

If KIO-104, KIO-301, or any of our other product candidates are associated with serious adverse events or undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse events, undesirable side effects, or other characteristics are less prevalent, less severe, or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in clinical or early-stage testing for treating ophthalmic disease have later been found to cause side effects that prevented further development of the compound.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. To the extent our contemplated trials are unsuccessful, we may not be able to raise additional funds for subsequent trials or pursuing other indications.

Risks Related to the Commercialization of Our Product Candidates

Even if KIO-104, KIO-301, or any other product candidate that we may develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors, and others in the medical community necessary for commercial success and the market opportunity for our product candidates may be smaller than we estimate.

If KIO-104, KIO-301, or any other product candidate that we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community.

Our assessment of the potential market opportunity for KIO-104 and KIO-301 is based on industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. If the actual market for KIO-104 and KIO-301 is smaller than we expect, our product revenue may be limited, and it may be more difficult for us to achieve or maintain profitability.

If we are unable to establish sales, marketing and distribution capabilities, we may not be successful in KIO-104, KIO-301, or any other product candidates that we may develop if and when they are approved.

We do not have a sales or marketing infrastructure. To achieve commercial success for any product for which we have obtained marketing approval and have not licensed the commercialization rights, we will need to establish sales, marketing, and distribution capabilities, either ourselves or through collaborations or other arrangements with third parties.

In the future, we plan to build sales and marketing infrastructure to market or co-promote KIO-104, KIO-301, and possibly other product candidates that we may develop, if and when they are approved. There are risks involved with establishing our own sales, marketing, and distribution capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of KIO-104, KIO-301, or any other product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize products or product candidates that receive marketing approval on our own include:

- our inability to recruit, train, and retain adequate numbers of effective sales and marketing personnel;

- the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe our products;

- the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

- unforeseen costs and expenses associated with creating an independent sales and marketing organization.

We expect to enter into arrangements with third parties to perform consulting, sales, marketing, and distribution services in markets outside the U.S. We may also enter into arrangements with third parties to perform these services in the U.S. if we do not establish our own sales, marketing, and distribution capabilities in the U.S., or if we determine that such third-party arrangements are otherwise beneficial. Our product revenues and our profitability, if any, under any such third-party sales, marketing, or distribution arrangements are likely to be lower than if we were to market, sell, and distribute our product candidates. In addition, we may not be successful in entering into arrangements with third parties to sell, market, and distribute our product candidates, or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our product candidates effectively. If we do not establish sales, marketing, and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing KIO-101, KIO-104, KIO-301, or any other product candidates that we may develop.

We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

The development and commercialization of new drug products is highly competitive. We face competition with respect to KIO-104, KIO-301, and our other current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than our product candidates. Our competitors also may obtain FDA or foreign regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In addition, our ability to compete may be affected in many cases by insurers or other third-party payors, particularly Medicare, seeking to encourage the use of generic products. Generic products are currently being used for the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If KIO-104, KIO-301, or any other product candidate that we may develop achieves marketing approval, we expect that it will be priced at a premium over competitive products.

Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Even if we are able to commercialize KIO-104, KIO-301, or any other product candidate that we may develop, the products may become subject to unfavorable pricing regulations, third-party coverage or reimbursement practices, or healthcare reform initiatives, which could harm our business.

Our ability to commercialize KIO-104, KIO-301, or any other product candidates that we may develop successfully will depend, in part, on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for our product candidates and, even if they are available, the level of reimbursement may not be satisfactory.

Inadequate reimbursement may adversely affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or similar regulatory authorities outside the U.S. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale, and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the U.S. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop would compromise our ability to generate revenues and become profitable.

The regulations that govern marketing approvals, pricing, coverage, and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sales price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

There can be no assurance that our product candidates or any products that we may in-license, if they are approved for sale in the U.S. or in other countries, will be considered medically reasonable and necessary for a specific indication, that they will be considered cost-effective by third-party payors, that coverage and an adequate level of reimbursement will be available, or that third-party payors' reimbursement policies will not adversely affect our ability to sell our product candidates profitably.

Our strategy of obtaining rights to product candidates and approved products through in-licenses and acquisitions may not be successful.

We may expand our product pipeline through opportunistically in-licensing or acquiring the rights to other products, product candidates, or technologies. The future growth of our business may depend in part on our ability to in-license or acquire the rights to approved products, additional product candidates, or technologies. However, we may be unable to in-license or acquire the rights to any such products, product candidates, or technologies from third parties. The in-licensing and acquisition of pharmaceutical products is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire products, product candidates, or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or acquire the rights to the relevant product, product candidate, or technology on terms that would allow us to make an appropriate return on our investment. Furthermore, we may be unable to identify suitable products, product candidates, or technologies within our area of focus. If we are unable to successfully obtain rights to suitable products, product candidates or technologies, our ability to pursue this element of our strategy could be impaired.

Product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of any products that we develop.

We face an inherent risk of product liability exposure related to the use of the product candidates that we develop in human clinical trials and will face an even greater risk if we commercially sell any products that we develop. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidates or products that we develop;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants;

- significant costs to defend the related litigation;

- substantial monetary awards to trial participants or patients;

- loss of revenue;

- reduced time and attention of our management to pursue our business strategy; and

- the inability to commercialize any products that we develop.

While we obtain insurance for each clinical trial we perform, we may not be adequately insured to cover all liabilities that we may incur. We will need to increase our insurance coverage as we expand our clinical trials. We will need to further increase our insurance coverage if we commence commercialization of any product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Dependence on Third Parties

We may enter into collaborations with other third parties for the development or commercialization of our product candidates. If our collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We expect to utilize a variety of types of collaboration, distribution, and other marketing arrangements with third parties to commercialize KIO-104 and KIO-301 in markets outside the U.S. We also may enter into arrangements with third parties to perform these services in the U.S. if we do not establish our own sales, marketing, and distribution capabilities in the U.S., or if we determine that such third-party arrangements are otherwise beneficial. On January 25, 2024, we entered into an agreement with TOI relating to KIO-301, which grants TOI global rights (except for Asia) to co-develop and co-commercialize KIO-301 in ophthalmology, and in May 2025 we entered into an option agreement with Senju pursuant to which we granted Senju an exclusive option to obtain an exclusive license to the development and commercialization rights of KIO-301 for the treatment of ophthalmic diseases in certain key countries in Asia, including Japan and China. We also may seek third-party collaborators for development and commercialization of other product candidates. Our likely collaborators for any sales, marketing, distribution, development, licensing, or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies, and biotechnology companies. Our ability to generate revenues from these arrangements will depend on our collaborators' abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If we do not receive the funding we expect under any future collaboration agreements, our development of our product candidates could be delayed, and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval, and commercialization described in this Annual Report on Form 10-K also apply to the activities of our collaborators.

Additionally, subject to its contractual obligations to us, if a collaborator of ours were to be involved in a business combination, it might de-emphasize or terminate the development or commercialization of any product candidate licensed to it by us. If one of our collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be harmed.

We are dependent on TOI for the successful co-development and commercialization of KIO-301. If TOI does not devote sufficient resources to the co-development and commercialization of KIO-301, are unsuccessful in their efforts, or chooses to terminate their agreement with us, the potential revenue may not materialize.

In January 2024, we entered into a strategic co-development and commercialization agreement with TOI. Under the agreement, we granted TOI exclusive worldwide co-development and commercialization rights, excluding certain countries in Asia, to KIO-301 for the treatment of degenerative retinal diseases. In exchange, we received an upfront payment of $16 million, and will be eligible to receive up to $285 million upon achievement of pre-specified clinical development, regulatory and commercial milestones, tiered royalties of up to low 20% on net sales; and reimbursement of certain KIO-301 research and development expenses.

Under the agreement, TOI is solely and exclusively responsible for all costs and activities related to Phase III clinical trials for KIO-301. TOI may determine, however, that it is commercially reasonable to de-prioritize or discontinue the development of the KIO-301. These decisions may occur for many reasons, including internal business reasons, results from clinical trials or because of unfavorable regulatory feedback.

Further, on review of the safety and efficacy data, the FDA may impose requirements on the programs that render them commercially nonviable. In addition, under the agreement, TOI has certain decision-making rights in determining the development and commercialization plans and activities for the programs. We may disagree with TOI about the development strategy they employ, but we will have limited rights to impose our development strategy on TOI. Similarly, TOI may decide to seek marketing approval for, and limit commercialization of KIO-301 to narrower indications than we would pursue. More broadly, if TOI elects to discontinue the development of KIO-301, we may be unable to advance the product candidate ourselves.

If we are not able to establish additional collaborations, we may have to alter our development and commercialization plans and our business could be adversely affected.

For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies for the development and potential commercialization of therapeutic products. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the U.S., the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our product platform.

We rely, and expect to continue to rely, on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We have relied on third parties, such as contract research organizations (CROs) to conduct our completed trials of our product candidates, and do not plan to independently conduct clinical trials of our product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct our clinical trials. These agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate, and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We contract with third parties for the manufacture of KIO-104 and KIO-301 for clinical trials and expect to continue to do so in connection with the commercialization of KIO-104, KIO-301, and for clinical trials and commercialization of any other product candidates that we may develop. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of KIO-104, KIO-301, or any other of our product candidates. We rely, and expect to continue to rely, on third parties to manufacture clinical and commercial supplies of KIO-104 and KIO-301, preclinical and clinical supplies of our other product candidates that we may develop, and commercial supplies of products if and when any of our product candidates receive marketing approval. Our current and anticipated future dependence upon others for the manufacture of KIO-104, KIO-301, and any other product candidate or product that we develop, may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis. In addition, any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval.

We currently rely exclusively on third-party manufacturers to assemble and prepare KIO-104 and KIO-301 on a purchase order basis. We do not currently have any contractual commitments for commercial supply of bulk drug substance for KIO-104, KIO-301, or fill-finish services. We also do not currently have arrangements in place for redundant supply or a second source for bulk drug substance for KIO-104 and KIO-301, or for fill-finish services. The prices at which we are able to obtain supplies of KIO-104, KIO-301, and fill-finish services may vary substantially over time and adversely affect our financial results.

If our third-party manufacturers for KIO-104 or KIO-301 fail to fulfill our purchase orders or should become unavailable to us for any reason, we believe that there are a limited number of potential replacement manufacturers, and we likely would incur added costs and delays in identifying or qualifying such replacements. We could also incur additional costs and delays in identifying or qualifying a replacement manufacturer for fill-finish services if our existing third-party manufacturer should become unavailable for any reason. We may be unable to establish any agreements with such replacement manufacturers or to do so on acceptable terms. Even if we could transfer manufacturing to a different third party, the shift would likely be expensive and time consuming, particularly since the new facility would need to comply with the necessary regulatory requirements and we would need FDA approval before using or selling any products manufactured at that facility.

In connection with our application for a license to market KIO-104, KIO-301, or other product candidates in the U.S., we may be required to conduct a comparability study if the product we intend to market is supplied by a manufacturer different from the one who supplied the product evaluated in our clinical studies. Delays in designing and completing this study to the satisfaction of the FDA could delay or preclude our development and commercialization plans and thereby limit our revenues and growth.

Reliance on third-party manufacturers entails additional risks, including:

- KIO-104, KIO-301, and any other product candidates that we may develop may compete with other product candidates and products for access to a limited number of suitable manufacturing facilities that operate under current good manufacturing practices or CGMP regulations;

- reliance on the third party for regulatory compliance and quality assurance;

- the possible breach of the manufacturing agreement by the third party;

- the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

- the possible termination or non-renewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third-party manufacturers may not be able to comply with CGMP regulations or similar regulatory requirements outside the U.S. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our technology and products or if the scope of the patent protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our ability to obtain and maintain patent protection in the U.S. and other countries with respect to our proprietary technology and products. We and our licensors have sought to protect our proprietary position by filing patent applications in the U.S. and abroad related to our novel technologies and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Maintaining patents in the U.S. is an expensive process and it is even more expensive to maintain patents and patent applications in foreign countries. As a result, it is possible that we and our licensors will fail to maintain such patents thereby reducing the rights of our portfolio.

The patent position of pharmaceutical, biotechnology, and medical device companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our and our licensors' patent rights are highly uncertain. Our and our licensors' pending and future patent applications may not result in patents being issued which protect our technology or products, or which effectively prevent others from commercializing competitive technologies and products. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the U.S. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until 18 months after filing, or in some cases, not at all. Therefore, we cannot know with certainty whether we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability, and commercial value of our owned or licensed patent rights are highly uncertain. We currently have 39 pending patents. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. In particular, during prosecution of any patent application, the issuance of any patents based on the application may depend upon our ability to generate additional preclinical or clinical data that support the patentability of our proposed claims. We may not be able to generate sufficient additional data on a timely basis, or at all. Moreover, changes in either the patent laws or interpretation of the patent laws in the U.S. and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding, or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future product candidates.

Even if our owned and licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us, or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability and our owned and licensed patents may be challenged in the courts or patent offices in the U.S. and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringed their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly, or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market, and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the medical device, biotechnology, and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings before the U.S. Patent and Trademark Office. The risks of being involved in such litigation and proceedings may increase as our product candidates near commercialization and as we gain the greater visibility associated with being a public company. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. We may not be aware of all such intellectual property rights potentially relating to our product candidates and their uses. Thus, we do not know with certainty that KIO-104, KIO-301, or any other product candidate, or our commercialization thereof, does not and will not infringe or otherwise violate any third party's intellectual property.

If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

If we fail to comply with our obligations in our intellectual property licenses and funding arrangements with third parties, we could lose rights that are important to our business.

We are party to licensing agreements that impose, and for a variety of purposes, we will likely enter into additional licensing and funding arrangements with third parties that may impose, diligence, development, and commercialization timelines and milestone payment, royalty, insurance, and other obligations on us. Under certain of our existing licensing agreements, we are obligated to pay royalties or make specified milestone payments on net product sales to the extent they are covered by the agreements. We also are obligated under certain of our existing license agreements to pay maintenance and other fees. We also have diligence and development obligations under certain of those agreements that we are required to satisfy. If we fail to comply with our obligations under current or future license and collaboration agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture, or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could diminish the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

Some of our employees were previously employed at universities or other biotechnology or pharmaceutical companies. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and product candidates, we also rely on trade secrets, including unpatented know-how, technology, and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

If we are not able to obtain required regulatory approvals, we will not be able to commercialize KIO-104, KIO-301, or any other product candidate that we may develop, and our ability to generate revenue will be materially impaired. The marketing approval process is expensive, time-consuming, and uncertain. As a result, we cannot predict when or if we, or any collaborators we may have in the future, will obtain marketing approval to commercialize KIO-104, KIO-301, or any other product candidate.

The activities associated with the development and commercialization of our product candidates, including KIO-104 and KIO-301, including design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the U.S. and similar regulatory authorities outside the U.S. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market KIO-104, KIO-301, or any other product candidate from regulatory authorities in any jurisdiction. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs and consultants to assist us in this process.

The process of obtaining marketing approvals, both in the U.S. and abroad, is expensive and may take many years, especially if additional clinical trials are required, if approval is obtained at all. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety, purity, and potency. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA or other regulatory authorities may determine that KIO-104, KIO-301, or any other product candidate that we may develop is not safe, effective or pure, is only moderately effective or has undesirable or unintended side effects, toxicities, or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

The regulatory process can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved.

Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell KIO-104, KIO-301, and any other product candidate that we may develop in other jurisdictions, we or our third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the U.S. generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the U.S., it is required that the product be approved for reimbursement before the product can be sold in that country. We or these third parties may not obtain approvals from regulatory authorities outside the U.S. on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the U.S. does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Even if we, or any collaborators that we have now or may have in the future, obtain marketing approvals for KIO-104, KIO-301, or our other product candidates, the terms of those approvals, ongoing regulations and post-marketing restrictions may limit how we, or they, manufacture and market our products, which could materially impair our ability to generate revenue.

Once marketing approval has been granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation. We, and any collaborators that we have now or may have in the future, must therefore comply with requirements concerning advertising and promotion for any of our products for which we or they obtain marketing approval. Promotional communications with respect to prescription products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved labeling. Thus, if KIO-104, KIO-301, or any other product candidate that we may develop receives marketing approval, the accompanying label may limit the approved use of our product, which could limit sales of the product.

In addition, manufacturers of approved products and those manufacturers' facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to CGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, our current and future collaborators, and their contract manufacturers will also be subject to other regulatory requirements, including submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements regarding the distribution of samples to physicians, recordkeeping, and costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product, such as the requirement to implement a risk evaluation and mitigation strategy.

We may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products.

Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion or manufacturing of prescription products may lead to investigations by the FDA, Department of Justice, and state Attorneys General alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws. In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various adverse results, including:

- restrictions on such products, manufacturers, or manufacturing processes;

- restrictions on the labeling or marketing of a product;

- restrictions on product distribution or use;

- requirements to conduct post-marketing studies or clinical trials;

- warning letters;

- withdrawal of the products from the market;

- refusal to approve pending applications or supplements to approved applications that we submit;

- recall of products;

- fines, restitution, or disgorgement of profits or revenues;

- suspension or withdrawal of marketing approvals;

- refusal to permit the import or export of our products;

- product seizure; or

- injunctions or the imposition of civil or criminal penalties.

Our relationships with customers and third-party payors may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens, and diminished profits and future earnings.

Healthcare providers, physicians, and third-party payors in the U.S. and elsewhere will play a primary role in the recommendation and prescription of any product candidates, including KIO-104 and KIO-301, for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute any products for which we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. The applicable federal, state, and foreign healthcare laws and regulations that may affect our ability to operate include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

- federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which imposes obligations, including mandatory contractual terms, on covered healthcare providers, health plans and healthcare clearinghouses, as well as their business associates, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information; and

- analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, it may be subject to criminal, civil, or administrative sanctions, including exclusions from participation in government funded healthcare programs.

Previously enacted and future legislation may affect our ability to commercialize and the prices we obtain for any products that are approved in the U.S. or foreign jurisdictions.

In the U.S. and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could affect our ability to profitably sell or commercialize any product candidate, including KIO-104 and KIO-301, for which we obtain marketing approval or that we may in-license. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by legislative initiatives. Current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product.

In the U.S., the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA") changed the way Medicare covers and pays for pharmaceutical products. Cost reduction initiatives and other provisions of this legislation could limit coverage of and reduce the price that we receive for any approved products. While the MMA applies only to product benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA or other healthcare reform measures may result in a similar reduction in payments from private payors.

In March 2010, former President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (collectively "PPACA"). Among the provisions of PPACA of importance to our business, including, without limitation, our ability to commercialize and the prices we may obtain for any of our product candidates and that are approved for sale, are the following:

- an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

- an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

- a new Medicare Part D coverage gap discount program, in which participating manufacturers must agree to offer 50% point-of-sale discounts off negotiated drug prices during the coverage gap period as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

- expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, and the addition of new government investigative powers, and enhanced penalties for noncompliance;

- extension of manufacturers' Medicaid rebate liability;

- expansion of eligibility criteria for Medicaid programs; and

- expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program.

In addition, other legislative changes have been proposed and adopted since PPACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013, and will remain in effect through 2030 unless additional Congressional action is taken. In January 2013, former President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding. In addition, it is possible that changes in administration and policy could result in additional proposals and/or changes to health care system legislation.

Additionally, in light of the rising cost of prescription drugs and biologics, there has been heightened governmental scrutiny in the U.S. of pharmaceutical pricing practices. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At both the federal and state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. In some cases, the legislation and regulations are designed to encourage importation from other countries and bulk purchasing.

We expect that these, and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved drug. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our drugs.

The pricing of prescription pharmaceuticals is also subject to governmental control outside the U.S. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenues and become profitable could be impaired.

If we or our third-party manufacturers fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur significant costs.

We and our third-party manufacturers are subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations. These current or future laws and regulations may impair our research, development, or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties, or other sanctions.

Further, with respect to the operations of our third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health, and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm, or experience a disruption in the manufacture and supply of our product candidates or products.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain, and motivate qualified personnel.

We are highly dependent on the research and development, clinical, and business development expertise of Brian M. Strem, our Chief Executive Officer, Eric Daniels, our Chief Development Officer, Melissa Tosca, our Chief Financial Officer, as well as the other principal members of our management, scientific, and clinical team and a number of third-party consultants. Although we have entered into employment agreements with Dr. Strem, Dr. Daniels and Ms. Tosca, they may terminate their employment with us at any time. We do not maintain "key person" insurance for any of our executives or other employees.

Recruiting and retaining qualified scientific, clinical, manufacturing, and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development, and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of, and commercialize products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain, or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. The availability of qualified personnel in the markets in which we operate has declined in recent years and competition for such labor has increased. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development capabilities and potentially implement sales, marketing, and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We may experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and, if any of our product candidates receives marketing approval, sales, marketing, and distribution. To manage our potential future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such potential growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may fail to realize any benefits and incur losses related to any acquisition.

We regularly explore opportunities to grow our business, including through acquiring companies. The success of our strategic acquisitions will depend, in part, on our ability to successfully integrate the acquired businesses with our existing business. It is possible that the integration process could result in the loss of key employees; the disruption of ongoing business; or inconsistencies in standards, controls, procedures, and policies that adversely affect our ability to maintain relationships with vendors, customers, and employees or to achieve the anticipated benefits of the acquisition. Successful integration may also be hampered by any differences between the operations and corporate culture of the two organizations. If we experience difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully, or at all, or may take longer to realize than expected.

Risks Related to Our Common Stock

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, any future debt agreements that we may enter into, may preclude us from paying dividends without the lenders' consent or at all. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock.

Our common stock is thinly traded and hence the price may be volatile. The stock market in general and the market for smaller specialty pharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the price you paid for such shares. The market price for our common stock may be influenced by many factors, including:

- the success of competitive products or technologies;

- the results of clinical trials of KIO-104, KIO-301, or any other product candidate that we may develop;

- the results of clinical trials of product candidates of our competitors;

- regulatory or legal developments in the U.S. and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- the recruitment or departure of key scientific or management personnel;

- the level of expenses related to any of our product candidates or clinical development programs;

- the results of our efforts to discover, develop, acquire, or in-license additional products, product candidates, or technologies for the treatment of ophthalmic diseases, the costs of commercializing any such products, and the costs of development of any such product candidates or technologies;

- actual or anticipated changes in estimates as to financial results, development timelines, or recommendations by securities analysts;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems;

- reduction in stock price could indicate impairment of the goodwill and intangible assets;

- market conditions in the pharmaceutical and biotechnology sectors;

- general economic, industry, and market conditions; and

- the other factors described in this "Risk Factors" section.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. We also may face securities class-action litigation if we cannot obtain regulatory approvals for or if we otherwise fail to commercialize KIO-104 or KIO-301. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management's attention and resources.

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.

Nasdaq has established certain standards for the continued listing of a security on the Nasdaq Capital Market. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days and that we maintain a minimum of $2,500,000 in stockholders' equity. Additionally, in January 2026, Nasdaq proposed to strengthen its continued listing standards by requiring all companies listed on the Nasdaq Capital Market to maintain a minimum Market Value of Listed Securities (MVLS) of at least $5 million. If a company's MVLS falls below this threshold for 30 consecutive business days, Nasdaq will immediately suspend trading and delist the company's securities, with no compliance or cure period. If this proposed rule is approved and adopted, any sustained decline in our MVLS below $5 million could result in the immediate suspension and delisting of our common stock from Nasdaq. A suspension or delisting of our common stock from Nasdaq for any reason could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.

General Risk Factors

Laws and regulations governing international operations may preclude us from developing, manufacturing, and selling certain products outside of the U.S. and require us to develop and implement costly compliance programs.

We must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate, including our operations in Australia and Austria. The Foreign Corrupt Practices Act ("FCPA") prohibits any U.S. individual or business from paying, offering, authorizing payment, or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the U.S. to comply with certain accounting provisions requiring the Company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations, and executive orders also restrict the use and dissemination outside of the U.S., or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. Our foreign operations require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the U.S., which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and our amended and restated bylaws may discourage, delay, or prevent a merger, acquisition, or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

- establish a classified board of directors such that only one of three classes of directors is elected each year;

- allow the authorized number of our directors to be changed only by resolution of our board of directors;

- limit the manner in which stockholders can remove directors from our board of directors;

- establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

- require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

- limit who may call stockholder meetings;

- authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

- require the affirmative vote of stockholders holding at least two-thirds of shares entitled to be cast to amend or repeal specified provisions of our restated certificate of incorporation or our amended and restated bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had federal net operating loss carryforwards of approximately $53.8 million, no state net operating loss carryforwards, and no and one tenth federal and state research and development tax credit carryforwards available to reduce future taxable income. These federal net operating loss carryforwards are from net operating losses generated during the year ended December 31, 2018 and later, and as such will be carried forward indefinitely until utilized, but their utilization will be limited to 80% of taxable income. Utilization of these net operating loss and tax credit carryforwards may be subject to a substantial limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and comparable provisions of state, local, and foreign tax laws due to changes in ownership of our company that have occurred previously or that could occur in the future. Under Section 382 of the Code and comparable provisions of state, local, and foreign tax laws, if a corporation undergoes an "ownership change," generally defined as a greater than 50% change by value in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research and development tax credits, to reduce its post-change income may be limited. In 2024, we completed a study to determine whether our initial public offering, subsequent public and private offerings, and other transactions that have occurred may have triggered an ownership change limitation. The analysis determined that ownership changes (under the definition of Section 382) occurred in multiple years. The base limitation calculated for these changes ranged from $170,643 to $494,650. In addition to the annual NOL limitation, we had a Net Unrealized Built-In Loss (NUBIL) on the date of the ownership changes in multiple years. The total NUBIL was $17,519,701. As a result of the NUBIL, we adjusted our Federal NOL carryforwards for the 2018 through 2022 tax years down by a total of $9,126,676 in total with the filing of our 2023 tax return. Additionally, $3,146,111 of the NUBIL was recognized as an unfavorable book to tax adjustment during the 2023 tax year. The remaining NUBIL will be recognized in tax years 2024 and 2025. We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we generate taxable income, our ability to use our pre-change net operating loss and tax credits carryforwards to reduce U.S. federal and state taxable income may be subject to limitations, which could result in increased future tax liability to us. In addition, the Tax

Cuts and Jobs Act (TCJA) enacted on December 22, 2017, limits the amount of net operating losses that we are permitted to deduct in any taxable year to 80% of our taxable income in such year. The TCJA also eliminates the ability to carry back net operating losses to prior years, but allows net operating losses generated after 2017 to be carried forward indefinitely. As such, there is a risk that due to such items, our existing net operating losses could expire or be unavailable to offset future income. Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

We are a smaller reporting company and the reduced disclosure requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are a smaller reporting company ("SRC") and a non-accelerated filer, which allows us to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not SRCs or non-accelerated filers, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations, including disclosures regarding executive compensation, in our Annual Report and our periodic reports and proxy statements and providing only two years of audited consolidated financial statements in our Annual Report and our periodic reports. We will remain an SRC until (a) in the event we have more than $100 million in annual revenues, the aggregate market value of our outstanding common stock held by non-affiliates as of the last business day our most recently completed second fiscal quarter exceeds $250 million or (b) in the event we have less than $100 million in annual revenues, the aggregate market value of our outstanding common stock held by non-affiliates as of the last business day our most recently completed second fiscal quarter exceeds $700 million. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and may decline.

We incur increasing costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Financial Industry Regulatory Authority ("FINRA") rules, and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

We continue to evaluate these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, while we remain a non-accelerated filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we have engaged in a process to document and evaluate our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, engage outside consultants, and adopt a detailed work plan to continue to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

A material amount of our assets represents intangible assets, and our net income would be reduced if our intangible assets become impaired.

As of December 31, 2025, intangible assets, net, represented approximately $2.1 million, or 9% of our total assets. Indefinite-lived intangible assets are subject to an impairment analysis at least annually based on fair value. Intangible assets relate primarily to in-process research and development ("IPR&D") and patents acquired by us as part of our acquisitions of other companies, and are subject to an impairment analysis whenever events or changes in circumstances exist that indicate that the carrying value of the intangible asset might not be recoverable. If market and economic conditions or business performance deteriorate, the likelihood that we would record an impairment charge would increase, which impairment charge could materially and adversely affect our financial condition and operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Overview

Our IT and related systems are critical to the efficient operation of our business and essential to our ability to perform day to day processes. We face persistent security threats, including threats to our IT infrastructure and unlawful attempts to gain access to our confidential or otherwise proprietary information, or that of our employees, via phishing/malware campaigns and other cyberattack methods.

Our security policies and processes are based on industry best practices and are revisited regularly to ensure their appropriateness based on risk, threats and current technological capabilities. We regularly assess our threat landscape and monitor our systems and other technical security controls, maintain information security policies and procedures, including a breach response plan, ensure maintenance of backup and protective systems, and engage with a Managed Service Provider who has a team of security personnel managing our efforts and initiatives. We review System and Organization Controls 1 (SOC 1 Type II) certifications where relevant from key third party partners and other service providers with access to information assets at least annually.

We maintain Information Systems Incident Management Standards that are intended to ensure information security events and weaknesses associated with information systems are communicated and acted on in a timely manner. Our internal controls and procedures address cybersecurity and include processes intended to ensure that security breaches are reported to appropriate personnel and, if warranted, analyzed for potential disclosure. While we have experienced cybersecurity attacks, such attacks to date have not materially affected the Company or our business strategy, results of operations, or financial condition.

From an operational perspective, we use vulnerability scanning tools to assess potential data security risks. We correlate the results and prioritize any key actions based on threat modeling analysis and monitor any such actions in-progress with the system owners based on assigned timelines for remediation. However, patch and vulnerability management, including for products and information assets, remains a complex and key risk that can lead to exploits, security breaches and service disruption. In addition, our online employees are required to participate in cyber, information security, and privacy training at least annually.

We also maintain insurance coverage that is intended to address certain aspects of cybersecurity risks.

To date, there have not been any known cybersecurity threats that have materially affected the Company.

Governance

Board Oversight of Cybersecurity Matters

Assessing and managing information security matters is the responsibility of our Board of Directors. The Board of Directors' Audit Committee is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats. The Board meets with the senior executives, specifically the Chief Executive Officer, and Chief Financial Officer on at least an annual basis to discuss cybersecurity posture. The Board also periodically receives targeted briefings related to cybersecurity and reviews our incident response capabilities. The Audit Committee receives regular reports from management concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. The Audit Committee also receives various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

Management of Cybersecurity Risks

The senior executives work to protect our information systems from cybersecurity threats and to promptly assist in coordinating a response to any cybersecurity incidents in accordance with our cybersecurity incident response and recovery plans. Our Chief Executive Officer is responsible for helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Our Chief Financial Officer is responsible for preparing budgets, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. Both executives have experience overseeing the information technology function and implementing and overseeing internal controls frameworks in our industry. We have engaged an IT Managed Service Provider who assists in the oversight of our corporate-wide data security, including developing, implementing and enforcing security policies to manage our overall cybersecurity risks. The senior executives regularly meet with our IT Managed Service Provider during the course of the year to review and discuss cybersecurity issues.

Strategy

Our Security Culture

We protect our information assets and manage risk by promoting a culture that communicates security risks, designs secure IT systems and operates according to approved processes to reduce the likelihood and impact of security incidents. We achieve this objective by:

- Designing, implementing and maintaining solutions with appropriate security controls;

- Sustaining solutions with required patching and vulnerability remediation;

- Creating and executing controls in support of policy as well as regulatory compliance;

- Ensuring that our policies, processes, practices and technologies proactively protect, shield, defend and remediate cyber threats; and

- Delivering quality communications and annual training to stakeholders on cyber awareness and computing hygiene.

We believe that the conduct of our employees is critical to the success of our information security. We keep our employees apprised of threats, risks and the part that they play in protecting both themselves and the company. We conduct periodic compliance training for our employees regarding the protection of sensitive information, which includes training intended to prevent the success of cyberattacks. We also conduct regular phishing simulations to increase employee awareness on how to spot phishing attempts, and what to do if they suspect an email to be a phishing attack.

We execute penetration testing against our technical environment and processes, and continuously monitor our network and systems for signs of intrusion. We also retain consultants to enhance our penetration testing program with current trends and methodologies utilized against other companies, ensuring we are proactively reducing risk from emerging threats.

We assess our service providers prior to allowing our information to be processed, stored or transmitted by third parties, and we include standardized contractual requirements in each contract where appropriate. We validate our service providers' security via questionnaires, open-source intelligence and, where appropriate, SOC 1 Type II reports on financially significant third-party service providers. Our process also includes regular monitoring of risk related to third parties on a periodic basis or when services or product purchases expand beyond their original scope or intended use.

ITEM 2. PROPERTIES

We currently have three facilities, including our principal executive office located at 169 Saxony Rd., Suite 212, Encinitas, CA, 92024 under a lease that expires in August 2028; our office located at Level 7, 180 Flinders Street, Melbourne, Australia 3000 under a lease that expires in December 2026; and our office located at Herrengasse 5, 1010 Vienna, Austria under a lease that expires in October 2028. We also have four clinical trial sites in Adelaide, Australia, Brisbane, Australia, Perth, Australia, and Auckland, New Zealand under leases that expire in January 2027 for Brisbane and Perth and under a month-to-month lease for Adelaide; We conduct our operations using third-party manufacturing facilities and trial sites. We believe our current facilities are adequate for our needs for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We are not currently a party to any legal proceedings, however, from time to time we may be a party to a variety of legal proceedings that arise in the normal course of our business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASE OF EQUITY SECURITIES

Market Information

Our common stock currently trades on The Nasdaq Capital Market under the symbol "KPRX".

Holders

There were [28] holders of record of our common stock as of March 21, 2026. This number does not include beneficial owners whose shares were held in street name.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, and all currently available funds for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in our current or future financing instruments.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the fiscal year ended December 31, 2025 that were not previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Purchase of Equity Securities

We did not purchase any of our registered equity securities during the period covered by this Annual Report on Form 10-K.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The following section of this Annual Report on Form 10-K entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains statements that are not statements of historical fact and are forward-looking statements within the meaning of federal securities laws. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Factors that may cause our actual results to differ materially from those in the forward-looking statements include those factors described in "Item 1A. Risk Factors" beginning on page 21 of this Annual Report on Form 10-K. You should carefully review all of these factors, as well as the comprehensive discussion of forward-looking statements on page 2 of this Annual Report on Form 10-K.

Business Overview

We are a clinical-stage specialty pharmaceutical company developing and commercializing product candidates for the treatment of ophthalmic diseases.

Our first product candidate is KIO-301 with an initial focus on patients with later stages of vision loss due to retinitis pigmentosa (RP, any and all sub-forms). KIO-301 is a potential vision-restoring small molecule that acts as a "photoswitch" specifically designed to restore vision in patients with inherited and age-related degenerative retinal diseases. The molecule is designed to restore the eyes' ability to perceive and interpret light in visually impaired patients through selectively entering viable downstream retinal ganglion cells (no longer receiving electrical input due to degenerated rods and cones) and is intended to turn them into light sensing cells, capable of signaling the brain as to the presence or absence of light. On March 17, 2022, we were granted orphan drug designation by the FDA for the API in KIO-301. We initiated a Phase 1b clinical trial in third quarter of 2022, known as the ABACUS study, and dosed the first patient in November 2022. We completed the last patient dosing of the initial trial in September 2023 with topline results announced on November 4, 2023 at the American Academy of Ophthalmology retina sub-specialty day. In October 2024, we, in collaboration with our partner TOI, announced that we received regulatory approval to initiate a Phase 2 clinical trial to investigate KIO-301 for vision restoration in patients with retinitis pigmentosa. The ABACUS-2 trial is a 36 patient, multi-center, double-masked, randomized, controlled, multiple dose study enrolling patients with ultra-low vision or no light perception regardless of their underlying gene mutation associated with retinitis pigmentosa. Enrollment began in the second quarter of 2025 and dosing began in the third quarter of 2025 following validation of novel functional vision endpoints. These functional assessments may serve as approvable primary endpoints in subsequent registration studies in the United States, Europe and other major regions. KIO-301 (formerly known as B-203) was acquired through the Bayon transaction which closed October 21, 2021.

Our second product candidate is KIO-104, which focuses on patients with retinal inflammation due to diseases including Diabetic Macular Edema, Posterior Non-Infectious Uveitis and more. KIO-104 is a next-generation, non-steroidal, immuno-modulatory and small-molecule inhibitor of DHODH. We believe KIO-104 to be best-in-class with picomolar potency and a validated immune modulating mechanism designed to overcome the off-target side effects and safety issues associated with commercially available DHODH inhibitors. In a 14-day good laboratory practice intravenous repeated dose toxicity study in rats, no adverse or test item related effects were observed in any of the tested parameters (mortality, clinical observations, ophthalmoscopy, body weight and food consumption, hematology and coagulation, clinical biochemistry, organ weight, pathology, and histopathology) at the highest doses tested (1.0 mg/kg). Clinical proof-of-concept of the potential for the active pharmaceutical ingredient in KIO-104 has been demonstrated in multiple non-clinical and clinical studies. This includes a first-in-human, open-label, phase 1 clinical trial, which investigated the use of KIO-104 for treating Posterior Non-Infectious Uveitis. Results, which were reported in October 2022, showed that a single intravitreal injection of KIO-104 decreased intraocular inflammation in a dose-dependent fashion, and improved visual acuity significantly during the duration of the study. Further, KIO-104 reduced macular edema (swelling) which if unchecked, can lead to permanent vision loss. The drug was well tolerated, with no serious side effects on intraocular tissues or other serious adverse events observed. In May 2025, we received approval to start enrolling patients in a Phase 2 trial for KIO-104 in retinal inflammation and began enrollment in the second quarter of 2025. Dosing began in the third quarter of 2025.

In August 2023, we decided to halt development work on our anterior segment assets, specifically KIO-101 and KIO-201. In July 2024, we made a strategic decision to cease future development or partnership leading to commercialization of KIO-201 and impaired the remaining asset balance. We are actively pursuing partnership opportunities for the KIO-101 program.

In January 2024, we entered into a strategic development and commercialization agreement with Théa Open Innovation (TOI), a sister company of the global ophthalmic specialty company Laboratoires Théa (Théa). Under the agreement, we granted TOI exclusive worldwide development and commercialization rights, excluding Asia, to KIO-301 for the treatment of degenerative retinal diseases. In exchange, we will receive an up-front, payment of $16 million; will become eligible to receive up to $285 million upon achievement of pre-specified clinical development, regulatory and commercial milestones; tiered royalties of up to low 20% on net sales; and reimbursement of certain KIO-301 research and development expenses.

In March 2025, we entered into a credit line with UBS (the "Credit Line") providing for a $10.0 million revolving line of credit. The Credit Line bears interest at the 30-day Secured Overnight Financing Rate ("SOFR") average, plus 1.5%. The SOFR rate is variable. The Credit Line is secured by a first priority lien and security interest in the Company's marketable securities held in its managed investment accounts with UBS. During 2025, we received $2.8 million in proceeds from the line, and made payments of $2.8 million, resulting in no credit balance as of December 31, 2025.

In May 2025, we entered into an exclusive option agreement (the "Option Agreement") with Senju Pharmaceutical Co., Ltd ("Senju"). Under the agreement, we granted Senju an exclusive option to obtain an exclusive license to the development and commercialization rights of KIO-301 for the treatment of ophthalmic diseases in certain key countries in Asia, including Japan and China. In exchange, we received a nonrefundable payment of $1.25 million. In the future, if the option is exercised and a license agreement is executed, we will be eligible to receive an additional $109.5 million plus tiered royalties of up to high teen percentages on net sales.

From inception through December 31, 2025, our losses from operations have aggregated $154.2 million. Our net loss was $10.8 million for the twelve months ended December 31, 2025. As a result of the collaboration with TOI in 2024, our net income was $3.6 million for the twelve months ended December 31, 2024. We expect to incur significant expenses and increasing operating losses for the foreseeable future as we continue the development and clinical trials of and seek regulatory approval for our KIO-104 product candidate, and any other product candidates we advance to clinical development. If we obtain regulatory approval for KIO-104, we expect to incur significant expenses to create an infrastructure to support the commercialization of KIO-104 including sales, marketing, and distribution functions.

We will need additional financing to support our continuing operations. We will seek to fund our operations through public or private equity, debt financings, license and development agreements, or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy. We will need to generate significant revenue to achieve profitability, and we may never do so.

Financial Overview

Revenues

To date, we have recognized collaboration revenue from U.S. and foreign government grants made to Jade and Panoptes, as well as from license and research collaboration agreements as performance obligations toward milestones that were met. In the future, we anticipate our revenue to include additional milestone payments under our current and/or future collaboration agreements. We do not expect to generate any revenue from the sale of products unless and until such time that our product candidates have advanced through clinical development and regulatory approval, if ever. We expect that any revenue we generate, if at all, will fluctuate from quarter-to-quarter as a result of the timing and amount of payments relating to such services and milestones and the extent to which any of our products are approved and successfully commercialized. We expect to continue to incur significant operating losses as we fund research and clinical trial activities relating to our therapeutic assets, consisting of KIO-301 and KIO-104, or any other product candidate that we may develop. There can be no guarantee that the losses incurred to fund these activities will succeed in generating revenue.

Research and Development Expenses

We expense all research and development expenses as they are incurred. Research and development expenses primarily include:

- non-clinical development, preclinical research, and clinical trial and regulatory-related costs;

- expenses incurred under agreements with sites and consultants that conduct our clinical trials; and

- employee-related expenses, including salaries, bonuses, benefits, travel, and stock-based compensation expense.

We expect our research and development expenses to increase for the near future as we advance KIO-104, KIO-301 (to the extent there are any unreimbursed expenses), and any other product candidate through clinical development, including the conduct of our planned clinical trials. The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. We are unable to estimate with any certainty the costs we will incur in the continued development of our KIO-104, KIO-301, and any other product candidate that we may develop. Clinical development timelines, the probability of success and development costs can differ materially from expectations.

We may never succeed in achieving marketing approval for our product candidates.

The costs of clinical trials may vary significantly over the life of a project owing to, but not limited to, the following:

- per patient trial costs;

- the number of sites included in the trials;

- the countries in which the trials are conducted;

- the length of time required to enroll eligible patients;

- the number of patients that participate in the trials;

- the number of doses that patients receive;

- the cost of comparative agents used in trials;

- the drop-out or discontinuation rates of patients;

- potential additional safety monitoring or other studies requested by regulatory agencies;

- the duration of patient follow-up; and

- the efficacy and safety profile of the product candidate.

We do not expect our product candidates to be commercially available, if at all, for the next several years.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits for our full time employees, including stock-based compensation. Other general and administrative expenses include professional fees for investor relations and external communications, auditing, tax, patent costs, and legal services.

We expect that general and administrative expenses will remain consistent for the near future.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income we earn on interest-bearing accounts and interest expense incurred on our outstanding financing arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the expenses during the reporting periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, Revenue from Contracts with Customers, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

We apply the five-step model to contracts when we determine that it is probable we will collect the consideration we are entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, we assess the goods or services promised within each contract and determine those that are performance obligations, and assess whether each promised good or service is distinct. We then recognize as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

In a contract with multiple performance obligations, we must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each distinct performance obligation which determines how the transaction price is allocated among the performance obligation. The estimation of the stand-alone selling price(s) may include estimates regarding forecasted revenues or costs, development timelines, discount rates, and probabilities of technical and regulatory success. We evaluate each performance obligation to determine if it can be satisfied at a point in time or over time. Any change made to estimated progress towards completion of a performance obligation and, therefore, revenue recognized will be recorded as a change in estimate. In addition, variable consideration must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.

Amounts received prior to satisfying the revenue recognition criteria are recognized as deferred revenue. Amounts expected to be recognized as revenue within the twelve months following the balance sheet date are classified as the current portion of deferred revenue. Amounts not expected to be recognized as revenue within the twelve months following the balance sheet date are classified as deferred revenue, net of current portion.

Collaboration Revenue

If a license to our intellectual property is determined to be distinct from the other performance obligations identified in a contract, we recognize revenues from the transaction price allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from the allocated transaction price. We evaluate the measure of progress at each reporting period and, if necessary, adjust the measure of performance and related revenue or expense recognition as a change in estimate.

At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered probable of being reached. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our or a collaboration partner's control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. At the end of each reporting period, we re-evaluate the probability of achievement of milestones that are within our or a collaboration partner's control, such as operational development milestones and any related constraint, and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which will affect collaboration revenues and earnings in the period of adjustment. Revisions to our estimate of the transaction price may also result in negative collaboration revenues and earnings in the period of adjustment.

For arrangements that include sales-based royalties, including commercial milestone payments based on the level of sales, and a license is deemed to be the predominant item to which the royalties relate, we will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied, or partially satisfied.

Collaboration Agreements

We entered into a research agreement that falls under the scope of ASC 808, Collaborative Arrangements. Reimbursements from a collaboration partner are recorded as a reduction to research and development expense. Similarly, amounts that are owed to a collaboration partner are recognized as research and development expense.

Business Combinations

We applied the provisions of Accounting Standards Codification (ASC) Topic 805, Business Combinations, in the accounting for our acquisitions of Bayon and Panoptes. It required us to recognize the assets acquired and the liabilities assumed at their acquisition date fair values, which were determined using market, income, and cost approaches, or a combination. Goodwill as of the respective acquisition date was measured as the excess of consideration transferred over the net of the acquisition date fair value of the assets acquired and the liabilities assumed. Goodwill is generally the result of expected synergies of the combined company or an assembled workforce. Indefinite-lived intangible assets acquired were in-process research and development. The fair value for these intangible assets was determined using the income approach. Under the income approach, fair value reflects the present value of the projected cash flows that are expected to be generated by the products incorporating the in-process research and development, if successful.

Intangible Assets

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at fair value at the acquisition date. Historically we have tested our indefinite-lived intangible assets for impairment annually as of August 31, or more frequently if events or changes in circumstances indicated that the assets might be impaired. Effective December 31, 2025, we elected to change the annual impairment testing date from August 31 to December 31. Under the applicable accounting guidance, an entity may first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If so, the asset's, fair value is compared with the carrying amount, and an impairment charge is recognized for the amount by which the carrying amount exceeds fair value. In addition, SEC guidance recommends a reconciliation to market capitalization as a reasonableness check when estimated fair value exceeds a company's market capitalization. We performed an annual quantitative impairment test of our indefinite-lived intangible assets as of August 31, 2025 and concluded that no impairment existed as of that date. Following our election to change the annual testing date, we updated the quantitative impairment analysis as of December 31, 2025. During the period between testing dates, our market capitalization declined largely due to macroeconomic factors, despite clinical progress in both asset programs. Based on the market capitalization reconciliation described above, we concluded that a $4.6 million impairment charge related to KIO-104 was required as of December 31, 2025. There were no adverse changes in clinical progress, development timelines, probability of technical success, or projected cash flows for the KIO-104 program.

Accrued Research and Development Expenses

As part of the process of preparing the consolidated financial statements, we are required to estimate and accrue research and development expenses. This process involves the following:

- communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost;

- estimating and accruing expenses in our consolidated financial statements as of each balance sheet date based on facts and circumstances known to us at the time; and

- periodically confirming the accuracy of our estimates with selected service providers and making adjustments, if necessary.

Examples of estimated research and development expenses that we accrue include:

- fees paid to contract research organizations and investigative sites in connection with clinical studies;

- fees paid to contract manufacturing organizations in connection with non-clinical development, preclinical research, and the production of clinical study materials; and

- professional service fees for consulting and related services.

We base our expense accruals related to non-clinical development, preclinical studies, and clinical trials on our estimates of the services received and efforts expended pursuant to contracts with organizations/consultants that conduct and manage clinical studies on our behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts may depend on many factors, such as the successful enrollment of patients, site initiation, and the completion of clinical study milestones. Our service providers invoice us as milestones are achieved and monthly in arrears for services performed. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates. To date, we have not experienced significant changes in our estimates of accrued research and development expenses after a reporting period.

However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical studies and other research activities.

Refunds for Research and Development

We, through our Kiora Pharmaceuticals, GmbH and Kiora Pharmaceuticals Pty Ltd. subsidiaries, are eligible to receive certain refundable tax incentives associated with our research and development expenses in Austria and Australia. These refunds are realized in the form of a cash payment when received, following the incurred research & development expenses. We record the refundable payment as a tax receivable and a reduction in research and development expense in the period in which the research and development expenses are incurred.

Contingent Consideration

We initially value contingent consideration related to business combinations using a probability-weighted calculation of potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows. Key assumptions used to estimate the fair value of contingent consideration include the probability of success, discount rate, and updated timing of payment. After the initial valuation, we will use our best estimate to measure contingent consideration at each subsequent reporting period. Gains and losses are recorded in operating expenses within the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

We have issued options to purchase our common stock and restricted stock. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility.

We estimate the grant date fair value of stock options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate, and (4) dividends. In general, the assumptions used in calculating the fair value of stock-based payment awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Income Taxes

During the fourth quarter of 2024, we recorded an adjustment to its income tax provision based on new information obtained from the completion of complex tax analyses, specifically a Section 382 study to assess the availability of historical net operating losses (NOLs) and a transfer pricing analysis. These analyses provided additional insight into our tax position and were necessary to accurately determine the tax liability.

Under Accounting Standards Codification (ASC) 250, Accounting Changes and Error Corrections, changes in accounting estimates are accounted for prospectively. As the adjustment resulted from new information that was not reasonably knowable at prior reporting dates and required specialized technical expertise, we have determined that the change constitutes a change in estimate rather than a correction of an error.

As a result, we recognized an increase in our tax liability of $2.3 million in the fourth quarter of 2024. This change in estimate is reflected in our consolidated financial statements for the year ended December 31, 2024.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA or the Act) was signed into law. The Act reinstates and makes permanent 100% first-year bonus depreciation under Section 168(k) for qualified property acquired and placed in service after January 19, 2025. Additionally, the Act allows current expensing of domestic research and experimental expenditures (R&E) starting in 2025 and provides special retroactive relief for "small business taxpayers". We deducted the unamortized R&E expenditures as of December 31, 2024 on its 2024 tax return, resulting in no change in our effective tax rate due to the full valuation allowance; however, the deduction did result in a reduction in our cash tax liability for 2024. We have reflected the effects of the Act in its income tax provision in accordance with ASC 740.

Recent Accounting Pronouncements

Refer to Note 1. Business, Presentation and Recent Accounting Pronouncements, in the Notes to the audited consolidated financial statements of Part IV, Item 15. Exhibits, Financial Statement Schedules of this Annual Report on Form 10-K for detailed information regarding the status of recently issued accounting pronouncements.

Other Information

Net Operating Loss Carryforwards

As of December 31, 2025, we had federal net operating loss carryforwards of approximately $53.8 million, to offset future taxable income. All of the federal NOL carryforwards were generated during the years ended December 31, 2018 and forward and they will carry forward indefinitely, but their utilization will be limited to 80% of taxable income. We have foreign net operating loss carryforwards of $12.6 million as of December 31, 2025, which can be carried forward indefinitely, but their utilization will be limited to 75% of taxable income. We have no state NOL carryforwards.

As of December 31, 2025, we had federal and state research and development tax credit carryforwards of $93.2 thousand and $47.0 thousand, respectively, to offset future income taxes. The federal credits will begin to expire in 2045. The state credits can be carried forward indefinitely.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income and tax respectively, may be subject to an annual limitation as a result of ownership changes that may have occurred or that could occur in the future. An ownership change occurs when a cumulative change in ownership of more than 50% occurs within a three-year period.

In 2024, we performed a Section 382/383 analysis which determined that multiple ownership changes occurred. As a result, we reduced a portion of our federal and state net operating losses and R&D credit carryforwards. Further, we limited the deduction for amortization of its intangible assets which gave rise to a Net Unrealized Built0in Loss (NUBIL). A portion of the NUBILs were converted to pre-change NOLs which may be carried forward indefinitely subject to the Section 382 annual limitation.

We have not completed a 382 analysis to determine if an ownership change occurred post-2024. If a change in ownership were to have occurred in 2025 or occurs in the future, the use of our federal and state NOL and tax credit carryforwards may be limited or reduced. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact our effective tax rate.

The amounts of cash income taxes paid/(refunded) for the year ended December 31, 2025 is as follows:

	Year Ended December 31,
	2025
Federal	$ 1,125,000
State	
California	345,512
Other States	2,180
Foreign	
Australia	951,165
Total	$ 2,423,857

As of December 31, 2025 we had unrecognized tax benefits of $34.0 thousand. As of December 31, 2024, we had no unrecognized tax benefits. Due to the existence of the valuation allowance, none of the unrecognized benefits would affect the effective tax rate. Our policy is to recognize interest and penalties from uncertain tax positions in income tax expense. We did not record any interest or penalties for the years ended December 31, 2025 or 2024 and had no accrued interest on the balance sheets as of December 31, 2025 or 2024.

We file United States federal and state income tax returns as well as foreign tax returns for our subsidiaries in Austria and Australia. We are not under examination by any jurisdiction for any tax year. We are generally open to federal examination since 2018 due to the carryforward NOLs, state examination since 2021, and foreign examination since 2021 due to the carryforward of NOLs.

Results of Operations

Comparison of Years Ended December 31, 2025 and 2024

The following table summarizes the results of our operations for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | |
	2025	2024	Change
Revenue:			
Collaboration Revenue	$ —	$ 16,000,000	$ (16,000,000)
Grant Revenue	—	20,000	(20,000)
Total Revenue	—	16,020,000	(16,020,000)
Operating Expenses:			
General and Administrative	5,745,087	5,542,324	202,763
Research and Development	10,780,397	7,842,207	2,938,190
Collaboration Credits	(7,066,237)	(2,945,350)	(4,120,887)
In-Process R&D Impairment	4,624,000	2,008,000	2,616,000
Change in Fair Value of Contingent Consideration	(1,252,174)	(937,469)	(314,705)
Total Operating Expenses	12,831,073	11,509,712	1,321,361
Operating (Loss) Income Before Other Income (Expense), Net	(12,831,073)	4,510,288	(17,341,361)
Total Other Income, Net	713,770	1,149,450	(435,680)
(Loss) Income Before Income Tax Expense	(12,117,303)	5,659,738	(17,777,041)
Income Tax Benefit (Expense)	1,282,149	(2,065,005)	3,347,154
Net (Loss) Income	$ (10,835,154)	$ 3,594,733	$ (14,429,887)

Revenue

The decrease of $16.0 million was attributable to the revenue recognized from the up-front payment pursuant the strategic development and commercialization agreement with TOI and from a grant from the Choroideremia Research Foundation in 2024.

General and Administrative Expenses

The increase of $0.2 million was primarily due to increased personnel and benefit costs of $0.5 million related to market adjustments and higher bonus expenses, increased corporate expenses driven by stock compensation expense for new grants to board directors of $0.3 million, partially offset by lower professional expenses of $0.5 million and corporate insurance of $0.1 million.

Research and Development Expenses

The increase of $2.9 million was primarily due to increased spending on preclinical, CMC and clinical trial related activities for KIO-301 of $3.4 million, which are reimbursed by TOI, travel and research consulting costs of $0.1 million, offset by a net reduction in expenses resulting from an increase in research tax credits expected from Australian and Austrian government programs of $0.6 million.

In-Process R&D Impairment

In-Process R&D impairment increased by $2.6 million due to a partial impairment of KIO-104 While there were no adverse changes in clinical progress, development timelines, probability of technical success, or projected cash flows for the KIO-104 program, the Company's market capitalization declined during the fourth quarter of 2025. In performing a market capitalization reconciliation as a reasonableness check, the Company determined an impairment charge of approximately $4.6 million was necessary for KIO-104. The impairment was driven by changes in market-based inputs, including equity market conditions and discount rate assumptions, rather than changes in underlying program-level projections.

Change in Fair Value of Contingent Consideration

The change in fair value of contingent consideration decreased $1.3 million. The change in fair value of contingent consideration is primarily due to an increased discount period and changes to the development plan which lowered the probability of success to align with a focus initially on a single indication for KIO-301. This reduced probability of success is solely based on the strategic shift in the order in which indications are to be pursued and is completely independent of KIO-301's potential pathway to approval in retinitis pigmentosa.

Other Income (Expense), Net

Other income (expense) decreased by $0.4 million primarily due to decreased net interest income and accrued interest amortization of approximately $0.3 million resulting from lower interest rates and a lower carrying balance of short-term marketable securities and unrealized losses related to foreign currency activity of $0.2 million offset by the write off of an intangible asset related to the SentrX Agreement of $0.1 million .

Income Tax Expense

Income tax expense decreased by $3.3 million due to a tax liability of $2.1 million in 2024 driven by taxable income resulting from the $16 million upfront payment from TOI which was recorded as a change in estimate for the 2024 tax year. Additionally, in 2025 the Company was able record a tax benefit of approximately $1.3 million resulting from new legislation included in the 2025 One Big Beautiful Bill Act.

Research and Development Expenses by Program

The following table summarizes our research and development expenses by program:

		Year Ended December 31,			
		2025		**2024**	**Change**
Research and Development Expenses by Program					
KIO-101	$	17,541	$	25,456	$ (7,915)
KIO-104		718,552		671,739	46,813
KIO-201*		—		30,875	(30,875)
KIO-301		7,217,067		3,836,105	3,380,962
Unallocated Research and Development Expenses					
Personnel		2,612,374		2,562,417	49,957
R&D Tax Expense (Credit)		(587,447)		17,894	(605,341)
Other Research		802,310		697,721	104,589
Total Research and Development Expenses	$	10,780,397	$	7,842,207	$ 2,938,190

*In July 2024, the Company decided to cease development of KIO-201.

Liquidity and Capital Resources

Since becoming a public company in 2015, we have financed our operations from several registered offerings and private placements of our securities, payments from license agreements, and U.S. and foreign government grants. From inception through December 31, 2025, we have raised a total of approximately $149.0 million from such sales of our equity and debt securities, both as a public company and prior to our initial public offering, as well as approximately $31.1 million in payments received under our license agreements and government grants, $0.3 million received pursuant to the loan under the Paycheck Protection Plan, which was fully forgiven in April 2021, and $3.9 million received in R&D tax credits.

In January 2024, we entered into a license agreement with TOI, whereby we received an up-front payment of $16 million and will become eligible to receive up to $285 million upon achievement of pre-specified clinical development, regulatory and commercial milestones and tiered royalties of up to low 20% on net sales; and reimbursement of all KIO-301 research and development expenses moving forward from the date of the execution of the license agreement. As of December 31, 2025 we have received a cumulative $8.3 million in reimbursements from TOI for KIO-301 research and development expenses.

In March 2025, we entered into a credit line with UBS (the "Credit Line") providing for a $10.0 million revolving line of credit. We had no credit balance as of December 31, 2025.

In May 2025, we entered into an exclusive option agreement with Senju. Under the agreement, we received a nonrefundable payment of $1.25 million. In the future, if the option is exercised and a license agreement is executed, we will be eligible to receive an additional $109.5 million plus tiered royalties of up to high teen percentages on net sales.

At December 31, 2025, we had unrestricted cash and cash equivalents of approximately $8.7 million, short-term investments of $8.4 million and an accumulated deficit of $154.2 million. Prior to the license agreement with TOI in 2024, we had incurred losses and negative cash flows since inception, and future losses are anticipated. However, based on the cash and short-term investments on hand at December 31, 2025, we anticipate having sufficient cash to fund planned operations into late 2027 and do not currently anticipate an immediate need to raise additional capital to fund operations.

Comparison of Years Ended December 31, 2025 and 2024

The following table sets forth the primary sources and uses of cash for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	**2024**
Net Cash (Used in)/Provided by Operating Activities	$ (9,961,176)	$ 8,559,115
Net Cash Provided by/(Used in) Investing Activities	$ 14,426,645	$ (22,662,611)
Net Cash Provided by Financing Activities	$ 265,655	$ 15,498,155

Operating Activities

During the year ended December 31, 2025, we recorded net loss of $10.8 million and adjusted primarily for non-cash expense for stock-based compensation in the amount of $0.9 million, a decrease in the change in fair value of contingent consideration of $1.3 million, an increase of $4.6 million due to an impairment of in-process R&D, a decrease in prepaid expenses and other assets of $0.4 million, decrease in accounts payable of $1.1 million and increase in accrued expenses of $2.3 million, which was partially offset by an increase in tax and other receivables of $1.5 million. During the year ended December 31, 2024, we recorded net income of $3.6 million and adjusted primarily for non-cash expense for stock-based compensation in the amount of $0.7 million, a decrease in the change in fair value of contingent consideration of $0.9 million, an increase of $2.0 million due to an impairment of in-process R&D, an increase in prepaid expenses and other assets of $1.8 million, decreases in accounts payable of $0.2 million and accrued expenses of $3.3 million, which was partially offset by a decrease in tax credits receivable of $1.6 million.

Investing Activities

During the years ended December 31, 2025, there was $14.4 million net cash provided by investing activities related to the purchase and maturity of short-term investments. During the year ended December 31, 2024, there was $22.7 million net cash provided by investing activities related to the purchase and maturity of short-term investments.

Financing Activities

During the year ended December 31, 2025, we received net proceeds of $0.3 million from the exercise of warrants. During the year ended December 31, 2024, we received net proceeds of $1.7 million from the exercise of warrants, and $15.0 million from the completion of a private placement.

Funding Requirements and Other Liquidity Matters

Our KIO-104 and KIO-301 product pipeline is still in various stages of clinical development. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

- seek marketing approval for our KIO-301 product outside of the territory already partnered with TOI;

- seek marketing approval for our KIO-104 product or any other products that we successfully develop;

- establish a sales and marketing infrastructure to commercialize our KIO-301 product outside of the territory already partnered with TOI;

- establish a sales and marketing infrastructure to commercialize our KIO-104 product, if approved;

- seek partnerships for our KIO-101 product to continue our development activities; and

- add operational, financial, and management information systems and personnel, including personnel to support our product development and future commercialization efforts.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances, and licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through collaborations, strategic alliances, or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, or product candidates, including our KIO-301 (outside of the territory already partnered with TOI), and KIO-104 products, on terms that may not be favorable to us. For our active programs, if we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market KIO-301 outside of the territory already partnered with TOI and KIO-104 products, or any other products that we would otherwise prefer to develop and market ourselves.

Based on our cash on hand and short-term investments at December 31, 2025, we believe that we will have sufficient cash to fund planned operations into late 2027. However, the acceleration or reduction of cash outflows by management can significantly impact the timing needed for raising additional capital to complete development of our products. To continue development, we will need to raise additional capital through debt and/or equity financing, grants and other arrangements. Although historically we have been successful at raising capital, additional capital may not be available on terms favorable to us, if at all. We do not know if our future offerings will succeed. Accordingly, no assurances can be given that management will be successful in these endeavors. Our consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at December 31, 2025.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is contained in the consolidated financial statements filed as part of this Annual Report on Form 10-K are listed under Item 15 of Part IV below. Our independent registered public accounting firm is Haskell & White LLP, who are headquartered in Irvine, California, with a PCAOB ID Number 200.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosure.

In connection with this Annual Report, as required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, the Company's management, under the supervision of our Chief Executive Officer, who is our principal executive officer, and our Chief Financial Officer, who is our principal financial and accounting officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. This assessment included review of the documentation of controls, evaluation of the design of effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based upon the evaluation described above,with reasonable assurance, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures that support financial reporting were effective as of the period ended December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As a result of that evaluation, management concluded our internal control over financial reporting was effective as of December 31, 2025.

The scope of our management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, includes all of our subsidiaries. As a smaller reporting company under Rule 405 of the

Securities Act of 1933, as amended and a non-accelerated filer, we are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result, Haskell & White LLP, our independent registered public accounting firm, has not audited or issued an attestation report with respect to the effectiveness of our internal control over financial reporting as of December 31, 2025.

Changes in Internal Control over Financial Accounting and Reporting

As of December 31, 2025 and as of the date of this report, there were no changes in our internal control over financial reporting identified in connection with management's evaluation required by Rules 13a-15(d) and 15d-15(d) under the Exchange Act that occurred during the quarter ended December 31, 2025 that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference to our definitive Proxy Statement to be filed pursuant to Regulation 14A under the Exchange Act in connection with our 2026 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to our definitive Proxy Statement to be filed pursuant to Regulation 14A under the Exchange Act in connection with our 2026 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to our definitive Proxy Statement to be filed pursuant to Regulation 14A under the Exchange Act in connection with our 2026 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference to our definitive Proxy Statement to be filed pursuant to Regulation 14A under the Exchange Act in connection with our 2026 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference to our definitive Proxy Statement to be filed pursuant to Regulation 14A under the Exchange Act in connection with our 2026 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Consolidated Financial Statements

The consolidated financial statements filed as part of this report are listed on the Index to Financial Statements on page F-1.

Financial Statement Schedules

None. Financial statement schedules have been omitted since the required information is included in our Consolidated Financial Statements contained elsewhere in this Annual Report on Form 10-K.

Exhibits

The exhibits listed in the Exhibit Index are filed as a part of this Annual Report on Form 10-K.

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K. Where such filing is made by incorporation by reference to a previously filed document, such document is identified.

Exhibit Number	Description of Exhibit
2.1†††	Stock Purchase Agreement, dated as of March 7, 2016, by and among the Registrant and the Sellers named therein (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on March 7, 2016 and incorporated by reference thereto).
2.2†††	Share Purchase Agreement, dated as of December 18, 2020, by and among the Registrant and the Sellers named therein (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on December 21, 2020 and incorporated by reference thereto).
2.3†††	Stock Purchase Agreement, dated as of October 21, 2021, by and among the Registrant and the Sellers named therein (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on October 26, 2021 and incorporated by reference thereto).
3.1	Restated Certificate of Incorporation of the Registrant (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 20, 2015 and incorporated by reference thereto).
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, filed July 10, 2018 (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on July 11, 2018 and incorporated by reference thereto).
3.3	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, filed August 28, 2019 (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on August 29, 2019 and incorporated by reference thereto).
3.4	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, filed June 25, 2020 (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on November 8, 2021 and incorporated by reference thereto).
3.5	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, filed September 23, 2022 (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on September 26, 2022 and incorporated by reference thereto).
3.6	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, filed May 1, 2024 (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on May 1, 2024 and incorporated by reference thereto).
3.7	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant, filed June 6, 2024 (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on June 7, 2024).
3.8	Certificate of Ownership and Merger of the Registrant, filed November 5, 2021 (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on June 26, 2020 and incorporated by reference thereto).
3.9	Third Amended and Restated By-laws of the Registrant (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on August 4, 2022 and incorporated by reference thereto).

3.10	Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on June 27, 2016 and incorporated by reference thereto).
3.11	Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on June 14, 2017 and incorporated by reference thereto).
3.12	Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on April 17, 2018 and incorporated by reference thereto).
3.13	Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on December 21, 2020 and incorporated by reference thereto).
3.14	Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on July 26, 2022 and incorporated by reference thereto).
3.15	Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on June 6, 2023 and incorporated by reference thereto).
4.1	Description of Securities (previously filed as an exhibit to the Registrant’s Annual Report on Form 10-K filed on March 24, 2020 and incorporated by reference thereto).
4.2	Specimen Stock Certificate evidencing the shares of common stock (previously filed as an exhibit to the Registrant’s Registration Statement on Form S-1 filed on July 30, 2014 and incorporated by reference thereto).
4.3	Form of Common Stock Purchase Warrant, dated January 3, 2020 (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on December 31, 2019 and incorporated by reference thereto).
4.4	Form of Common Stock Purchase Warrant, dated January 6, 2021 (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on January 6, 2021 and incorporated by reference thereto).
4.5	Form of Common Stock Purchase Warrant, dated August 11, 2021 (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on August 10, 2021 and incorporated by reference thereto).
4.6	Form of Placement Agent Warrant, dated August 11, 2021 (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on August 10, 2021 and incorporated by reference thereto).
4.7	Form of Class B Warrant (previously filed as an exhibit to the Registrant’s Amendment No. 3 to Registration Statement on Form S-1 filed on July 21, 2022 and incorporated by reference thereto)
4.8	Warrant Agency Agreement, dated July 22, 2022, by and between the Registrant and VStock Transfer, LLC (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on July 26, 2022 and incorporated by reference thereto).

4.9	Form of Common Stock Purchase Warrant, dated February 3, 2023 (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 3, 2023 and incorporated by reference thereto).
4.10	Form of Class C Common Stock Purchase Warrant (previously filed as an exhibit to Amendment No. 2 to the Registrant's Registration Statement on Form S-1 filed on June 1, 2023 and incorporated by reference thereto).
4.11	Warrant Agency Agreement, dated June 6, 2023, between the Registrant and VStock Transfer, LLC (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on June 6, 2023 and incorporated by reference thereto).
4.12	Form of Tranche A Warrant (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 1, 2024 and incorporated by reference thereto).
4.13	Form of Tranche B Warrant (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 1, 2024 and incorporated by reference thereto).
4.14	Form of Pre-Funded Warrant (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 1, 2024 and incorporated by reference thereto).
10.1[#]	2005 Equity Incentive Plan, as amended (previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 filed on July 30, 2014 and incorporated by reference thereto).
10.2[#]	2014 Equity Incentive Plan, as amended (previously filed as an exhibit to the Registrant's definitive proxy statement on Schedule 14A filed on July 21, 2023 and incorporated by reference thereto).
10.3[#]	Employee Stock Purchase Plan (previously filed as an exhibit to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 filed on September 12, 2014 and incorporated by reference thereto).
10.4	Form of Indemnification Agreement (previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 filed on July 30, 2014 and incorporated by reference thereto).
10.5[#]	Form of Notice of Stock Option Grant pertaining to the 2014 Equity Incentive Plan (previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 filed on July 30, 2014 and incorporated by reference thereto).
10.6[#]	Form of Notice of Stock Unit Award pertaining to the 2014 Equity Incentive Plan (previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 filed on July 30, 2014 and incorporated by reference thereto).
10.7[†]	Intellectual Property License Agreement, dated as of September 26, 2018, by and between the Registrant and SentrX Animal Care, Inc. (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on October 2, 2018 and incorporated by reference thereto).
10.8	Kiora Pharmaceuticals, Inc. Amended and Restated Change in Control Severance Plan (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on December 3, 2019 and incorporated by reference thereto).
10.9[††]	Patent and Know How Assignment Agreement, dated as of July 2, 2013, by and between Panoptes Pharma Ges.m.b.H and 4SC Discovery GmbH (previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed on March 25, 2021 and incorporated by reference thereto).

10.10††	Patent License Agreement, dated as of July 2, 2013, by and between Panoptes Pharma Ges.m.b.H. and 4SC Discovery GmbH (previously filed as an exhibit to the Registrant’s Annual Report on Form 10-K filed on March 25, 2021 and incorporated by reference thereto).
10.11#	Employment Agreement, dated as of July 22, 2021, by and between the Registrant and Brian M. Strem (previously filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on July 26, 2021 and incorporated by reference thereto).
10.12††	Exclusive License Agreement, dated as of June 12, 2023, between Kiora Pharmaceuticals, Inc. and Sentrx Animal Care, Inc. (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on June 15, 2023 and incorporated by reference thereto).
10.13††	License Agreement, dated as of May 1, 2020, between Bayon Therapeutics, Inc. and the Regents of the University of California (previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2023 and incorporated by reference thereto).
10.14††	First Amendment to License Agreement, dated as of November 5, 2023, between Bayon Therapeutics, Inc. and the Regents of the University of California (previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q filed on November 9, 2023 and incorporated by reference thereto).
10.15††	Exclusive License and Development Agreement, dated as of January 25, 2024, by and between the Registrant and Théa Open Innovation SAS (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on January 31, 2024 and incorporated by reference thereto).
10.16†††	Form of Securities Purchase Agreement, dated as of January 31, 2024, by and between the Registrant and the purchasers named therein (previously filed as an exhibit to the Registrant's Current Report on Form 8-K filed on February 1, 2024 and incorporated by reference thereto).
10.17	Employment Agreement by and between Kiora Pharmaceuticals, Inc. and Eric J. Daniels, dated as of January 10, 2025 (previously filed as exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 15, 2025 and incorporated by reference thereto).
10.18	Employment Agreement by and between Kiora Pharmaceuticals, Inc. and Melissa Tosca, dated as of January 10, 2025 (previously filed as exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 15, 2025 and incorporated by reference thereto).
10.19 †† †††	Exclusive Option Agreement, dated as of May 30, 2024, by and between Kiora Pharmaceuticals, Inc. and Senju Pharmaceutical Co., Ltd. (previously filed as exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 3, 2025 and incorporated by reference thereto).
10.20	Credit Line Agreement, dated as of March 12, 2025, by and between Kiora Pharmaceuticals, Inc. and UBS Bank USA (previously filed as exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on August 8, 2025 and incorporated by reference thereto).
10.21	Addendum to Credit Line Agreement, dated as of March 18, 2025, by and between Kiora Pharmaceuticals, Inc. and UBS Bank USA (previously filed as exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed on August 8, 2025 and incorporated by reference thereto).
14.1*	Code of Ethics and Business Conduct.
19.1	Insider Trading Policy (previously filed as an exhibit to the Registrant's Current Report on Form 10-K filed on March 25, 2025 and incorporated by reference thereto).
21.1	Subsidiaries of the Registrant (previously filed as an exhibit to the Registrant's Annual Report on Form 10-K filed on April 15, 2022 and incorporated by reference thereto).

23.1*	[Consent of Independent Registered Public Accounting Firm.](#)
31.1*	[Certification of principal executive officer pursuant to Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)
31.2*	[Certification of principal financial and accounting officer pursuant to Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.](#)
32.1**	[Certification of principal executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)
32.2**	[Certification of principal financial and accounting officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)
97.1	[Kiora Pharmaceuticals, Inc. Clawback Policy (previously filed as an exhibit to the Registrant's Current Report on Form 10-K filed on March 25, 2025 and incorporated by reference thereto).](#)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Filed herewith.

**   This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

†   Confidential treatment requested as to portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission..

††   Certain confidential portions of this exhibit were omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

†††   Schedules and exhibits have been omitted from this exhibit pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

\#   Management contract or compensatory plan or arrangement.

ITEM 16. Form 10-K Summary

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
KIORA PHARMACEUTICALS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Kiora Pharmaceuticals, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kiora Pharmaceuticals, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for the years then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

<u>In-Process Research and Development - Impairment Analysis</u>

Description of the Critical Audit Matter

As of December 31, 2025 and 2024, the Company had in-process research and development assets of approximately $2.1 million and $6.7 million, respectively. As described in Note 2 to the consolidated financial statements, the Company performs an impairment test of these items annually and whenever events or changes in circumstances indicate that the carrying value of the in-process research and development assets exceeds their respective fair values. The Company performed its most recent annual impairment test of these assets as of December 31, 2025. The Company's impairment test involves comparing the carrying value of the in-process research and development assets to their estimated fair values. The Company recognized an impairment of $4.6 million during the year ended December 31, 2025 as a result of the annual impairment test.

The Company's fair value estimates require management to make significant estimates and judgments, including the timing and amounts of projected cash flows (both revenues and expenses), probabilities of success in product development and regulatory approvals, and appropriate discount and royalty rates.

We identified the evaluation of the Company's impairment test of in-process research and development assets as a critical audit matter due to significant management estimates and judgments inherently required in determining the fair value estimates. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate the reasonableness of management's significant estimates and assumptions, several of which extend many years into the future. Additionally, the audit effort involved the use of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. We obtained an understanding of the development status and development plan for each asset. We also obtained an understanding of management's impairment testing process, which includes management's engagement of a third-party valuation expert and the identification of key inputs and assumptions to the fair value model. We assessed the knowledge, skill and ability of the third-party expert and evaluated the sufficiency and appropriateness of the audit evidence supporting key inputs and assumptions to the fair value model. We also utilized a valuation specialist with specialized skills and knowledge in evaluating the reasonableness of the Company's methodology for estimating fair value and evaluating the appropriateness of discount rates used by management in the fair value model. We performed independent mathematical accuracy tests of the Company's fair value model.

/s/ Haskell & White LLP
HASKELL & WHITE LLP

We have served as the Company's auditor since 2023.

Irvine, California
March 25, 2026

KIORA PHARMACEUTICALS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 8,696,570	$ 3,792,322
Short-Term Investments	8,392,513	22,999,760
Prepaid Expenses and Other Current Assets	1,141,804	2,042,487
Collaboration Receivables	1,522,770	601,197
Tax and Other Receivables	1,793,459	270,246
Prepaid Collaboration Expenses	201,332	—
Total Current Assets	21,748,448	29,706,012
Non-Current Assets:		
Property and Equipment, Net	91,672	5,232
Restricted Cash	4,566	4,057
Intangible Assets and In-Process R&D, Net	2,063,100	6,687,100
Operating Lease Assets with Right-of-Use	285,827	57,170
Other Assets	59,687	24,913
Total Assets	$ 24,253,300	$ 36,484,484
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 1,060,306	$ 415,590
Accrued Expenses	2,406,731	4,588,657
Accrued Collaboration Credit	—	981,111
Operating Lease Liabilities	164,461	23,355
Total Current Liabilities	3,631,498	6,008,713
Non-Current Liabilities:		
Contingent Consideration	2,939,316	4,191,490
Deferred Tax Liability	102,152	490,690
Deferred Collaboration Revenue	1,250,000	—
Non-Current Operating Lease Liabilities	203,798	33,815
Total Non-Current Liabilities	4,495,266	4,715,995
Total Liabilities	8,126,764	10,724,708
Commitments and Contingencies (Note 12)		
Stockholders' Equity:		
Preferred Stock, $0.01 Par Value: 10,000,000 shares authorized at December 31, 2025 and 2024; 3,750 designated Series A, 0 shares issued and outstanding at December 31, 2025 and 2024; 10,000 designated Series B, 0 shares issued and outstanding at December 31, 2025 and 2024; 10,000 shares designated Series C, 0 shares issued and outstanding at December 31, 2025 and 2024; 20,000 shares designated Series D, 7 shares issued and outstanding at December 31, 2025 and 2024; 1,280 shares designated Series E, 0 shares issued and outstanding at December 31, 2025 and 2024; 3,908 shares designated Series F, 420 shares issued and outstanding at December 31, 2025 and 2024	4	4
Common Stock, $0.01 Par Value: 150,000,000 shares authorized at December 31, 2025 and 2024; 3,761,739 and 3,000,788 shares issued and outstanding at December 31, 2025 and 2024, respectively	275,289	267,679
Additional Paid-In Capital	170,314,656	169,156,374
Accumulated Deficit	(154,217,276)	(143,382,122)
Accumulated Other Comprehensive Loss	(246,137)	(282,159)
Total Stockholders' Equity	16,126,536	25,759,776
Total Liabilities and Stockholders' Equity	$ 24,253,300	$ 36,484,484

See Accompanying Notes to the Consolidated Financial Statements.

KIORA PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,	
	2025	2024
Revenue:		
Collaboration Revenue	$ —	$ 16,000,000
Grant Revenue	—	20,000
Total Revenue	—	16,020,000
Operating Expenses:		
General and Administrative	5,745,087	5,542,324
Research and Development	10,780,397	7,842,207
Collaboration Credits	(7,066,237)	(2,945,350)
In-Process R&D Impairment	4,624,000	2,008,000
Change in Fair Value of Contingent Consideration	(1,252,174)	(937,469)
Total Operating Expenses	12,831,073	11,509,712
Operating (Loss) Income Before Other Income (Expense), Net	(12,831,073)	4,510,288
Other Income, Net:		
Impairment of Intangible Assets	—	(104,167)
Loss on Disposal of Fixed Assets	—	(3,859)
Interest Income	894,002	1,252,849
Interest Expense	(19,960)	(21,446)
Other (Expense) Income, Net	(160,272)	26,073
Total Other Income, Net	713,770	1,149,450
(Loss) Income Before Income Tax Expense	(12,117,303)	5,659,738
Income Tax Benefit (Expense)	1,282,149	(2,065,005)
Net (Loss) Income	(10,835,154)	3,594,733
Net (Loss) Income Attributable to Common Shareholders	$ (10,835,154)	$ 3,594,733
Net (Loss) Income per Common Share - Basic	$ (2.60)	$ 0.93
Weighted Average Shares Outstanding - Basic	4,166,692	3,872,644
Net (Loss) Income per Common Share - Diluted	$ (2.64)	$ 0.87
Weighted Average Shares Outstanding - Diluted	4,103,873	4,125,075
Other Comprehensive (Loss) Income:		
Net (Loss) Income	$ (10,835,154)	$ 3,594,733
Unrealized (Loss) Gain on Marketable Securities	(20,073)	29,719
Foreign Currency Translation Adjustments	56,096	(129,077)
Comprehensive (Loss) Income	$ (10,799,131)	$ 3,495,375

See Accompanying Notes to the Consolidated Financial Statements.

F-5

KIORA PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2025

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2024	427	$ 4	3,000,788	$ 267,679	$169,156,374	$(143,382,122)	$ (282,159)	$ 25,759,776
Stock-Based Compensation	—	—	—	—	900,236	—	—	900,236
Issuance of Common Stock from Warrant Exercises	—	—	717,882	7,179	258,476	—	—	265,655
Issuance of Common Stock from Restricted Stock Awards	—	—	43,069	431	(431)	—	—	—
Unrealized Loss on Investments	—	—	—	—	—	—	(20,073)	(20,073)
Foreign Currency Translation Adjustment	—	—	—	—	—	—	56,096	56,096
Net Loss	—	—	—	—	—	(10,835,154)	—	(10,835,154)
Balance at December 31, 2025	427	$ 4	3,761,739	$ 275,289	$170,314,656	$(154,217,276)	$ (246,136)	$ 16,126,536

See Accompanying Notes to the Consolidated Financial Statements.

KIORA PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2024

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2023	427	$ 4	856,182	$ 77,078	$153,192,228	$(146,976,855)	$ (182,801)	$ 6,109,654
Stock-Based Compensation	—	—	—	—	656,593	—	—	656,593
Issuance of Common Stock and Warrants from Private Placement, Net of Offering Costs of $1.2 million	—	—	1,755,556	158,000	13,650,816	—	—	13,808,816
Adjustments Due to the Rounding Impact from the Reverse Stock Split for Fractional Shares	—	—	(385)	—	—	—	—	—
Issuance of Shares of Common Stock from Warrant Exercises	—	—	358,831	32,295	1,657,043	—	—	1,689,338
Issuance of Common Stock from Restricted Stock Awards	—	—	30,604	306	(306)	—	—	—
Unrealized Gain on Marketable Securities	—	—	—	—	—	—	29,719	29,719
Foreign Currency Translation Adjustment	—	—	—	—	—	—	(129,077)	(129,077)
Net Income	—	—	—	—	—	3,594,733	—	3,594,733
Balance at December 31, 2024	427	$ 4	3,000,788	$ 267,679	$169,156,374	$(143,382,122)	$ (282,159)	$ 25,759,776

See Accompanying Notes to the Consolidated Financial Statements.

KIORA PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2025	2024
Operating Activities		
Net (Loss) Income	$ (10,835,154)	$ 3,594,733
Adjustments to Reconcile Net (Loss) Income to Net Cash (Used in) Provided by Operating Activities:		
Depreciation and Amortization	24,801	19,205
Impairment of Intangible Assets	—	104,167
Reduction of Right-of-Use Assets	186,277	46,500
Stock-Based Compensation	900,236	656,593
Impairment of In-Process R&D	4,624,000	2,008,000
Change in Fair Value of Contingent Consideration	(1,252,174)	(937,469)
Accretion of Discount on Marketable Securities	(112,305)	(283,474)
Change in Accrued Interest on Marketable Securities	164,534	(25,811)
Net Realized Gain on Marketable Securities	(2,371)	(4,519)
Change in Unrealized Gain on Cash Equivalents	(119)	119
Deferred Taxes	(388,538)	(288,750)
Loss on Disposal of Assets	—	3,760
Changes in Operating Assets and Liabilities:		
Prepaid Expenses and Other Current Assets	419,736	(1,823,897)
Collaboration Receivables	(921,573)	(601,197)
Tax and Other Receivables	(1,493,270)	1,634,464
Other Assets	(34,172)	15,231
Accounts Payable	1,124,928	226,119
Accrued Expenses	(2,337,649)	3,280,730
Accrued Collaboration Credit	(1,174,518)	981,111
Operating Lease Liabilities	(103,845)	(46,500)
Deferred Collaboration Revenue	1,250,000	—
Net Cash (Used in) Provided by Operating Activities	(9,961,176)	8,559,115
Investing Activities:		
Purchases of Property and Equipment	(110,789)	(6,256)
Purchases of Marketable Securities	(8,175,851)	(35,632,375)
Sales of Marketable Securities	305,000	1,338,256
Maturities of Marketable Securities	22,408,285	11,637,764
Net Cash Provided by (Used in) Investing Activities	14,426,645	(22,662,611)
Financing Activities:		
Gross Proceeds from Private Placement	—	14,998,865
Issuance Costs for Private Placement	—	(1,190,049)
Exercise of Warrants	265,655	1,689,339
Proceeds from Line of Credit	2,750,000	—
Repayments of Line of Credit	(2,750,000)	—
Net Cash Provided by Financing Activities	265,655	15,498,155
Effect of Exchange Rate Changes on Cash	173,634	(57,231)
Net Increase in Cash and Cash Equivalents	4,904,758	1,337,428
Cash and Cash Equivalents, Including Restricted Cash, Beginning of Year	3,796,379	2,458,951
Cash and Cash Equivalents, Including Restricted Cash, End of Year	$ 8,701,137	$ 3,796,379
Supplemental Disclosures of Noncash Operating and Financing Activities:		
Creation of Right-of-Use Assets and Related Lease Liabilities	$ 336,507	$ —
Tenant Improvements Paid Directly by Lessor	$ 72,810	$ —
Grant of Restricted Stock Awards	$ 431	$ 306

See Accompanying Notes to the Consolidated Financial Statements.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

1. Business, Presentation and Recent Accounting Pronouncements

Business Overview

Kiora is a clinical-stage specialty pharmaceutical company developing and commercializing therapies for the treatment of ophthalmic diseases. On November 5, 2021, Kiora Pharmaceuticals, Inc. (formerly known as EyeGate Pharmaceuticals, Inc.) ("Kiora" or the "Company") filed with the Secretary of State of the State of Delaware, a Certificate of Ownership and Merger, merging its wholly-owned Delaware subsidiary, Kiora Pharmaceuticals, Inc., (incorporated in October 2021) into the Company and amending the Company's certificate of incorporation to change its name to "Kiora Pharmaceuticals, Inc." effective November 8, 2021.

KIO-301 is a product candidate with an initial focus on patients with later stages of disease progression due to Retinitis Pigmentosa (any and all sub-forms). KIO-301 is a potential vision-restoring small molecule that acts as a "photoswitch" specifically designed to restore vision in patients with inherited and age-related degenerative retinal diseases. The molecule is specifically designed to restore the eyes' ability to perceive and interpret light in visually impaired patients. It selectively enters viable downstream retinal ganglion cells (no longer receiving electrical input due to degenerated rods and cones) and is intended to turn them into light sensing cells, capable of signaling the brain as to the presence or absence of light. On March 17, 2022, the Company was granted Orphan Drug Designation from the U.S. FDA for the Active Pharmaceutical Ingredient ("API") in KIO-301. The Company initiated a Phase 1b clinical trial in the third quarter of 2022 and completed the last patient dosing of the initial trial in September 2023 with topline results announced in November 2023. In January 2024, the Company entered into a strategic development and commercialization agreement ("License Agreement") with Théa Open Innovation ("TOI"), a sister company of the global ophthalmic specialty company Laboratoires Théa ("Théa"). Under the agreement, Kiora granted TOI exclusive worldwide development and commercialization rights, excluding Asia, to KIO-301 for the treatment of degenerative retinal diseases. In exchange, Kiora received an up-front payment of $16 million; will be eligible to receive up to $285 million upon achievement of pre-specified clinical development, regulatory and commercial milestones; tiered royalties of up to low 20% on net sales; and reimbursement of all KIO-301 research and development expenses moving forward from the date of the execution of the License Agreement. In July 2024, the Company was granted Orphan Medicinal Product Designation by the European Medicines Agency for KIO-301 for the treatment of non-syndromic, rod-dominant retinal dystrophies, which includes diseases like retinitis pigmentosa, choroideremia, Stargardt disease and others. In September 2024, the European Medicines Agency expanded the Orphan Medicinal Product Designation to also include syndromic, rod-dominant retinal dystrophies that includes diseases like Usher's syndrome, which has non-ocular aspects of diseases in addition to retinal involvement. In October 2024, the Company, in collaboration with its partner TOI, announced that it received regulatory approval to initiate a Phase 2 clinical trial to investigate KIO-301 for vision restoration in patients with retinitis pigmentosa. The ABACUS-2 trial is a 36 patient, multi-center, double-masked, randomized, controlled, multiple dose study enrolling patients with ultra-low vision or no light perception regardless of their underlying gene mutation associated with retinitis pigmentosa. Dosing of the first patient with KIO-301 began in the first half of 2025 following validation of novel functional vision endpoints. These functional assessments may serve as approvable primary endpoints in subsequent registration studies in the United States, Europe and other major regions. KIO-301 (formerly known as B-203) was acquired through the Bayon Therapeutics, Inc. ("Bayon") transaction which closed October 21, 2021.

KIO-104 is a product candidate focused on patients with retinal inflammation due to diseases including Diabetic Macular Edema, Posterior Non-Infectious Uveitis and others. KIO-104 is a next-generation, non-steroidal, immunomodulatory and small-molecule inhibitor of Dihydroorotate Dehydrogenase ("DHODH") with what the Company believes to be best-in-class picomolar potency and a validated immune modulating mechanism designed to overcome the off-target side effects and safety issues associated with commercially available DHODH inhibitors. Clinical proof-of-concept of the potential for the active pharmaceutical ingredient in KIO-104 has been demonstrated in multiple non-clinical and clinical studies. This includes a first-in-human, open-label,

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Phase 1 clinical trial, which investigated the use of KIO-104 for treating Posterior Non-Infectious Uveitis. Results, which were reported in October 2022, showed that a single intravitreal injection of KIO-104 decreased intraocular inflammation in a dose-dependent fashion, and improved visual acuity significantly during the duration of the study. Further, KIO-104 reduced macular edema (swelling) which if unchecked, can lead to permanent vision loss. The drug was well tolerated, with no serious side effects on intraocular tissues or other serious adverse events observed. The Company received approval to initiate a Phase 2 clinical trial of KIO-104 in patients with retinal inflammation and began enrollment in the first half of 2025. KIO-104 (formerly known as PP-001 and containing the same Active Pharmaceutical Ingredient as KIO-101) was acquired through the acquisition of Panoptes Pharma Ges.m.b.H ("Panoptes") in the fourth quarter of 2020.

In addition, the Company has one anterior segment asset, KIO-101 for patients with Ocular Presentation of Rheumatoid Arthritis. KIO-101 is an eye drop formulation containing the same Active Pharmaceutical Ingredient as KIO-104. The Company reported data from a Phase 1b proof-of-concept ("POC") study evaluating KIO-101 in patients with ocular surface inflammation in Q4 2021. The asset is available to partner to complete the development and potential commercialization of this program.

Since its inception, Kiora has devoted substantially all of its efforts to business planning, research and development, and raising capital.

Liquidity and Capital Resources

At December 31, 2025, the Company had unrestricted Cash and Cash Equivalents of $8.7 million, Short-Term Investments of $8.4 million and an Accumulated Deficit of $154.2 million. Kiora has incurred losses and negative cash flows since inception, and future losses are anticipated. However, Management believes that the Company's capital resources as of December 31, 2025 will be sufficient to fund the Company's planned operations into late 2027.

Reverse Stock Split

On June 6, 2024, the Company filed a Certificate of Amendment to its Restated Certificate of Incorporation (the "Amendment") with the Secretary of State of the State of Delaware to effect a one-for-nine ("1-for-9") reverse stock split of its outstanding common stock. The Amendment was approved by the Company's stockholders at the Company's 2024 Annual Meeting of Stockholders held on May 1, 2024, and by the Company's board of directors. The amendment became effective on June 11, 2024, the effective date of the reverse stock split.

The reverse stock split proportionally adjusted all shares of the Company's common stock outstanding and shares of common stock underlying outstanding options and warrants immediately prior to the effective date of the Amendment. As a result of the reverse stock split, proportionate adjustments were made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all warrants, stock options, and restricted stock awards issued by the Company and outstanding immediately prior to the effective date of the Amendment, which resulted in a proportionate decrease in the number of shares of the Company's common stock reserved for issuance upon exercise or vesting of such warrants, stock options, and restricted stock awards, and, in the case of warrants and stock options, a proportionate increase in the exercise price of all such warrants and stock options. In addition, the number of shares reserved for issuance under the Company's equity compensation plans immediately prior to the effective date of the Amendment was reduced proportionately. The reverse stock split did not affect the number of shares or par value of common stock authorized for issuance under the Company's Restated Certificate of Incorporation, which remained at 150,000,000 shares.

No fractional shares were issued as a result of the reverse stock split. Stockholders of record who would otherwise have been entitled to receive a fractional share received a cash payment in lieu thereof. The reverse stock split affected all stockholders proportionately and did not affect any stockholder's percentage ownership of the Company's common stock (except to the extent that the reverse stock split results in stockholders owning

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

fractional shares). As a result of the reverse stock split, the number of the Company's outstanding shares of common stock as of June 11, 2024 decreased from 26,735,116 (pre-split) shares to 2,970,545 (post-split) shares.

All share and per share amounts in the accompanying financial statements and related footnotes have been adjusted retroactively to reflect the reverse stock split as if it had occurred at the beginning of the earliest period presented. While the number of warrants outstanding did not change, the underlying shares did and are presented reflecting the split. The Company's common stock began trading on The Nasdaq Capital Market on a split-adjusted basis when the market opened on June 11, 2024.

Adoption of Accounting Standards

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 is effective for public entities with annual periods beginning after December 15, 2024, with early adoption permitted. The Company adopted the ASU prospectively for the period ended December 31, 2025, the effect being only related to our disclosures with no impact on our results of operations or financial condition.

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. The new standard requires a company to disclose incremental segment information on an annual and interim basis, including significant segment expenses and measures of profit or loss that are regularly provided to the chief operating decision maker (CODM). The standard is effective for us beginning in fiscal year 2024 and interim periods within fiscal year 2025, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of ASU 2023-07 did not have a material effect on the Company (see Note 14).

Accounting Standards Pending Adoption

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses ("ASU 2024-03"). The guidance in ASU 2024-03 requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense captions. The standard is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Upon adoption, ASU 2024-03 may be applied prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of ASU 2024-03 may have on its disclosures in its consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, Jade Therapeutics, Inc. ("Jade"), Kiora Pharmaceuticals, GmbH ("Kiora GmbH") (formerly known as Panoptes Pharma Ges.m.b.H or "Panoptes") (effective December 18, 2020 when the Company acquired all of the capital stock of Panoptes), Bayon Therapeutics, Inc. ("Bayon") (effective October 21, 2021 when the Company acquired all of the capital stock of Bayon), and Kiora Pharmaceuticals Pty Ltd ("Kiora Pty") (formerly known as Bayon Therapeutics Pty Ltd), collectively referred to as "the Company". All inter-company balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of expenses during the reporting periods. The Company makes significant estimates and assumptions in recording the accruals for the Company's clinical trial and research activities, conducting impairment reviews of in-process research and development ("IPR&D"), stock-based compensation, assumptions used to value warrants including warrant modifications and inducements, and contingent considerations payable. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Although the Company monitors and regularly assesses these estimates, actual results could differ significantly from these estimates. The Company records changes in estimates in the period that it becomes aware of the change.

Foreign Currency Translation

Operations of Kiora GmbH are conducted in euros, which represent its functional currency. Operations of Kiora Pty are conducted in Australian dollars, which represent its functional currency. Balance sheet accounts of such subsidiaries were translated into U.S. dollars at the exchange rate in effect at the balance sheet date and income statement accounts were translated to the average rate of exchange prevailing during the period. Translation adjustments resulting from this process, are included in accumulated other comprehensive loss on the consolidated balance sheets and a component of other comprehensive income (loss) on the consolidated statements of operations and comprehensive income (loss).

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less when acquired that are not restricted as to withdrawal, to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. The Company invests its cash in either U.S. government or treasury money market funds with maturities of 90 days or less.

Restricted Cash

At December 31, 2025 and 2024, the Company has classified $4.6 thousand and $4.1 thousand as restricted cash, respectively. Non-current restricted cash consists of deposits with financial institutions for corporate credit cards.

Short-Term Investments

Short-term investments primarily consist of treasuries, corporate debt securities, and government and agency securities. The Company has classified these investments as available-for-sale securities, as the sale of such investments may be required prior to maturity to implement management strategies, and therefore has classified all investments with maturity dates beyond three months at the date of purchase as current assets in the accompanying audited consolidated balance sheets. Any premium or discount arising at purchase is amortized and/or accreted to interest income as an adjustment to yield using the straight-line method over the life of the instrument. Investments are reported at their estimated fair value. Unrealized gains and losses are included in accumulated other comprehensive income (loss) as a component of stockholders' equity until realized.

Allowance for Credit Losses

For available-for-sale securities in an unrealized loss position, the Company first assesses whether it intends to sell, or if it is more likely than not that it will be required to sell, the security before recovery of its amortized cost

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through earnings. For available-for-sale securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the severity of the impairment, any changes in interest rates, market conditions, changes to the underlying credit ratings and forecasted recovery, among other factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in interest income through an allowance account. Any impairment that has not been recorded through an allowance for credit losses is included in other comprehensive income (loss) on the consolidated balance sheets.

The Company excludes the applicable accrued interest from both the fair value and amortized cost basis of available-for-sale securities for purposes of identifying and measuring an impairment. Accrued interest receivable on investment securities is recorded within prepaid expenses and other current assets on the consolidated balance sheets. The Company's accounting policy is to not measure an allowance for credit loss for accrued interest receivable and to write-off any uncollectible accrued interest receivable as a reversal of interest income in a timely manner, which is considered to be in the period in which it is determined the accrued interest will not be collected.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided for on a straight-line basis over the estimated useful life of 2 to 5 years for all assets. Maintenance and repair costs are expensed as incurred. The Company reviews its property and equipment whenever events or changes in circumstances indicate that the carrying value of certain assets might not be recoverable and recognizes an impairment loss when it is probable that the estimated cash flows are less than the carrying value of the asset.

Impairment of Long-Lived Assets

The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of and considers whether long-lived assets held for use have been impaired whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable, or that the period of their recovery may have changed. Management makes significant estimates and assumptions regarding future sales, cost trends, productivity and market maturity in order to test for impairment. Management reports those long-lived assets to be disposed of and assets held for sale at the lower of carrying amount or fair value less cost to sell. Based on current facts, estimates and assumptions, management believes that no assets are impaired at December 31, 2025. There is no assurance that management's estimates and assumptions will not change in future periods.

Revenue Recognition

In accordance with FASB's Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, it performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applies the five-step model to contracts when it determines that it is probable it will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations, and assesses

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

In a contract with multiple performance obligations, we must develop estimates and assumptions that require judgment to determine the underlying stand-alone selling price for each distinct performance obligation which determines how the transaction price is allocated among the performance obligations. The estimation of the stand-alone selling price(s) may include estimates regarding forecasted revenues or costs, development timelines, discount rates, and probabilities of technical and regulatory success. The Company evaluates each performance obligation to determine if it can be satisfied at a point in time or over time. Any change made to estimated progress towards completion of a performance obligation and, therefore, revenue recognized will be recorded as a change in estimate. In addition, variable consideration must be evaluated to determine if it is constrained and, therefore, excluded from the transaction price.

Amounts received prior to satisfying the revenue recognition criteria are recognized as deferred revenue in the Company's balance sheet. Amounts expected to be recognized as revenue within the twelve months following the balance sheet date are classified as the current portion of deferred revenue. Amounts not expected to be recognized as revenue within the twelve months following the balance sheet date are classified as deferred revenue, net of current portion. As of December 31, 2025, the Company had a deferred revenue balance of $1.25 million related to the upfront option fee from Senju Pharmaceutical Co., Ltd ("Senju").

Collaboration Revenue

If a license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in a contract, the Company recognizes revenues from the transaction price allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from the allocated transaction price. The Company evaluates the measure of progress at each reporting period and, if necessary, adjusts the measure of performance and related revenue or expense recognition as a change in estimate.

At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered probable of being reached. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company's or a collaboration partner's control, such as regulatory approvals, are generally not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of milestones that are within the Company's or a collaboration partner's control, such as operational development milestones and any related constraint, and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which will affect collaboration revenues and earnings in the period of adjustment. Revisions to the Company's estimate of the transaction price may also result in negative collaboration revenues and earnings in the period of adjustment.

For arrangements that include sales-based royalties, including commercial milestone payments based on the level of sales, and a license is deemed to be the predominant item to which the royalties relate, the Company will recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied, or partially satisfied.

In January 2024, the Company entered into a strategic development and commercialization agreement ("License Agreement") with Théa Open Innovation ("TOI"), a sister company of the global ophthalmic specialty company Laboratoires Théa ("Théa"). Under the agreement, the Company granted TOI exclusive worldwide

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

development and commercialization rights, excluding certain countries in Asia, to KIO-301 for the treatment of degenerative retinal diseases (the "License"). The Company concluded that the Licensing Agreement contains one material performance obligation, the License. The transaction price includes the up-front, non-refundable payment of $16.0 million (the "License Access Fee"). The Company did not include any development or regulatory milestones in the transaction price because it is probable that changes in the estimate of receiving those milestones would result in significant reversals of cumulative revenue in future periods, due to the inherent risks and uncertainties in the drug development process. The sales-based milestones and royalties are not included in the transaction price per ASC 606-10-32-11 and ASC 606-10-55-65. There is no financing component in the License Agreement.

The initial transaction price will be allocated to the one performance obligation identified (i.e., the License), which was transferred to TOI at the execution of the License Agreement and the entire $16.0 million transaction price was recognized in the first quarter of 2024 upon the satisfaction of the license performance obligation. Variable components of consideration related to development and regulatory milestones, commercial milestones, and royalties will be allocated to the transaction price if and when they occur. When it is probable that including milestones in the transaction price will not result in significant reversals of cumulative revenue in future periods, the Company will recognize the revenue for the milestones immediately since the license performance obligation to which the milestones relate has already been fully satisfied when the change in estimate of the variable consideration occurs. Since the reimbursement for the development activities clearly relates to those activities and are accounted for under ASC 808, the Company will recognize those amounts that are due from TOI as contra-R&D expense.

The License Access Fee was earned at a point in time (first quarter of 2024) and, as a result, the associated contract costs specifically, sublicense fees, were expensed at the same point in time (first quarter of 2024). All further revenue sources that may lead to sublicense fee payments will not be recognized until earned. As such, sublicense fees will be expensed in the same period as the revenue of the respective milestone or royalties are earned.

In May 2025, the Company entered into an exclusive option agreement (the "Option Agreement") with Senju. Under the agreement, the Company granted Senju an exclusive option to obtain a license to the development and commercialization rights of KIO-301 for the treatment of ophthalmic diseases in certain key countries in Asia, including Japan and China. The Company concluded that the Option Agreement contains two material performance obligations, the Option and the future License. The Option was deemed a material right per ASC 606 and therefore a separate performance obligation. However, the Company also determined that the Option performance obligation is not capable of being distinct because it is interrelated to the future License Agreement. There is no financing component in the Option Agreement.

The Option Agreement provides for a nonrefundable upfront payment of $1.25 million, which has been deferred and recorded the consideration as a contract liability within the deferred collaboration revenue on the condensed consolidated balance sheet. Revenue associated with the option fee will be recognized at the earlier of the exercise of the option or expiration of the option term.

Similarly, the associated contract costs specifically, sublicense fees, will be included in prepaid expenses and expensed when incurred, at the earlier of the exercise or expiration of the option.

See Note 12 to the consolidated financial statements for additional information.

Collaboration Agreements

The Company has entered into a research agreement that falls under the scope of ASC 808, Collaborative Arrangements. Reimbursements from a collaboration partner are recorded as a reduction to research and development expense in the consolidated statements of operations and comprehensive income (loss). Similarly,

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

amounts that are owed to a collaboration partner are recognized as research and development expense in the consolidated statements of operations and comprehensive income (loss).

Research and Development Expenses

The Company expenses research and development ("R&D") expenditures as incurred. R&D expenses are comprised of costs incurred in performing R&D activities, including salaries, benefits, facilities, research-related overhead, sponsored research costs, contracted services, license fees, and other external costs. Because the Company believes that, under its current process for developing its products, the viability of the products is essentially concurrent with the establishment of technological feasibility, no costs have been capitalized to date.

In-Process Research and Development

The Company records in-process R&D projects acquired in asset acquisitions that have not reached technological feasibility and which have no alternative future use. For in-process R&D projects acquired in business combinations, the Company capitalizes the in-process R&D project as an indefinite-lived intangible asset and evaluates this asset annually for impairment until the R&D process has been completed. Once the R&D process is complete, the Company amortizes the R&D asset over its remaining useful life. The Company performed an annual evaluation of its indefinite-lived intangible assets for impairment as of August 31, 2025 and 2024 with a quantitative analysis. In connection with its analysis, there was no indication of impairment at August 31, 2025. The Company recognized an impairment of $2.0 million as of August 31, 2024 due to the strategic decision to cease the continued development of KIO-201. The Company performed an updated qualitative analysis for impairment as of December 31, 2024, and based on this analysis, the fair value of the remaining products was greater than their carrying value. As of December 31, 2025 the Company elected to move its measurement date to December 31, and performed an updated quantitative analysis which due to the necessity for market capitalization reconciliation and completely independent of asset performance, indicated an impairment of $4.6 million. Management believes this was directly related to the decline in the Company's stock price from August 31, 2025 to December 31, 2025 and corresponding market capitalization during this period. There were no adverse changes in clinical progress, development timelines, probability of technical success, or projected cash flows for the KIO-104 program. At December 31, 2025 and 2024, there is $2.1 million and $6.7 million, respectively, of in-process R&D as part of intangible assets and in-process R&D, net on the consolidated balance sheets.

Accrued Clinical Expenses

As part of the Company's process of preparing the consolidated financial statements, the Company is required to estimate its accrued expenses. This process includes reviewing open contracts and purchase orders, communicating with its applicable personnel to identify services that have been performed on its behalf and estimating the level of service performed and the associated costs incurred for the service when the Company has not yet been invoiced or otherwise notified of actual costs. The majority of the Company's service providers invoice monthly in arrears for services performed. The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known at the time. The Company periodically confirms the accuracy of these estimates with the service providers and makes adjustments if necessary.

Business Segment and Geographical Information

The Company identifies operating segments as components of the enterprise for which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages its business as fully integrated and operating in one business segment and three geographic areas. The Company's singular focus is developing innovative ophthalmic pharmaceutical products.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Income Taxes

During the fourth quarter of 2024, the Company recorded an adjustment to its income tax provision based on new information obtained from the completion of complex tax analyses, specifically a Section 382 study to assess the availability of historical net operating losses (NOLs) and a transfer pricing analysis. These analyses provided additional insight into the Company's tax position and were necessary to accurately determine the tax liability.

Under Accounting Standards Codification (ASC) 250, Accounting Changes and Error Corrections, changes in accounting estimates are accounted for prospectively. As the adjustment resulted from new information that was not reasonably knowable at prior reporting dates and required specialized technical expertise, the Company has determined that the change constitutes a change in estimate rather than a correction of an error.

As a result, the Company recognized an increase in its tax liability of $2.3 million in the fourth quarter of 2024. This change in estimate is reflected in the Company's consolidated financial statements for the year ended December 31, 2024.

The Company will record a deferred income tax asset and liability for the expected future income tax consequences of events that have been recognized in the Company's consolidated financial statements and income tax returns. The Company will record a deferred income tax asset and liability based on differences between the financial statement carrying, or "book", amounts of assets and liabilities, and the tax bases of the assets and liabilities using the enacted income tax regulations in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred income tax asset will be recorded if, based on the weight of available evidence, it is more likely than not that some or all of the deferred income tax assets will not be realized. As of December 31, 2025 and 2024, all of the Company's net deferred income tax assets were subject to a full valuation allowance. For the years ended December 31, 2025 and 2024, the Company has income tax (benefit) expense of $(1.3) million and $2.1 million, respectively.

The Company recognizes the impact of an uncertain income tax position in the financial statements if it believes that the position is more likely than not to be sustained by the relevant taxing authority. As of December 31, 2025 the Company had unrecognized uncertain tax benefits of $34.0 thousand. As of December 31, 2024 the Company had no unrecognized uncertain income tax positions.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA or the Act) was signed into law. The Act reinstates and makes permanent 100% first-year bonus depreciation under Section 168(k) for qualified property acquired and placed in service after January 19, 2025. Additionally, the Act allows current expensing of domestic research and experimental expenditures (R&E) starting in 2025 and provides special retroactive relief for "small business taxpayers". The Company deducted the unamortized R&E expenditures as of December 31, 2024 on its 2024 tax return, resulting in no change in the Company's effective tax rate due to the full valuation allowance; however, the deduction did result in a reduction in the cash tax liability for 2024. The Company has reflected the effects of the Act in its income tax provision in accordance with ASC 740 and there was no material impact.

Warrants

The Company classifies warrants to purchase shares of its common stock as a liability on its consolidated balance sheets when the warrant is a free-standing financial instrument that may require the Company to transfer cash consideration upon exercise and that cash transfer event would be out of the Company's control. Such a "warrant liability" is initially recorded at fair value on date of grant using the Black-Scholes model, and it is subsequently re-measured to fair value at each subsequent balance sheet date. Changes in the fair value of the warrant are recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive (loss) income. The Company will adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant or meeting the requirements to be reclassified to equity.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

For warrants that do not meet the criteria of a liability warrant and are classified on the Company's consolidated balance sheets as equity instruments, the Company uses the Black-Scholes model to measure the value of the warrants at issuance and then applies the relative fair-value of the equity transaction between common stock, preferred stock and warrants. Common stock and equity-classified warrants each are considered permanent equity.

Refunds for Research and Development

Kiora, through its Kiora GmbH and Kiora Pty Ltd. subsidiaries, is eligible to receive certain refundable tax incentives associated with its research and development expenses in Austria and Australia. These refunds are realized in the form of a cash payment when received, following the incurred R&D expenses. The Company records the refundable payment as a tax receivable and a reduction in expense in the period in which the R&D expenses are incurred. As of December 31, 2025 and 2024, the Company has a R&D tax receivable of $0.7 million and $0.2 million, respectively.

Concentration of Credit Risk and Off-Balance-Sheet Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company invests cash in accredited financial institutions and cash equivalents in widely held money market funds. Consequently, such funds are subject to minimal credit risk.

The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in stockholders' equity during a period from transactions and other events and circumstances from non-owner sources. The foreign currency translation adjustments and the unrealized gain (loss) on marketable securities are the Company's only components of other comprehensive income (loss).

Stock-Based Compensation

Stock-based compensation represents the cost related to stock-based awards granted to employees and others. The Company measures stock-based compensation cost to employees and non-employees at grant date, based on the estimated fair value of the award. Compensation cost for employee awards is recognized as expense on a straight-line basis over the employee requisite service period. The Company estimates the fair value of stock options using the Black-Scholes valuation model. The Company recorded compensation expense for non-employee awards with graded vesting using the accelerated expense attribution method. The Company's policy is to record forfeitures as they occur.

Net Income (Loss) per Share – Basic and Diluted

Basic and diluted net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period, which, for basic net income (loss) per share, does not include the weighted-average unvested restricted common stock that has been issued but is subject to forfeiture of 70,985 shares for year ended December 31, 2025 and 46,697 shares for the year ended December 31, 2024.

Dilutive common equivalent shares consist of stock options, warrants, and preferred stock and are calculated using the treasury stock method, which assumes the repurchase of common shares at the average market price during the period. Under the treasury stock method, options and warrants will have a dilutive effect when the average price of common stock during the period exceeds the exercise price of options or warrants. Common

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

equivalent shares do not qualify as participating securities. In periods where the Company records a net loss, unvested restricted common stock and potential common stock equivalents are not included in the calculation of diluted net income (loss) per share as their effect would be anti-dilutive. All shares of Common Stock that may potentially be issued in the future are as follows:

	Year Ended December 31,	
	2025	**2024**
Common Stock Warrants, Excluding Pre-funded Warrants	6,671,570	7,389,523
Employee Stock Options	418,154	161,303
Unvested Restricted Common Stock	70,985	46,697
Preferred Stock, as Converted into Common Stock	42,426	42,426
Common Stock Reserved for Future Issuance	270,892	450,815
Total Shares of Common Stock Issuable	7,474,027	8,090,764

Related-Party Transactions

During the year ended December 31, 2025 and 2024, the Company did not enter into any significant related-party transactions.

Fair Value Measurements

Fair value accounting is applied to all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). As of December 31, 2025 and 2024, the carrying amounts of cash equivalents, short-term investments, receivables, accounts payable, and accrued liabilities approximated their fair values due to their relatively short maturities.

Assets and liabilities recorded at fair value on a recurring basis on the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 - Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted prices in active markets included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table summarizes the Company's financial instruments measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

		Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
				Fair Value Measurements at Reporting Date Using				
As of December 31, 2025								
Cash Equivalents:								
Money Market Funds	$	6,797,446	$	6,797,446	$	—	$	—
Total Cash Equivalents Measured at Fair Value	$	6,797,446	$	6,797,446	$	—	$	—
Short-term Investments:								
Government Agency Securities	$	5,176,040	$	—	$	5,176,040	$	—
Corporate Debt Securities		3,216,473		—		3,216,473		—
Total Short-term Investments Measured at Fair Value	$	8,392,513	$	—	$	8,392,513	$	—
Total Assets Measured at Fair Value	$	15,189,959	$	6,797,446	$	8,392,513	$	—

		Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
				Fair Value Measurements at Reporting Date Using				
As of December 31, 2024								
Cash Equivalents:								
Money Market Funds	$	562,604	$	562,604	$	—	$	—
US Treasury Securities		691,917		—		691,917		—
Total Cash Equivalents Measured at Fair Value	$	1,254,521	$	562,604	$	691,917	$	—
Short-term Investments:								
US Treasury Securities	$	92,314	$	—	$	92,314	$	—
Government Agency Securities		18,540,550		—		18,540,550		—
Corporate Debt Securities		4,062,673		—		4,062,673		—
Asset Backed Securities		304,223		—		304,223		—
Total Short-term Investments Measured at Fair Value	$	22,999,760	$	—	$	22,999,760	$	—
Total Assets Measured at Fair Value	$	24,254,281	$	562,604	$	23,691,677	$	—

The Company's in-process R&D is measured at fair value on a nonrecurring basis using unobservable Level 3 inputs. As of December 31, 2025 and 2024, the in-process R&D balance was $2.1 million and $6.7 million, respectively.

In connection with historical acquisitions, additional consideration may be owed by the Company related to the achievement of certain milestones and such contingent consideration payments are required by U.S. GAAP to

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

be presented at fair value. The following table provides information for liabilities measured at fair value on a recurring basis using Level 3 inputs:

	December 31, 2025	December 31, 2024
Contingent Consideration:		
Non-current	$ 2,939,316	$ 4,191,490
Total Contingent Consideration	$ 2,939,316	$ 4,191,490

3. Fair Value

Short-term Investments

The following table summarizes short-term investments as of December 31, 2025:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Government Agency Securities	$ 5,171,407	$ 4,633	$ —	$ 5,176,040
Corporate Debt Securities	3,211,460	5,013	(1)	3,216,473
Total Short-term Investments	$ 8,382,867	$ 9,646	$ (1)	$ 8,392,513

The following table summarizes the maturities of the Company's short-term investments at December 31, 2025:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 8,382,867	$ 8,392,513
Total Short-term Investments	$ 8,382,867	$ 8,392,513

The following table shows the Company's available-for-sale investments' gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31, 2025:

	Less than 12 months		
	Count	Fair Value	Unrealized Losses
Corporate Debt Securities	1	$ 76,056	$ (1)
Total	1	$ 76,056	$ (1)

The following table summarizes short-term investments as of December 31, 2024:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
US Treasuries	$ 92,273	$ 40	$ —	$ 92,313
Government Agency Securities	18,517,164	28,008	(4,621)	18,540,551
Corporate Debt Securities	4,058,879	5,901	(2,107)	4,062,673
Asset Backed Securities	301,844	2,379	—	304,223
Total Short-term Investments	$ 22,970,160	$ 36,328	$ (6,728)	$ 22,999,760

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The following table summarizes the maturities of the Company's short-term investments at December 31, 2024:

	Amortized Cost		Estimated Fair Value	
Due in one year or less	$	21,659,580	$	21,688,074
Due in one to five years		1,310,580		1,311,686
Total Short-term Investments	$	22,970,160	$	22,999,760

The following table shows the Company's available-for-sale investments' gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31, 2024:

	Less than 12 months				
	Count		Fair Value		Unrealized Losses
Government Agency Securities	4	$	3,369,962	$	(4,621)
Corporate Debt Securities	9		801,149		(2,107)
Total	13	$	4,171,111	$	(6,728)

The Company reviews its investments each quarter to identify and evaluate investments that have an indication of possible other-than-temporary impairment. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the cost basis, any changes to the underlying credit risk of the investment, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The unrealized losses in the Company's investments were caused by changes in interest rates resulting from changing economic conditions, and not from a decline in credit of their underlying issuers. The Company may be required to sell these investments prior to maturity to implement management strategies, however, it is not likely that the Company will sell these investments before recovery of their amortized cost basis. As such, the Company has classified these losses as temporary in nature.

Contingent Consideration

Each period the Company revalues its contingent consideration obligations associated with business acquisitions to their fair value. The estimate of the fair value of contingent consideration is determined by applying probability of success, discount rate, and updated timing of the payment. The outstanding payments relate to obligation from acquisitions made by the Company. Below is the list of obligations for each relevant transaction as of December 31, 2025 as follows:

Acquisition	Milestone Achievement Condition	Contingent Consideration Payable	
Bayon	KIO-301		
	Successful completion of Phase 2	$	1.0 million
	Successful completion of Phase 3	$	4.0 million
	FDA approval	$	1.7 million
Panoptes	KIO-104		
	Beginning of Phase 3	$	4.8 million
	FDA approval	$	4.8 million

Changes in the fair value of contingent consideration are included within "Operating Expenses" in the Company's consolidated statements of operations and comprehensive income (loss). Below are the status of each transaction's contingent consideration:

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Bayon: The Bayon acquisition closed on October 21, 2021. As of December 31, 2024, the Company recorded contingent consideration of $2.2 million. During the year ended December 31, 2025, the Company recorded a decrease in estimated fair value of $0.9 million. The estimated fair value of contingent consideration as of December 31, 2025 was $1.2 million.

Panoptes: The Panoptes transaction closed December 18, 2020. As of December 31, 2024, the Company recorded contingent consideration of $2.0 million. During the year ended December 31, 2025, the Company recorded a decrease in estimated fair value of $0.3 million. The estimated fair value of contingent consideration as of December 31, 2025 was $1.7 million.

Jade: During the year ended December 31, 2024, the Company fully reduced the contingent consideration liability related to KIO-201 of approximately $0.8 million as a result of the strategic decision to cease continued development or partnership leading to commercialization. As of December 31, 2024, the fair value of contingent consideration for this acquisition was zero.

The Company initially values contingent consideration related to business combinations using a probability-weighted calculation of potential payment scenarios discounted at rates reflective of the risks associated with the expected future cash flows for certain milestones. Key assumptions used to estimate the fair value of contingent consideration include projected financial information, market data and the probability and timing of achieving the specific targets as discussed above. After the initial valuation, the Company generally uses its best estimate to measure contingent consideration at each subsequent reporting period using the following unobservable Level 3 inputs:

	Valuation Technique	Unobservable Inputs	December 31, 2025	December 31, 2024
	Discounted cash flow	Payment discount rate	14.3%	15.1%
Bayon		Payment period	2027 - 2030	2027 - 2029
Panoptes		Payment period	2029 - 2031	2027 - 2028
Bayon		Probability of Success for milestones	25% - 45%	48% - 77%
Panoptes		Probability of Success for milestones	30% - 33%	30% - 33%

Significant changes in these assumptions could result in a significantly higher or lower fair value. The contingent consideration reported in the above table is adjusted quarterly based upon the passage of time or the anticipated success or failure of achieving certain milestones. The decrease in contingent consideration of $1.3 million as of December 31, 2025 was primarily driven by an increased discount period and changes to the development plan which lowered the probability of success to align with a focus initially on a single indication for KIO-301. This reduced probability of success is solely based on the strategic shift in the order in which indications are to be pursued and is completely independent of KIO-301's potential pathway to approval in retinitis pigmentosa. The decrease was recorded as a change in fair value of contingent consideration of $(1.3) million within the consolidated statements of operations and comprehensive income (loss).

At December 31, 2025 and 2024, the Company had no other assets or liabilities that are subject to fair value methodology and estimation in accordance with U.S. GAAP.

In-process R&D

The Company records in-process R&D projects acquired in asset acquisitions that have not reached technological feasibility and which have no alternative future use. For in-process R&D projects acquired in business combinations, the Company capitalizes the in-process R&D project as an indefinite-lived intangible

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

asset and evaluates this asset annually for impairment until the R&D process has been completed. Once the R&D process is complete, the Company amortizes the R&D asset over its remaining useful life.

ASC 350 allows an entity to first assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not (that is, a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. If it is more likely than not that the asset is impaired, the entity must calculate the fair value of the asset and record an impairment charge if the carrying amount exceeds fair value. If an entity concludes that it is not more likely than not that the asset is impaired, no further action is required. An indefinite-lived intangible asset should be tested for impairment if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. If such events or changes have occurred, a quantitative assessment is required.

If an entity bypasses the qualitative assessment or determines from its qualitative assessment that an indefinite-lived intangible asset is more likely than not impaired, a quantitative impairment test should be performed. The quantitative impairment test compares the fair value of an indefinite-lived intangible asset with the asset's carrying amount. If the fair value of the indefinite-lived intangible asset is less than the carrying amount, an impairment loss should be recognized in an amount equal to the difference in accordance with ASC 350-30-35-19.

The Company values in-process R&D related to asset acquisitions using the Income Approach which measures the value of an asset by the present value of its future economic benefits. These benefits can include earnings, cost savings, tax deductions, or proceeds from its disposition. Value indications are developed by discounting expected cash flows at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. The selected discount rate is the Company's weighted average cost of capital ("WACC"), which provides an expected rate of return based on the Company's capital structure, market capitalization reconciliation, the required yield on the Company's equity, and the required yield on the interest-bearing debt of which there is currently none.

Management completed, with the assistance of a third party valuation firm, a quantitative assessment of in-process R&D as of December 31, 2025 and previously as of August 31, 2025 and 2024, the Company's historical annual impairment test date, which includes the following unobservable Level 3 inputs:

	Valuation Technique	Unobservable Inputs	December 31, 2025	December 31, 2024
	Multi-Period Excess Earnings Method	Payment discount rate	39.5%	43.0%
KIO-104		Probability of success for next development phase	17% to 36%	17% to 36%
KIO-301		Probability of success for next development phase	23% to 43%	23% to 43%

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31,	
	2025	2024
Prepaid Research and Development	$ 841,723	$ 1,814,796
Prepaid General and Administrative	211,501	131,550
Prepaid Insurance	88,580	96,141
Total Prepaid Expenses and Other Current Assets	$ 1,141,804	$ 2,042,487

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

5. Property and Equipment

Property and equipment at December 31, 2025 and 2024 consists of the following:

	Estimated Useful Life (Years)	2025	2024
Office Furniture	5	$ 6,795	$ 6,256
Leasehold Improvements	2	110,789	—
Total Property and Equipment, Gross		117,584	6,256
Less Accumulated Depreciation		25,912	1,024
Total Property and Equipment, Net		$ 91,672	$ 5,232

Depreciation expense was $25 thousand and $5 thousand for the years ended December 31, 2025 and 2024, respectively.

6. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2025	2024
Payroll and Benefits	$ 1,275,602	$ 1,169,618
Professional Fees	83,278	55,032
Clinical Trials	821,648	875,072
Income Tax	142,096	2,328,042
Other	84,107	160,893
Total Accrued Expenses	$ 2,406,731	$ 4,588,657

7. Intangible Assets and In-Process R&D

As of December 31, 2025 and 2024 there were no intangible assets.

Additionally, in-process R&D as of December 31, 2025 and 2024 consists of projects acquired from the acquisitions of Bayon and Panoptes that have not reached technological feasibility and which have no alternative future use. Once the R&D process is complete, the Company will amortize the R&D asset over its remaining useful life. The Company periodically evaluates these assets for impairment.

Intangible assets and in-process R&D at December 31, 2025 and 2024 consists of the following:

	Estimated Useful Life (Years)	2025	2024
Trade Secrets	10	$ —	$ 250,000
Less: Accumulated Amortization		—	(145,833)
Less: Impairment		—	(104,167)
Intangible Assets, Net		—	—
In-Process R&D		2,063,100	6,687,100
Total Intangible Assets and In-Process R&D, Net		$ 2,063,100	$ 6,687,100

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Amortization expense on intangible assets was $— and $15 thousand for the years ended December 31, 2025 and 2024, respectively. In July 2024, the Company decided to cease development of KIO-201 and wrote off the intangible asset balance of approximately $0.1 million.

8. Capital Stock

All amounts of shares of common stock in the transactions described below have been adjusted to reflect post-Amendment adjusted shares of common stock of the Company.

During 2025, 661,581 shares of common stock were issued upon the exercise of pre-funded warrants and 56,301 shares of common stock, respectively, were issued upon the exercise of Class C Warrants at $4.7079 per share for aggregate proceeds of approximately $0.3 million.

On May 1, 2024, the Company held its 2024 Annual Meeting of Stockholders (the "Annual Meeting") where the Company's stockholders voted to approve various proposals including (i) adoption of a new Equity Incentive Plan, the "2024 Equity Incentive Plan", (ii) an amendment to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to 150,000,000, which the Company filed with the Secretary of State for the State of Delaware on May 1, 2024 and (iii) the approval, as contemplated by Nasdaq Listing Rule 5635, of the issuance of up to 5,486,066 shares of Common Stock upon the exercise of Tranche A Warrants and Tranche B Warrants issued in the private placement that closed on February 5, 2024.

On January 31, 2024, the Company entered into a private placement agreement with Maxim Group LLC serving as placement agent for 1,755,556 shares of common stock, pre-funded warrants to purchase up to 1,261,582 shares of common stock, and accompanying Tranche A and Tranche B warrants to purchase up to an aggregate of 5,486,066 shares of common stock. The total net proceeds from the private placement were approximately $13.8 million.

The Tranche A warrants are exercisable for up to 2,743,033 shares of common stock at an exercise price of $5.4684 per share for an aggregate of up to $15.0 million and will expire at the earlier of (i) 30 days following the announcement of full data (expected in 2026) from the Company's Phase 2 clinical trial (ABACUS-2) of KIO-301 in patients with retinitis pigmentosa and the daily VWAP of the Company's common stock equaling or exceeding $9.9432 per share for 30 consecutive trading days following the announcement and (ii) five years from the date of stockholder approval of the warrants.

The Tranche B warrants are exercisable for up to 2,743,033 shares of common stock at an exercise price of $5.4684 per share for an aggregate of up to $15.0 million and will expire at the earlier of (i) 30 days following the announcement of topline data (expected in 2026) from the planned Phase 2 trial of KIO-104 in retinal inflammation and the daily VWAP of the Company's common stock equaling or exceeding $12.4290 per share for 30 consecutive trading days following the announcement and (ii) five years from the date of stockholder approval of the warrants.

F-26

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

9. Warrants

At December 31, 2025 and 2024, the following warrants were outstanding:

	Number of Awards		Weighted Average Exercise Price	Weighted Average Remaining Term in Years
Outstanding at December 31, 2023	1,451,589	$	21.60	2.46
Issued	6,747,648		4.45	4.77
Exercised	(358,831)		4.71	
Expired	(450,883)		12.45	
Outstanding at December 31, 2024	7,389,523		7.06	5.06
Exercised	(717,882)		0.37	
Expired	(71)		4,500.00	
Outstanding at December 31, 2025	6,671,570	$	7.73	3.67

All of the warrant agreements provide for a cashless exercise in the event a registration statement covering the issuance of the shares of common stock underlying the warrants is not effective, whereby the number of shares to be issued upon exercise of such warrants will be reduced based on the exercise price and the market value of the shares at the time of exercise. The outstanding warrants expire from 2026 through 2029.

In October 2024, an investor notified the Company of their intention to abandon 1,206 warrants that were issued in August 2021 with an original expiration in February 2027. This decrease is included with the expired warrants in the table above.

10. Equity Incentive Plan

The Company's Board of Directors ("the Board") adopted the 2014 Equity Incentive Plan (the "2014 Plan") and the Employee Stock Purchase Plan (the "ESPP"), and the Company's Stockholders approved the 2014 Plan and the ESPP Plan in February 2015. The Board subsequently adopted the 2024 Equity Incentive Plan (the "2024 Plan") and the Company's Stockholders approved the Plan in May 2024. Following adoption of the 2024 Plan, no further grants were made under the 2014 Plan. In May 2025, the Board determined that the potential future benefits of the ESPP were outweighed by the costs of its administration and terminated the ESPP effective as of April 30, 2025.

Consistent with the 2014 Plan, the 2024 Plan provides for the granting of stock options (incentive and nonqualified), restricted stock or other stock-based awards to employees, officers, directors, consultants, and advisors. The Board is responsible for administration of the 2024 Plan. The Company's Board determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company's voting stock) and with a term not to exceed ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted to any officer, employee, consultant, or director at an exercise price per share of not less than the par value per share.

As of December 31, 2025, the maximum number of shares of Common Stock that may be issued pursuant to the 2024 Plan was 555,556.

As of December 31, 2025, there were 270,892 shares of Common Stock available for grant under the 2024 Plan.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The following is a summary of stock option activity for the years ended December 31, 2025 and 2024:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life (In Years)
Outstanding at December 31, 2023	90,382	$ 41.43	9.25
Granted	74,137	4.35	
Expired	(1,443)	446.13	
Forfeited	(1,773)	7.04	
Outstanding at December 31, 2024	161,303	21.15	9.00
Exercisable at December 31, 2024	53,047	51.29	8.53
Vested and Expected to Vest at December 31, 2024	161,303	21.15	9.00
Granted	256,885	2.90	
Expired	(34)	22,645	
Outstanding at December 31, 2025	418,154	$ 8.10	8.78
Exercisable at December 31, 2025	114,649	$ 21.04	7.89
Vested and Expected to Vest at December 31, 2025	418,154	$ 8.10	8.78

During the years ended December 31, 2025 and 2024, the Board approved the grant of options to purchase 256,885 and 74,137 shares of Common Stock, respectively. All option grants were pursuant to the 2024 Plan. The Company grants time-based stock options which generally vest one-third of the underlying shares on the one-year anniversary of the grant date and the remainder ratably over a 24-month period. The Company has also issued grants with a four-year vesting term, of which one-fourth of the underlying shares vested immediately, one-fourth on the one-year anniversary of the grant date and the remainder vest ratably over a 24-month period. The fair value of time-based stock options is determined using the Black-Scholes Option Pricing Model, with such value recognized as expense over the service period, which is typically three years, net of actual forfeitures. For the years ended December 31, 2025 and 2024, the fair value of each option grant has been estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2025	2024
Risk-Free Interest Rate	3.87% - 3.97%	4.17% - 4.45%
Expected Life	6.0 years	6.0 years
Expected Average Volatility	132.8% - 136.6%	139.8% - 139.9%
Expected Dividend Yield	—%	—%

Using the Black-Scholes Option Pricing Model, the estimated weighted average fair value of an option to purchase one share of common stock granted during the years ended December 31, 2025 and 2024 was $2.65 and $4.02 respectively. The expected term of the options granted is calculated in accordance with the simplified method, whereby for service-based awards the expected life is calculated as a midpoint between the vest and expiry period. The Company uses the simplified method as there is not a sufficient history of share option exercises. Expected volatility is based on the historical volatility of the Company's common stock. The risk-free interest rate is determined based upon a constant U.S. Treasury security rate with a contractual life that approximates the expected term of the option.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The following is a summary of restricted stock activity for the years ended December 31, 2025 and 2024:

	Number of Shares	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Recognition Period
Non-vested Outstanding at December 31, 2023	25,493	$ 14.75	2.57
Awarded	30,604	4.35	
Released	(8,621)	16.69	
Forfeited	(779)	15.59	
Non-vested Outstanding at December 31, 2024	46,697	7.56	2.19
Awarded	43,069	2.93	
Released	(18,781)	9.95	
Non-vested Outstanding at December 31, 2025	70,985	$ 7.56	1.86

During the years ended December 31, 2025 and 2024, 0 and 779 shares of restricted stock, which had not vested, were forfeited and returned to the Company, respectively. During the years ended December 31, 2025 and 2024, the Board approved the grant of 43,069 and 30,604 restricted shares of Common Stock, respectively. All grants of restricted shares during 2024 were pursuant to the 2024 Plan. All grants of restricted shares during 2023 were pursuant to the 2014 Plan. The restricted shares of Common Stock vest with respect to one-third of the underlying shares on the one-year anniversary of the grant date and the remainder ratably over a 24-month period.

The total stock-based compensation expense for employees and non-employees is included in the accompanying consolidated statements of operations and comprehensive (loss) income and as follows:

	Year Ended December 31,	
	2025	2024
General and Administrative	$ 527,245	$ 277,085
Research and Development	372,991	379,508
Total Stock-Based Compensation Expense	$ 900,236	$ 656,593

The fair value of options granted for the years ended December 31, 2025 and 2024 was approximately $0.7 million and $0.3 million, respectively. As of December 31, 2025 and 2024, there was approximately $0.5 million and $0.5 million of total unrecognized compensation expense related to unvested stock-based compensation arrangements granted, which cost is expected to be recognized over a weighted average period of 2.0 and 3.8 years, respectively. The stock options outstanding and exercisable as of December 31, 2025 and 2024 had an aggregate intrinsic value of $0. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the market price of the Company's common stock for options that had exercise prices lower than $1.97 and $3.30, the closing price of the Company's stock on December 31, 2025 and 2024, respectively.

Unamortized compensation expense related to the restricted stock awards amounted to $0.2 million and $0.3 million as of December 31, 2025 and 2024, respectively, and is expected to be recognized over a weighted average period of approximately 2.0 and 3.9 years, respectively.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

11. Income Taxes

The components of (loss) income before income tax expense are as follows:

		Year Ended December 31,		
		2025		**2024**
Domestic	$	(7,288,452)	$	1,994,760
Foreign		(4,828,851)		3,664,978
Total (Loss) Income Before Income Taxes	$	(12,117,303)	$	5,659,738

The components of income tax expense are as follows:

		Year Ended December 31,		
		2025		**2024**
Current Taxes:				
Federal	$	(943,072)	$	1,034,972
State		64,244		312,323
Foreign		(14,784)		1,006,461
Total Current Taxes	$	(893,612)	$	2,353,756
Deferred Taxes:				
Federal	$	4,145	$	(75,375)
State		(98,682)		(213,376)
Foreign		(294,000)		—
Total Deferred Taxes	$	(388,537)	$	(288,751)
Income Tax Expense	$	(1,282,149)	$	2,065,005

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The difference between the effective rate reflected in the provision for income taxes and the amounts determined by applying the applicable statutory U.S. tax rate are analyzed below:

	Year Ended December 31,	
	2025	
Federal statutory income tax rate	$ (2,544,634)	21.00 %
State income taxes, net of federal benefit *	(35,668)	0.30 %
Foreign tax effects		
Australia		
Nondeductible R&D Expenses	212,444	(1.76)%
Prior Period Nondeductible Expenses	295,447	(2.44)%
Foreign Credits	(379,164)	3.14 %
Other	(114,810)	0.92 %
Austria		
Adjustment to Prior Year Statutory Income	351,885	(2.91)%
Changes in Valuation Allowance	231,205	(1.91)%
Remeasurement of PY Deferred Taxes	143,086	(1.18)%
Other	(34,817)	0.29 %
Changes in Valuation Allowance	4,448,220	(36.81)%
Tax credits		
R&D Credits	(131,499)	1.09 %
Nontaxable or Nondeductible Items		
Equity Compensation	558,370	(4.62)%
Contingent Consideration	(262,956)	2.18 %
Other	5,742	(0.05)%
Changes in unrecognized tax benefits	31,760	(0.26)%
Other		
Reinstated NOL Carryover	(3,249,550)	26.89 %
Other PY True Up	(807,210)	6.68 %
Provision for Income Taxes	$ (1,282,149)	10.50 %

*The state that contributed to the majority (greater than 50%) if the tax effect in this category for the year ended December 31, 2025 was California.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

As previously disclosed, prior to the adoption of ASU 2023-09, the difference between the provision (benefit) for income taxes and the amount computed by applying the U.S. federal income tax rate for the year ended December 31, 2024 is as follows:

	Year Ended December 31,
	2024
United States Federal Income Tax Rate	21.00 %
State Taxes, Net of Federal Benefit	83.60 %
Contingent Consideration	(3.46)%
GILTI Inclusion	21.39 %
382 Limited Amortization - RBIL	11.60 %
ASC 718 - ISOs	0.60 %
Other Permanent Differences	0.55 %
Section 250 Deduction	(10.69)%
Change in Valuation Allowance	(349.18)%
Research and Development Credits	(0.47)%
Tax Rate Differential	2.69 %
Foreign Stock Compensation	0.98 %
Foreign Credits to Expire Unused	44.76 %
True-up Other	9.39 %
382 Limited NOLs - RBIL	33.65 %
NOLs to Expire Unused	169.82 %
Other	0.03 %
Effective Tax Rate Expense	36.26 %

The Company's deferred tax assets and liabilities consist of the following:

	Year Ended December 31,	
	2025	2024
Net Deferred Tax Liability:		
Net Operating Loss Carryforwards	$ 14,202,833	$ 9,240,807
Research and Development Credit Carryforwards	97,746	—
Capitalized Research and Development	2,332,010	4,169,983
Stock-Based Compensation	265,856	871,698
Cash Versus Accrual Adjustments	377,639	61,681
Total Deferred Tax Assets	17,276,084	14,344,169
Valuation Allowance	(16,862,945)	(13,139,483)
Net Deferred Tax Asset	413,139	1,204,686
In-Process Research and Development	(453,253)	(1,695,376)
Other, Net	(62,038)	—
Net Deferred Tax Liability	$ (102,152)	$ (490,690)

The Company has recorded a valuation allowance against its United States and foreign deferred tax assets in each of the years ended December 31, 2025, and 2024 because the Company's management believes that it is

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

more likely than not that these assets will not be realized. The valuation allowance changed by approximately $3.7 million and $(19.9) million during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the Company has federal net operating loss carryforwards of approximately $53.8 million, to offset future taxable income. All of the federal NOL carryforwards were generated during the years ended December 31, 2018 and forward and they will carry forward indefinitely, but their utilization will be limited to 80% of taxable income. The Company has foreign net operating loss carryforwards of $12.6 million as of December 31, 2025, which can be carried forward indefinitely, but their utilization will be limited to 75% of taxable income. The Company has no state NOL carryforwards.

As of December 31, 2025, the Company had federal and state research and development tax credit carryforwards of $93.2 thousand and $47.0 thousand, respectively, to offset future income taxes. The federal credits will begin to expire in 2045. The state credits can be carried forward indefinitely.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, future utilization of the Company's net operating loss and research and development credit carryforwards to offset future taxable income and tax respectively, may be subject to an annual limitation as a result of ownership changes that may have occurred or that could occur in the future. An ownership change occurs when a cumulative change in ownership of more than 50% occurs within a three-year period.

In 2024, the Company performed a Section 382/383 analysis which determined that multiple ownership changes occurred. As a result, the Company reduced a portion of its federal and state net operating losses and R&D credit carryforwards. Further, the Company limited the deduction for amortization of its intangible assets which gave rise to a Net Unrealized Built in Loss (NUBIL). A portion of the NUBILs were converted to pre-change NOLs which may be carried forward indefinitely subject to the Section 382 annual limitation.

The Company has not completed a 382 analysis to determine if an ownership change occurred post-2024. If a change in ownership were to have occurred in 2025 or occurs in the future, the use of the Company's federal and state NOL and tax credit carryforwards may be limited or reduced. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact the Company's effective tax rate.

The amounts of cash income taxes paid/(refunded) by the Company for the year ended December 31, 2025 is as follows:

	Year Ended December 31, 2025
Federal	$ 1,125,000
State	
California	345,512
Other States	2,180
Foreign	
Australia	951,165
Total	$ 2,423,857

As of December 31, 2025 the Company had unrecognized tax benefits of $34.0 thousand. As of December 31, 2024, the Company had no unrecognized tax benefits. Due to the existence of the valuation allowance, none of the unrecognized benefits would affect the effective tax rate. The Company's policy is to recognize interest and penalties from uncertain tax positions in income tax expense. The Company did not record any interest or

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

penalties for the years ended December 31, 2025 or 2024 and had no accrued interest on the balance sheets as of December 31, 2025 or 2024.

The Company files United States federal and state income tax returns as well as foreign tax returns for its subsidiaries in Austria and Australia. The Company is not under examination by any jurisdiction for any tax year. The Company is generally open to federal examination since 2018 due to the carryforward NOLs, state examination since 2021, and foreign examination since 2021 due to the carryforward of NOLs.

12. Commitments and Contingencies

Credit Line Agreement

In March 2025, the Company entered into a credit line with UBS (the "Credit Line") providing for a $10.0 million revolving line of credit. The Credit Line bears interest at the 30-day Secured Overnight Financing Rate ("SOFR") average, plus 1.5%. The SOFR rate is variable. The Credit Line is secured by a first priority lien and security interest in the Company's marketable securities held in its managed investment accounts with UBS. During 2025, the Company received $2.8 million in proceeds from the line, and made payments of $2.8 million, resulting in no credit line balance as of December 31, 2025.

Leases

The Company is a party to five real property operating leases for the rental of office and clinical trial space. In May 2022, the Company entered into a 12-month lease for office space in Adelaide, Australia (the "Adelaide Lease") which expired in May 2023. Following expiration, the landlord agreed to extend the Adelaide Lease on a month-month basis, whereby the Company must provide 90-day notice of termination. The Adelaide Lease is a short-term lease which is exempt for ROU asset and lease liability reporting. The Company also entered into a lease for 910 square feet of office space in Vienna, Austria ("the Vienna Lease"). The Vienna Lease commenced on October 15, 2023 with a term of 5 years through October 14, 2028. The Company recorded a right-of-use (ROU) asset and lease liability upon lease commencement in October 2023. In January 2025, the Company entered into two new leases to support the Phase 2 clinical trial for KIO-301. The leases in Western Australia ("the Perth Lease") and Queensland, Australia ("the Brisbane Lease") both commenced on February 1, 2025, each with a term of 2 years through January 31, 2027. The Company recorded a ROU asset and lease liability upon lease commencement. In March 2025, the Company entered into a new lease in Encinitas, California, which is now used for its corporate headquarters. The lease commenced on June 1, 2025 with a term of 3 years, 3 months ending on August 31, 2028. The Company recorded a ROU asset and lease liability upon lease commencement.

Operating lease assets and liabilities are recognized at the lease commencement date at the present value of lease payments to be paid. Operating lease assets represent the Company's right to use an underlying asset and are based upon the operating lease liabilities adjusted for prepayments or accrued lease payments. To determine the present value of lease payments to be paid, the Company estimated incremental secured borrowing rates corresponding to the maturities of the leases. For the newly established leases, the Company estimated a rate of 5.85% based on prevailing financial market conditions, comparable company and credit analysis, and management judgment. The Company recognizes expense for its leases on a straight-line basis over the lease term. Operating lease expense, consisting of the reduction of the right-of-use asset and the imputed interest on the lease liability, totaled $0.2 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively.

Rent and facilities expenses related to the KIO-301 clinical trial sites are fully reimbursed under the License Agreement with TOI.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

Future annual minimum lease payments were as follows as of December 31, 2025:

	Operating Leases
2026	$ 173,129
2027	136,716
2028	85,636
Less: Amounts Representing Interest	(27,222)
Lease Liabilities	$ 368,259

Option Agreement

The Company is party to one option agreement. In May 2025, the Company entered into the Option Agreement with Senju. Under the Option Agreement, Senju paid the Company a non-refundable upfront Option Fee of $1.25 million in exchange for an exclusive Option to negotiate a sublicense for the development and commercialization rights to KIO-301 program in certain key countries in Asia, including Japan and China, following the completion of a Phase 2 clinical trial, which is currently in underway in Australia in collaboration with TOI. The Option exercise term will end after a defined period following the report of topline data from the ongoing ABACUS-2 Phase 2 clinical trial. For an additional option fee of $0.5 million, Senju can extend the exercise term. If exercised, the Option would lead to a separate sublicense agreement, with certain pre-negotiated terms, including potential additional consideration encompassing upfront, milestone, and royalty payments for a combined maximum of $110.75 million.

License and Exclusive Rights Agreements

The Company is a party to five license agreements as described below. These license agreements require the Company to pay or receive royalties or fees to or from the licensor based on revenue or milestones related to the licensed technology. In April 2025, the SentrX Agreement was terminated, otherwise there have been no material changes to the terms of these agreements during the twelve months ended December 31, 2025.

On January 25, 2024, the Company entered into a license agreement with TOI, a sister company of the global ophthalmic specialty company Théa. Under the agreement, Kiora granted TOI exclusive worldwide development and commercialization rights, excluding certain countries in Asia, to KIO-301 for the treatment of degenerative retinal diseases. In exchange, Kiora received an up-front payment of $16 million; will be eligible to receive up to $285 million upon achievement of pre-specified clinical development, regulatory and commercial milestones; tiered royalties of up to low 20% on net sales; and reimbursement of certain KIO-301 research and development expenses. For the years ended December 31, 2025 and 2024, the Company recorded offsetting expense credits of $7.1 million and $2.9 million related to reimbursable KIO-301 expenses.

On May 1, 2020, the Company (through its subsidiary, Bayon Therapeutics, Inc.) entered into an agreement with Photoswitch Therapeutics, Inc. ("Photoswitch") granting to the Company access to certain patent applications and IP rights with last-to-expire patent terms of January 2030. The agreement calls for payments to Photoswitch upon the achievement of certain development and upon first commercial sale of the product. On October 30, 2023, the Company, through its subsidiary, Bayon Therapeutics, Inc., entered into an agreement with the University of California ("UC") to amend its licensing agreement dated May 1, 2020 effective November 5, 2023, granting the Company exclusive rights to a patent application covering specific formulations of KIO-301, which was previously jointly owned by UC and Bayon. Further, Bayon has the ability to assign or transfer the agreement providing written notice is given within at least 15 days prior to any such assignment, providing written assignment agreement by successor within 30 days, and by paying an assignment fee of $30,000 within 30 days of the assignment. Per the terms of the agreement, upon execution of the amendment the Company was required to pay UC $15,000.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

On May 1, 2020, the Company (through its subsidiary, Bayon Therapeutics, Inc.) entered into an agreement with the University of California ("UC") granting to the Company the exclusive rights to its pipeline of photoswitch molecules. The agreement requires the Company to pay an annual fee to UC of $5,000, as well as payments to UC upon the achievement of certain development milestone and royalties based on KIO-301 revenue. The Company is obligated to pay royalties on net sales of two percent (2%) of the first $250 million of net sales, one and a quarter percent (1.25%) of net sales between $250 million and $500 million, and one half of one percent (0.5%) of net sales over $500 million. In addition, the agreement requires the Company to pay sublicense fees for the grant of rights under a sublicense agreement at 8% of sublicense revenue prior to enrolling the first patient in any Phase 1 or Phase II (if Phase I is not performed) clinical trial of a licensed product, 6% of sublicense revenue prior to enrolling the first patient in any Phase III clinical trial of a licensed product, or 4% of sublicense revenue prior to any arms-length first commercial sale of a licensed product. On October 30, 2023, the Company, through its subsidiary, Bayon Therapeutics, Inc., entered into an agreement with UC to amend its licensing agreement dated May 1, 2020 effective November 5, 2023, granting the Company exclusive rights to a patent application covering specific formulations of KIO-301, which was previously jointly owned by UC and Bayon. Further, Bayon has the ability to assign or transfer the agreement providing written notice is given within at least 15 days prior to any such assignment, providing written assignment agreement by successor within 30 days, and by paying an assignment fee of $30,000 within 30 days of the assignment. Per the terms of the agreement, upon execution of the amendment the Company was required to pay UC $15,000. Per these terms, the Company made a payment to UC for $0.7 million related to the upfront payment received from TOI upon execution of the strategic development and commercialization agreement. The agreement expires on the date of the last-to-expire patent included in the licensed patent portfolio which is currently January 2030, however if patents that are currently pending approval are issued, the license expiration would extend into 2046.

On July 2, 2013, the Company (through its subsidiary, Kiora Pharmaceuticals, GmbH) entered into an out-license agreement with 4SC granting 4SC the exclusive worldwide right to commercialize the compound used in KIO-101 and KIO-104 for rheumatoid arthritis and inflammatory bowel disease, including Crohn's Disease and Ulcerative Colitis. The Company is eligible to receive milestone payments totaling up to €155 million, upon and subject to the achievement of certain specified developmental and commercial milestones. We have not received any milestones from 4SC. In addition, the Company is eligible to receive royalties of 3.25% on net sales of any product commercialized by 4SC using the compound in KIO-101 and KIO-104.

On July 2, 2013, the Company (through its subsidiary, Kiora Pharmaceuticals GmbH) entered into a patent and know-how assignment agreement with 4SC Discovery GmbH ("4SC") transferring to it all patent rights and know-how to the compound used in KIO-101 and KIO-104. The Company is responsible for paying royalties of 3.25% on net sales of KIO-101, KIO-104 or any other therapeutic product that uses the compound.

Agreements Terminated or Settled Within the Year

On September 26, 2018, the Company entered into an intellectual property licensing agreement (the "SentrX Agreement") with SentrX, a veterinary medical device company that develops and manufactures veterinary wound care products. Under the SentrX Agreement, the Company in-licensed the rights to trade secrets and know-how related to the manufacturing of KIO-201. The SentrX Agreement enables the Company to pursue a different vendor with a larger capacity for manufacturing and an FDA-inspected facility for commercialization of a product for human use. Under the SentrX Agreement, SentrX is eligible to receive milestone payments totaling up to $4.75 million, upon and subject to the achievement of certain specified developmental and commercial milestones. On June 7, 2023, the Company entered into an amendment agreement (the "SentrX First Amendment") whereby SentrX removed the Company's obligation to make any further payments, milestone or otherwise.The term of the amendment agreement remains unchanged, which is until the product is no longer in the commercial marketplace. In addition, on June 7, 2023, the Company entered into a new exclusive license agreement (the "New SentrX Agreement") with SentrX, whereby the Company out-licensed certain KIO-201 patents (focused on the combination of KIO-201 with an antibiotic) for use in animal health and veterinary

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

medicine. Under the New SentrX Agreement, SentrX is obligated to pay the Company a flat low single-digit royalty on net sales, and is effective until the last licensed patent terminates. In August 2023, SentrX was acquired by Dômes Pharma. In July 2024, the Company decided to cease continued development of KIO-201 in combination with an antibiotic, and provided notice to Dômes Pharma of its intention to cease continued maintenance of all related licensed IP and its willingness to transfer control of the prosecution and maintenance of the licensed patents at their request. In April 2025, the SentrX Agreement was terminated.

13. Employee Benefit Plans

The Company has an employee benefit plan for its United States-based employees under Section 401(k) of the Internal Revenue Code. The Plan allows all eligible employees to make contributions up to a specified percentage of their compensation. Under the Plan, the Company may, but is not obligated to, match a portion of the employee contribution up to a defined maximum. The Company made no matching contributions for the years ended December 31, 2025 and 2024.

14. Segment Information

The Company operates in and reports as a single reportable segment, focused on the development of innovative ophthalmic pharmaceutical products.

Our CODM is our President and Chief Executive Officer, Brian M. Strem. The CODM does not evaluate profitability nor evaluate performance or allocate resources below the level of the consolidated Company. The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The CODM reviews operating expenses and net (loss) income presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. These metrics serve as benchmarks to evaluate the business, measure performance, identify trends, prepare financial projections, and make strategic decisions. The CODM does not evaluate performance or allocate resources based on segment assets data; therefore, total segment assets are not presented.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

The following table presents the revenue, significant expenses, and net (loss) income for the Company's single reportable segment:

	Year Ended December 31,	
	2025	**2024**
Total Revenue	$ —	$ 16,020,000
Less: Significant and Other Segment Expenses		
General and Administrative	5,745,087	5,542,324
Research and Development		
KIO-101	17,541	25,456
KIO-104	718,552	671,739
KIO-201*	—	30,875
KIO-301	7,217,067	3,836,105
R&D Tax Credit	(587,447)	17,894
Unallocated Research and Development Expenses[2]	3,414,684	3,260,138
Total Research & Development	10,780,397	7,842,207
KIO-301 Collaboration Credit	(7,066,237)	(2,945,350)
In-Process R&D Impairment	4,624,000	2,008,000
Change in Fair Value of Contingent Consideration	(1,252,174)	(937,469)
Interest Income	(894,002)	(1,252,849)
Other Segment Expenses[3]	180,232	103,399
Income Tax (Benefit) Expense	(1,282,149)	2,065,005
Net (Loss) Income	**$ (10,835,154)**	**$ 3,594,733**

---

[2] Unallocated research and development expenses primarily include personnel costs, research consulting and scientific advisory expenses.

[3] Other segment expenses primarily include interest expense, other income (expense), net, and loss on disposal of fixed assets.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

15. Roll-forward of TOI Activity

Per the terms of the license and collaboration agreement with TOI, TOI is responsible for all R&D expenses related to KIO-301. This provides for the Company's right to reimbursement upon its submission to TOI of an allowable vendor invoice. Allowable vendor invoices that the Company receives may pertain to services already rendered to the Company, while others may pertain to the prepayment of services that the Company will receive in future periods.

The table below summarizes the R&D expenses submitted for reimbursement and the R&D expenses incurred by the Company related to the collaboration, including the corresponding collaboration credits. These amounts are presented for the most recent relevant periods:

Period	Amount Billed/ Submitted for Reimbursement	Amount Reimbursed/ Received	R&D Expenses Incurred	Collaboration Credits	Variance (foreign exchange timing)	Adjustment to Deferred Collaboration Credits[4]	Adjustment to Accrued Expenses[5]
Quarter ended March 31, 2024	$ 189,904	$ —	$ 189,904	$ (190,553)	$ (649)	$ —	$ —
Quarter ended June 30, 2024	$ 1,341,297	$ (189,904)	$1,139,761	$(1,141,985)	$ (2,223)	$ (450,056)	$ 248,520
Quarter ended September 30, 2024	$ 1,783,472	$(1,341,297)	$ 868,198	$ (867,760)	$ 437	$ (788,934)	$(126,340)
Quarter ended December 31, 2024	$ 601,197	$(1,783,472)	$ 739,557	$ (745,052)	$ (5,495)	$ 92,546	$ 45,814
Fiscal Year ended December 31, 2024	**$ 3,915,870**	**$(3,314,673)**	**$2,937,420**	**$(2,945,350)**	**$ (7,930)**	**$(1,146,444)**	**$ 167,994**
Quarter ended March 31, 2025	$ 1,727,386 [6]	$ (990,979)[7]	$1,969,270	$(1,966,123)	$ 3,147	$ 251,304	$ (9,420)
Quarter ended June 30, 2025	$ 1,168,022	$(1,337,604)	$1,682,980	$(1,685,917)	$ (2,937)	$ 163,277	$ 351,681
Quarter ended September 30, 2025	$ 1,467,935 [8]	$(1,422,731)	$1,657,131	$(1,658,248)	$ (1,117)	$ 10,055	$ 179,141
Quarter ended December 31, 2025	$ 1,522,770	$(1,213,226)	1,752,591	(1,755,949)	(3,358)	238,264	(8,443)
Fiscal Year ended December 31, 2025	**$ 5,886,113**	**$(4,964,540)**	**$7,061,972**	**$(7,066,237)**	**$ (4,265)**	**$ 662,900**	**$ 512,959**

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[4] Change in prepaid expenses that have not yet been incurred but which have been paid/submitted for reimbursement. The Company's contract with TOI allows for reimbursement upon the Company's receipt of an allowable vendor invoice.

[5] Change in expenses incurred but not billable to TOI until invoiced by a third-party vendor.

[6] Includes $389,782 billed in February 2025 related to Phase 3 activities that were reimbursed by TOI prior to quarter-end March 31, 2025, plus $1,337,604 related to reimbursable first quarter 2025 R&D expenses, subsequently reimbursed in the second quarter of 2025.

[7] Includes $601,197 related to fourth quarter 2024 Collaboration Receivable and $389,782 billed and reimbursed by TOI in February 2025.

[8] Includes $254,709 billed in August 2025 related to Phase 3 activities that were reimbursed by TOI prior to quarter-end September 30, 2025, plus $1,213,226 related to reimbursable third quarter 2025 R&D expenses, subsequently reimbursed in the fourth quarter of 2025.

KIORA PHARMACEUTICALS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025

16. Prepaid Collaboration Expenses and Accrued Collaboration Credit

The "Prepaid Collaboration Expenses" asset and "Accrued Collaboration Credit" liability on the consolidated balance sheets represents the cumulative amount of: (i) Deferred Collaboration Credits, which are prepaid R&D expenses that are eligible for reimbursement but for which the related services have not yet been provided to the Company and are currently recognized as "Collaboration Credit" on the consolidated statements of operations and comprehensive (loss) income as the expenses are incurred, and (ii) Accrued Expense Adjustments, which are R&D expenses that have been incurred but have not yet been invoiced by a third-party vendor and thereby are not yet paid/submitted for reimbursement. The changes in these balances have been included in the table in Note 15 for reference in reconciling the Amount Billed/Submitted for Reimbursement compared to the amount of R&D Expenses Incurred.

	Three Months Ended December 31,		Year Ended December 31,	
	2025	2024	2025	2024
Beginning Balance	$ (29,057)	$(1,119,591)	$ (981,111)	$ —
Prepaid expenses included in reimbursement, not yet incurred	238,264	92,546	662,900	(1,146,444)
Accrued expenses for work performed, not yet invoiced	(8,443)	45,814	512,959	167,994
Foreign currency adjustments	568	120	6,584	(2,661)
Ending Balance	**$ 201,332**	**$ (981,111)**	**$ 201,332**	**$ (981,111)**

17. Subsequent Events

In December 2025, the Company entered into a new lease for office space in Melbourne, Australia. The lease commenced on January 5, 2026 with a one year term ending on December 31, 2026, with total minimum lease payments of approximately $25 thousand.

In February 2026, the Company entered into a new clinical trial site lease in Auckland, New Zealand. The lease commenced on March 1, 2026 with a term of two years ending on March 1, 2028, with total minimum lease payments of approximately $32 thousand. The Company expects to recognize a right-of-use asset and corresponding lease liability of approximately $30 thousand upon lease commencement, based on its incremental borrowing rate at that time. This lease will increase the Company's future operating lease obligations and is expected to increase annual lease expense beginning in 2026.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2026	By:	/s/ Brian M. Strem
		President and Chief Executive Officer

Date: March 25, 2026	By:	/s/ Melissa Tosca
		Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Brian M. Strem Brian M. Strem	President and Chief Executive Officer (Principal Executive Officer)	March 25, 2026
/s/ Melissa Tosca Melissa Tosca	Chief Financial Officer (Principal Financial and Accounting Officer)	March 25, 2026
/s/ Praveen Tyle Praveen Tyle	Director	March 25, 2026
/s/ Lisa Walters-Hoffert Lisa Walters-Hoffert	Director	March 25, 2026
/s/ David Hollander David Hollander	Director	March 25, 2026
/s/ Aron Shapiro Aron Shapiro	Director	March 25, 2026
/s/ Erin Parsons Erin Parsons	Director	March 25, 2026
/s/ Carmine Stengone Carmine Stengone	Director	March 25, 2026